As filed with the Securities and Exchange	Registration No. 333-92000
Commission on September 19, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT

ON

FORM S-6
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2
Select*Life Variable Account
(Exact Name of Registrant)

ReliaStar Life Insurance Company
20 Washington Avenue So.
Minneapolis, MN 55401
(Name and Address of Principal Executive Office of Depositor)
J. Neil McMurdie, Counsel
ReliaStar Life Insurance Company
151 Farmington Avenue, TS31, Hartford, Connecticut 06l56
(Name and Complete Address of Agent for Service)

Kimberly J. Smith, Chief Counsel
ING Americas, Retail Products Group
1475 Dunwoody Drive, West Chester, Pennsylvania 19380

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

It is proposed that this Filing will become effective on September 23, 2002.

The securities being registered hereby are interests under variable life insurance policies or certificates.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SELECT*LIFE VARIABLE ACCOUNT

Cross Reference Sheet
(Reconciliation and Tie Sheet)
Item No. of Form N-8B-2	Part I -- Prospectus
1	Cover Page
2	Cover Page
3	Not Applicable
4	Distribution of the Policies
5	ReliaStar Life Insurance Company; The Variable Account
6	The Variable Account
7	Not Applicable
8	Not Applicable
9	Not Applicable
10

Policy Summary; Death Benefits; Premium Payments; Allocation of Net Premium; Death Benefit Guarantees; How We Calculate Accumulation Unit Value; Lapse; Reinstatement; Surrenders; The Investment Options; Transfers; Loans; Free Look Period; Voting Privileges; General Policy Provisions; Appendix A

11	Fees and Charges; The Investment Options
12	The Investment Options
13	Fees and Charges
14	The Policies; General Policy Provisions; Distribution of the Policies
15	Premium Payments; Allocation of Net Premium; The Investment Options
16	Premium Payments; Allocation of Net Premium; Surrenders; The Investment Options
17	Surrenders; Loans; Free Look Period; General Policy Provisions;
18	The Variable Account; The Investment Options; Premium Payments; Allocation of Net Premium
19	Voting Privileges; General Policy Provisions
20	Not Applicable
21	Loans
22	Not Applicable
23	Directors and Principal Officers
24	General Policy Provisions
25	ReliaStar Life Insurance Company
26	Not Applicable
27	ReliaStar Life Insurance Company
28	Directors and Principal Officers
29	ReliaStar Life Insurance Company
30	Not Applicable
31	Not Applicable
32	Not Applicable
33	Not Applicable
34	Not Applicable
35	Not Applicable
36	Not Applicable
37	Not Applicable
38	Distribution of the Policies
39	Distribution of the Policies
40	Distribution of the Policies
41	Distribution of the Policies
42	Directors and Principal Officers
43	Not Applicable
44	The Investment Options; Premium Payments; Allocation of Net Premium; Fees and Charges
45	Not Applicable
46	The Investment Options; Fees and Charges
47	The Investment Options
48	Not Applicable
49	Not Applicable
50	The Variable Account
51	Cover Page; The Policies; Death Benefits; Premium Payments; Allocation of Net Premium; Fees and Charges; Lapse; Reinstatement; Free Look Period
52	The Investment Options
53	Tax Considerations
54	Not Applicable
55	Not Applicable
56	Not Applicable
57	Not Applicable
58	Not Applicable
59	Financial Statements

ING PROTECTOR ELITE A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY issued by ReliaStar life Insurance Company and its SelectH Life Variable Account

The Policy	The Fund Families
Is issued by ReliaStar Life Insurance Company.	45 funds from the following fund families are available through the policy.
Is returnable by you during the free look period if you are not satisfied.
Premium Payments
Are flexible, so the premium amount and frequency may vary.
Are allocated to the variable account and the fixed account, based on your instructions.	AIM Variable Insurance Funds
Are subject to specified fees and charges.	Alger American Funds
The Policy Value	Fidelity® Variable Insurance Products Funds
Is the sum of your holdings in the fixed account, the variable account and the loan account.
The GCG Trust
Has no guaranteed minimum value under the variable account. The value varies with the value of the funds you select.	ING Income Shares
ING Partners, Inc.
Has a minimum guaranteed rate of return for amounts in the fixed account.	ING Variable Portfolios, Inc.
Is subject to specified fees and charges, including possible surrender charges.
Death Benefit Proceeds	ING Variable Products (VP) Trust
Are paid if your policy is in force when the insured person dies.
Are calculated under your choice of options:	Janus Aspen Series
Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;	Neuberger Berman Advisers Management Trust

  Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
OCC Accumulation Trust
Pioneer Variable Contracts Trust

  Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
Putnam Variable Trust

Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

  This prospectus describes what you should know before purchasing the ING Protector Elite variable universal life insurance policy. Please read it carefully and keep it for future reference. A prospectus for each of the funds available through the policy must accompany and should be read together with this prospectus.

  Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is NOT a bank deposit or obligation, insured by the FDIC or backed by any bank or government agency.
The date of this prospectus is September 23, 2002.

TABLE OF CONTENTS
	Page		Page
POLICY SUMMARY .............................	3	Termination of Coverage ................................	43
The Policy's Features and Benefits ...............	3	TAX CONSIDERATIONS ............................	45
Factors You Should Consider Before		Tax Status of the Company ..............................	45
Purchasing a Policy ............................	6	Tax Status of the Policy .................................	45
Fees and Charges ....................................	8	Diversification and Investor Control Requirements .	46
THE COMPANY, THE FIXED ACCOUNT		Tax Treatment of Policy Death Benefits ..............	46
AND THE VARIABLE ACCOUNT ......	15	Distributions Other than Death Benefits ...............	46
ReliaStar Life Insurance Company ...............	15	Other Tax Matters ........................................	48
The Investment Options ............................	15	ADDITIONAL INFORMATION ....................	51
DETAILED INFORMATION ABOUT THE		General Policy Provisions ...............................	51
POLICY ........................................	21	Directors and Principal Officers ........................	58
Purchasing a Policy .................................	21	Legal Proceedings ........................................	59
Fees and Charges ....................................	23	Experts .....................................................	59
Death Benefits .......................................	27	Registration Statement ...................................	59
Additional Insurance Benefits .....................	32	Financial Statements .....................................	60
Policy Value ..........................................	37	Appendix A ................................................	A-1
Special Features and Benefits .....................	39
TERMS TO UNDERSTAND
The following is a list of some of the key defined terms and the page number on which each is defined:
Term	Page Where Defined	Term	Page Where Defined
Age ............................................	21	Net Policy Value ............................	4
Fixed Account ...............................	4	Policy Date ...................................	9
Fixed Account Value .......................	15	Policy Value .................................	1
Loan Account ................................	39	Surrender Value .............................	4
Loan Account Value ........................	39	Valuation Date ..............................	9
Monthly Processing Date ..................	25	Variable Account ...........................	4
Net Premium .................................	3	Variable Account Value ....................	37

  "ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

  State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our:	Customer Service Center P.O. Box 5011 2001 21st Avenue, N.W. Minot, North Dakota 58703 1-877-886-5050 www.servicecenter@reliastar.com

2 - ING Protector Elite

POLICY SUMMARY

  This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits
Premium Payments See Purchasing a Policy - Premium Payments, page 21.	You choose when to pay and how much to pay.
You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse.
We may refuse to accept any premium less than $25.
You cannot pay additional premiums after age 100.
We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.
We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Free Look Period See Purchasing a Policy - Free Look Period, page 22.	During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
During the free look period, your net premium will be allocated to the money market sub-account.
The free look refund will equal the greater of:
A return of all premium we have received; or
Your policy value plus a refund of all charges deducted.
Death Benefits See Death Benefits, page 27.	Death benefits are paid if your policy is in force when the insured person dies.
You must choose either the "guideline premium test" or the "cash value accumulation test" to ensure compliance with the Internal Revenue Code's definition of "life insurance."
Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
You may choose between one of three death benefit options:
Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;

    Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or

    Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.

    After age 100, the base death benefit under all options will generally be the greater of the amount of insurance coverage you have selected plus the amount of coverage, if any, under the term insurance rider or your policy value multiplied by the appropriate factor described in Appendix A. See Automatic Rider Benefits - Full Death Benefit Rider.

We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.
The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.
ING Protector Elite - 3

Death Benefit Guarantees See Death Benefits - Death Benefit Guarantees, page 31.

    During the basic death benefit guarantee period, your policy will not lapse as long as your policy value minus any surrender charge, loan account value and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.

    After your basic death benefit guarantee period, your policy will not lapse as long as your policy value minus the loan account value (the "net policy value") is enough to pay the periodic fees and charges, when due.

    However, the policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges, when due:

    The basic death benefit guarantee is standard on every policy. This guarantee lasts for the lesser of five years or to age 80, but not less than one year. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date;

    The extended death benefit guarantee is an optional benefit that may be selected only when you apply for the policy. If you select this guarantee, it lasts for the lesser of 20 years or to age 80. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date. There is a separate monthly charge for this guarantee; and

    The lifetime death benefit guarantee is an optional benefit that may be selected only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date. There is no charge for this guarantee.

Temporary Insurance See Purchasing a Policy - Temporary Insurance, page 23.	If you apply and qualify, we may issue temporary insurance equal to the amount of insurance for which you applied.
The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us.
Temporary insurance may not be available in all states.
Rider Benefits See Additional Insurance Benefits - Optional Rider Benefits, page 32.	You may attach additional benefits to your policy by rider.
In many cases, we deduct an additional monthly charge for these benefits.
Investment Options See The Investment Options, page 15.	You may allocate your net premiums to the ReliaStar SelectH Life Variable Account (the "variable account") and our fixed account.

    The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund.

Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value.
The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account.
We credit interest of at least 3.00% per year on amounts allocated to the fixed account.
We may, in our sole discretion, credit interest in excess of 3.00%.
Transfers See Special Features and Benefits - Transfers, page 40.

    You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year.

There are certain restrictions on transfers from the fixed account.
We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer.
4 - ING Protector Elite

Dollar Cost Averaging See Transfers - Dollar Cost Averaging, page 41.

    Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low.

Dollar cost averaging does not, however, assure a profit nor does it protect against a loss in a declining market.
Automatic Rebalancing See Transfers - Automatic Rebalancing, page 41.

    Through the automatic rebalancing program your variable and fixed account values are periodically reallocated among your selected investment options to maintain your specified distribution of policy value among those investment options.

There is no charge to participate in the automatic rebalancing program.
Loans See Special Features and Benefits - Loans, page 39.	After the first policy year, you may take loans against your policy's surrender value.
A loan must be at least $500.
When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account.
We credit amounts held in the loan account with interest at an annual rate no less than 3.00%.
We also charge interest on loans. Interest is payable in advance and accrues daily at an annual rate that will not exceed 4.76%.

    After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate of 2.91% (guaranteed not to exceed 3.38%) on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals.

Loans reduce your policy's death benefit and may cause your policy to lapse.
Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals See Special Features and Benefits - Partial Withdrawals, page 42.	After the first policy year, you may withdraw part of your policy's surrender value.
A partial withdrawal must be at least $500.
We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal.
Partial withdrawals will reduce your policy's base death benefit and will reduce your policy's value.
Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.
Surrenders See Termination of Coverage - Surrender, page 43.	You may surrender your policy for its surrender value at any time before the death of the insured person.
The surrender value of a policy is equal to the policy value minus any surrender charge, loan account value and unpaid fees and charges.

    Surrender charges apply for ten years from the issue date of your policy and for ten years after each increase in your insurance coverage. Surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the tenth policy year.

    The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in your insurance coverage vary by gender, risk class and age at the time of the increase.

    For a decrease in your insurance coverage, surrender charges are assessed against the policy value. If there are multiple coverage segments, the decrease and surrender charges will be processed on a pro rata basis.

If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender.
All insurance coverage ends on the date we receive your surrender request.
Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.
ING Protector Elite - 5

Reinstatement See Termination of Coverage - Reinstatement, page 44.	You may reinstate your policy and riders within five years of its lapse if you still own the policy and the insured person is still insurable. You will need to pay the required reinstatement premium.
If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.
If either the optional extended death benefit guarantee or the optional lifetime death benefit guarantee lapses, it cannot be reinstated.
Factors You Should Consider Before Purchasing a Policy

  The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the investment options your policy provides, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	Life insurance is not a short-term investment and should be purchased only if you need life insurance coverage.
You should evaluate your need for life insurance coverage before purchasing a policy.
Investment Risk See The Investment Options - The Variable Account, page 16.	You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
Your variable account value will fluctuate with the markets, interest rates and the performance of the underlying funds.
Each fund has various investment risks, and some funds are riskier than others.
You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account.
Fees and Charges See Fees and Charges, page 23.	A policy's fees and charges reflect costs associated with its features and benefits.

    Before purchasing a policy, compare the value that these various features and benefits have to you, given your particular circumstances, with the fees and charges associated with those features and benefits.

    In the early policy years the surrender charge usually exceeds the surrender value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

Lapse See Termination of Coverage - Lapse, page 43.	Your insurance coverage will not lapse if your surrender value or net policy value, as applicable, is enough to pay the periodic fees and charges when due.

    During any applicable death benefit guarantee period, your insurance coverage will not lapse if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee.

If you do not meet these conditions, we will send you notice and give you a 61-day grace period to make a sufficient premium payment.
If you do not make a sufficient premium payment by the end of the 61-day grace period, your life insurance coverage will terminate and your policy will lapse.
Exchanges See Purchasing a Policy, page 21.	Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you.
Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation.
Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

6 - ING Protector Elite

Taxation See TAX CONSIDERATIONS, page 45.

    Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.

    Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However, depending on circumstances, the following events may cause taxable consequences for you:

Partial withdrawals;
Loans;
Surrender; and
Lapse.

    In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well.

Consult with a qualified legal or tax adviser before you purchase a policy.
Sales Compensation See General Policy Provisions - Distribution of the Policies, page 55.	We pay compensation to broker/dealers who sell the policy.
Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.
Other Products	We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs.
Contact your agent/registered representative if you would like information about these other products.

ING Protector Elite - 7

Fees and Charges

  Transaction Fees and Charges The following table describes the maximum fees and charges you will pay at the time you buy the policy, make a partial withdrawal or surrender the policy or transfer your policy value between investment options.

Charge	When Deducted	Amount Deducted
Premium Expense Charge	Deducted when you make a premium payment.	8.00% of each premium payment made in policy years 1 - 10.
4.50% of each premium payment made in policy years 11+.
Partial Withdrawal Fee	Deducted when you take a partial withdrawal.	$10.00 - current.
The lesser of 2.00% of the amount withdrawn or $25.00 - maximum.
Surrender Charge[1]	Deducted when you surrender your policy or decrease your insurance coverage during the first ten policy years (or ten years from an increase in your insurance coverage).	Minimum rates - $2.20 per $1,000 of insurance coverage.
Maximum rates - $46.50 per $1,000 of insurance coverage.
Rates for a representative policy owner - $15.00 per $1,000 of insurance coverage. The representative policy owner is a male, age 45 in the preferred non-tobacco risk class.
Rates remain level for the first five years then decrease uniformly each month to zero at the end of the tenth year.
Transfer Charge	Deducted each time you make a transfer between investment options.	$0.00 - current.
$25.00 - maximum.
Excess Illustration Fee	Deducted each time you request an illustration after the first each policy year.	$0.00 - current. $50.00 - maximum.
Excess Annual Policy Report Fee	Deducted each time you request an annual policy report after the first each policy year.	$0.00 - current. $50.00 - maximum.

[1]

  The surrender charge rates that apply to you depend on your gender, age and risk class. The rates for the representative policy owner listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

8 - ING Protector Elite

  Periodic Fees and Charges The following table describes the maximum fees and charges you will pay each month on the monthly processing date. The monthly processing date is the same date each month as the date your coverage begins (your "policy date"). If that date is not a date on which a fund values its shares and the New York Stock Exchange is open for business (a "valuation date"), then the monthly processing date is the next valuation date. See Variable Account Value - Determining Values in the Sub-Accounts.

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [2]	On the monthly processing date.	Minimum Rates per $1,000 of insurance coverage -
$0.05250 - current.
$0.05668 - guaranteed.
Maximum Rates per $1,000 of insurance coverage -
$23.10500 - current.
$83.3333 - guaranteed.
Rates for a representative policy owner per $1,000 of insurance coverage -
$0.15833 - current.
$0.27709 - guaranteed.
The representative policy owner is a male, age 45 in the preferred non-tobacco risk class.
Administrative Charge	On the monthly processing date.	$10.00.
Mortality & Expense Risk Charge	On the monthly processing date.	0.075% (0.90% annually) of variable account value (after the other monthly fees and charges are deducted) in policy years 1 - 10.
0.0167% (0.20% annually) of variable account value (after the other monthly fees and charges are deducted) in policy years 11+.

[2]

  The cost of insurance rates that apply to you depend on the amount of your insurance coverage and your age at issue, gender and risk class and generally increase each year after the first policy year. The rates for the representative policy owner listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Optional Rider Fees and Charges The following table describes the maximum charges you will pay if you elect any of the optional rider benefits.
Rider	When Deducted	Amount Deducted
Term Insurance Rider[3]	On the monthly processing date to age 100. There is no charge for this rider after age 100.	Minimum Rates per $1,000 of rider benefit -
$0.03834 - current.
$0.07085 - guaranteed.
Maximum Rates per $1,000 of rider benefit -
$22.8550 - current.
$83.3333 - guaranteed.
Rates for a representative policy owner per $1,000 of rider benefit -
$0.13577 - current.
$0.34636 - guaranteed.
The representative policy owner is a male, age 45 in the preferred non-tobacco risk class.
Accidental Death Benefit Rider[3]	On the monthly processing date.	Minimum Rates - $0.07 per $1,000 of rider benefit.
Maximum Rates - $0.17 per $1,000 of rider benefit.
Rates for a representative policy owner- $0.07 per $1,000 of rider benefit. The representative policy owner is a male, age 45.
ING Protector Elite - 9

Optional Rider Fees and Charges, continued
Rider	When Deducted	Amount Deducted
Additional Insured Rider[3]	On the monthly processing date.	Minimum Rates per $1,000 of rider benefit:
$0.06167 - current
$0.8417 - guaranteed
Maximum Rates per $1,000 of rider benefit:
$5.69920 - current
$83.3333 - guaranteed
Rates for a Representative Additional Insured person per $1,000 of rider benefit:
$0.13833 - current
$0.25750 - guaranteed
The representative policy owner is a female, age 45 in the preferred non-tobacco risk class.
Children's Insurance Rider	On the monthly processing date.	$0.62 per $1,000 of rider benefit.
Waiver of Monthly Deduction Rider[3]	On the monthly processing date.	Minimum Rates - $0.03655 per $1.00 of monthly deduction.
Maximum Rates - $0.47541 per $1.00 of monthly deduction.
Rates for a Representative Policy Owner- $0.07561 per $1.00 of monthly deduction. These rates are for a male, age 45.
Extended Death Benefit Guarantee Rider	On the monthly processing date.	$0.005 per $1,000 of insurance coverage.
Accelerated Death Benefit Rider	On the date the acceleration request is processed.	$300 per acceleration request.

[3]

  The rates for these riders depend on your age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative policy owner listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses

    The following table details the funds' fees and expenses. A fund's fees and expenses are not direct charges against a sub-account's assets or reductions from policy values; rather, they are included in computing each underlying fund's net asset value, which is the share price used to calculate the unit values of the sub-accounts. For a more complete description of the funds' fees and expenses, see each fund's prospectus.

    The sub-accounts purchase shares of the funds at net asset value. This price reflects investment management fees and other direct expenses which are set by the fund and deducted from the fund's assets as described in the following table. The fees and expenses are shown in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the fund adviser.

    Each of the funds or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the fund from policies that we issue or administer. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

    Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference. See also Investment Options - The Variable Account.

    A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

10 - ING Protector Elite

The information in the following table was provided to us by the funds and we have not independently verified it.
Fund Annual Expenses (as a percentage of fund average net assets)
Fund	Investment Management Fees	Other Expenses	Total Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Fund Expenses
AIM Variable Insurance Funds
AIM V.I. Dent Demographics Trends Fund - Series I [1,2]	0.85%	0.59%	1.44%	0.14%	1.30%
The Alger American Fund
Alger American Growth Portfolio	0.75%	0.06%	0.81%	--	0.81%
Alger American Leveraged AllCap Portfolio	0.85%	0.07%	0.92%	--	0.92%
Alger American MidCap Growth Portfolio	0.80%	0.08%	0.88%	--	0.88%
Alger American Small Capitalization Portfolio	0.85%	0.07%	0.92%	--	0.92%
Fidelity® Variable Insurance Products Fund
Fidelity® VIP Contrafund® Portfolio - Initial Class [3]	0.58%	0.10%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio - Initial Class [3]	0.48%	0.10%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio - Initial Class [3]	0.58%	0.10%	0.68%	--	0.68%
Fidelity® VIP High Income Portfolio - Initial Class [3]	0.58%	0.13%	0.71%	--	0.71%
Fidelity® VIP Index 500 Portfolio - Initial Class [4]	0.24%	0.11%	0.35%	--	0.35%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class [3]	0.43%	0.11%	0.54%	--	0.54%
Fidelity® VIP Money Market Portfolio - Initial Class	0.18%	0.10%	0.28%	--	0.28%
The GCG Trust
Fully Managed Series - Class S Shares	0.94%	0.01%	0.95%	--	0.95%
Mid-Cap Growth Series - Class S Shares	0.88%	0.01%	0.89%	--	0.89%
ING Income Shares
ING VP Bond Portfolio - Class R Shares [5]	0.40%	0.10%	0.50%	--	0.50%
ING Partners, Inc
ING UBS Tactical Asset Allocation Portfolio - Initial Class [6]	0.90%	0.20%	1.10%	--	1.10%
ING Van Kampen Comstock Portfolio - Initial Class [6]	0.60%	0.35%	0.95%	--	0.95%
ING Variable Portfolios, Inc
ING VP Index Plus LargeCap Portfolio - Class R Shares [5]	0.35%	0.10%	0.45%	--	0.45%
ING VP Index Plus MidCap Portfolio - Class R Shares [5]	0.40%	0.15%	0.55%	--	0.55%
ING VP Index Plus SmallCap Portfolio - Class R Shares [5]	0.40%	0.31%	0.71%	0.11%	0.60%
ING Variable Products Trust
ING VP Growth Opportunities Portfolio - Class R Shares [7]	0.75%	1.07%	1.82%	0.92%	0.90%

ING Protector Elite - 11

Fund Annual Expenses (as a percentage of fund average net assets), continued
Fund	Investment Management Fees	Other Expenses	Total Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Fund Expenses
ING VP Growth + Value Portfolio - Class R Shares [7]	0.75%	0.42%	1.17%	0.37%	0.80%
ING VP High Yield Bond Portfolio - Class R Shares [7]	0.75%	0.53%	1.28%	0.48%	0.80%
ING VP International Value Portfolio - Class R Shares [7]	1.00%	0.53%	1.53%	0.53%	1.00%
ING VP MagnaCap Portfolio - Class R Shares [7]	0.75%	1.47%	2.22%	1.32%	0.90%
ING VP MidCap Opportunities Portfolio - Class R Shares [7]	0.75%	1.91%	2.66%	1.76%	0.90%
ING VP Research Enhanced Index Portfolio - Class R Shares [7]	0.75%	0.87%	1.62%	0.72%	0.90%
ING VP SmallCap Opportunities Portfolio - Class R Shares [7]	0.75%	0.40%	1.15%	0.25%	0.90%
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Institutional Shares [8]	0.65%	0.02%	0.67%	--	0.92%
Janus Aspen Growth Portfolio- Institutional Shares [8]	0.65%	0.01%	0.66%	--	0.91%
Janus Aspen International Growth Portfolio - Institutional Shares [8]	0.65%	0.06%	0.71%	--	0.96%
Janus Aspen Worldwide Growth Portfolio - Institutional Shares [8]	0.65%	0.04%	0.69%	--	0.94%
Neuberger Berman Advisers Management Trust
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio [9]	0.65%	0.08%	0.73%	--	0.73%
Neuberger Berman Advisers Management Trust Partners Portfolio [9]	0.82%	0.05%	0.87%	--	0.87%
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio [10]	0.85%	3.48%	4.33%	2.80%	1.53%
OCC Accumulation Trust
OCC Equity Portfolio [11]	0.80%	0.13%	0.93%	--	0.93%
OCC Global Equity Portfolio [11]	0.80%	0.40%	1.20%	--	1.20%
OCC Managed Portfolio [11]	0.78%	0.10%	0.88%	--	0.88%
OCC Small Cap Portfolio [11]	0.80%	0.10%	0.90%	--	0.90%
Pioneer Variable Contracts Trust
Pioneer Mid Cap Value VCT Portfolio - Class I Shares	0.65%	0.14%	0.79%	--	0.79%
Pioneer Small Cap Value VCT Portfolio - Class I Shares [12,13]	0.75%	77.09%	77.84%	76.59%	1.25%
Putnam Variable Trust
Putnam VT Growth and Income Fund - Class IA Shares	0.46%	0.05%	0.51%	--	0.51%
Putnam VT New Opportunities Fund - Class IA Shares	0.54%	0.05%	0.59%	--	0.59%
Putnam VT Small Cap Value Fund - Class IA Shares	0.80%	0.14%	0.94%	--	0.94%
Putnam VT Voyager Fund - Class IA Shares	0.53%	0.04%	0.57%	-	0.57%

12 - ING Protector Elite

Footnotes to the "Fund Annual Expenses"

  [1]The waiver has been restated to reflect current fees. The fund's adviser has contractually agreed to waive advisory fees or reimburse expenses of Series I or Series II shares to the extent necessary to limit Total Fund Annual Expenses (excluding Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%. Management (Advisory) Fees were 0.71% after the fee waiver.

[2]

  Compensation to the Company for administrative or recordkeeping services may be paid out of fund assets in an amount up to 0.25% annually. Any such fees paid from the AIM Funds' assets are included in the "Other Expenses" column.

[3]

  Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

[4]

  The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses in 2001 were 0.24%, 0.04% and 0.28%, respectively.

[5]

  ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

[6]	Other Expenses shown in the above table are based on estimated amounts for the current fiscal year.
[7]

  ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. The expense limits will continue through at least October 31, 2002.

[8]	All expenses are shown without the effect of any expense offset arrangements.
[9]

  Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value.

[10]

  Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the Portfolios' average daily net asset value. The total net portfolio expenses shown in the table include 0.03% of operating expenses that are not covered by the expense reimbursement agreement. The expense reimbursement agreement with respect to the Socially Responsive Portfolio provides for NBMI to recoup expenses within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its expense limitation.

[11]

  Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Fund Annual Expenses for the Equity Managed and Small Cap Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset) do not exceed 1.00% of average daily net assets. Total Fund Annual Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets.

[12]

  The Total Net Fund Annual Expenses in the table above reflect the expense limitation in effect through December 31, 2002 under which Pioneer has agreed not to impose all or a portion of its management fee and if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of the portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares.

[13]

  The Portfolio commenced operations on November 8, 2001, therefore Other Expenses shown above are annualized. Including the reimbursements and waivers applied by Pioneer, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses for the year ended December 31, 2001 were 0.00%, 1.25% and 1.25%, respectively.

ING Protector Elite - 13

How the Policy Works
Your Premium You make a premium payment.
We deduct from each premium payment:
Premium Expense Charge

Net Premium We allocate the net premium to the investment options you choose.

Fixed Account Amounts you allocate are held in our general account and earn a fixed rate of interest.	Variable Account Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.	The funds deduct:
Investment management fees.
Other expenses.

We deduct transaction fees and charges from your policy value:
Partial Withdrawal Fee.
Surrender Charge.
Policy Value Your policy value equals the sum of your fixed account, variable account and loan account values.		Transfer Charge.
Excess Illustration Fee.
Excess Annual Report Fee.

Loan Account Amount set aside as collateral for policy loans.		We deduct periodic fees and charges from your policy value:
Cost of Insurance Charge.
Administrative Charge.
Mortality and Expense Risk Charge.
Interest Credited We credit interest on the amount held in the loan account.	Interest Charged We charge interest on the amount held in your loan account.

We deduct fees and charges from your policy value for the optional rider benefits you select.

14 - ING Protector Elite

THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT
ReliaStar Life Insurance Company

  We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

  We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

  We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Investment Options

  You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

  You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

  Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

  The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

ING Protector Elite - 15

  The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

  We established the ReliaStar SelectH Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is a unit investment trust, registered with the SEC under the 1940 Act.

  We own all of the assets of the variable account. Minnesota law provides, however, that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

  The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. You do not invest directly in or hold shares of the funds when you allocate premium payments to the variable account. The following funds are currently available through the variable account.

Fund Name	Investment Adviser/Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund - Series I Shares	Investment Adviser: AIM Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio - Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio - Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio - Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Small Capitalization Portfolio - Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Contrafund® Portfolio - Initial Class

  Investment Adviser:

  Fidelity Management & Research Company
  Subadvisers:
  Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.

Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio - Initial Class	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index.

16 - ING Protector Elite

Fund Name	Investment Adviser/Subadviser	Investment Objective
Fidelity® Variable Insurance Products - Fidelity® VIP Growth Portfolio - Initial Class	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio - Initial Class

  Investment Adviser:
  Fidelity Management & Research Company
  Subadvisers:
  Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.

Seeks a high level of current income while also considering growth of capital.
Fidelity® VIP Index 500 Portfolio - Initial Class	Investment Adviser: Fidelity Management & Research Company Subadviser: Deutsche Asset Management, Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500).
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio - Initial Class	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
The GCG Trust Fully Managed Series	Investment Adviser: Directed Services, Inc. Sub-Adviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
The GCG Trust Mid-Cap Growth Series	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING VP Bond Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk.
ING UBS Tactical Asset Allocation Portfolio - Initial Class	Investment Adviser: ING Life Insurance and Annuity Company Sub-Adviser: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income.

ING Protector Elite - 17

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Van Kampen Comstock Portfolio - Initial Class	Investment Adviser: ING Life Insurance and Annuity Company Sub-Adviser: Morgan Stanley Investment Management Inc. d/b/a Van Kampen	Seeks capital growth and income.
ING VP Index Plus LargeCap Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.
ING VP Growth Opportunities Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC	Seeks long-term growth of capital.
ING VP Growth + Value Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC	Seeks capital appreciation
ING VP High Yield Bond Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC	Seeks high income and capital appreciation.
ING VP International Value Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Brandes Investment Partners, L.P.	Seeks long terms capital appreciation.
ING VP MagnaCap Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC	Seeks long-term capital appreciation.
ING VP Research Enhanced Index Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING VP SmallCap Opportunities Portfolio - Class R Shares	Investment Adviser: ING Investments, LLC	Seeks long-term capital appreciation.
Janus Aspen Aggressive Growth Portfolio - Institutional Shares	Investment Adviser: Janus Capital	A nondiversified Portfolio that seeks long-term growth of capital.
Janus Aspen Growth Portfolio - Institutional Shares	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Janus Aspen International Growth Portfolio - Institutional Shares	Investment Adviser: Janus Capital	Seeks long-term growth of capital.
Janus Aspen Worldwide Growth Portfolio Service Shares	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
18 - ING Protector Elite

Fund Name	Investment Adviser/Subadviser	Investment Objective
Neuberger Berman AMT Limited Maturity Bond Portfolio	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with low risk to principal and liquidity and secondarily total return.
Neuberger Berman AMT Partners Portfolio	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks capital growth.
Neuberger Berman AMT Socially Responsive Portfolio	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks long term capital growth.
OCC Equity Portfolio	Investment Adviser: OpCap Advisors	Seeks long term capital appreciation.
OCC Global Equity Portfolio	Investment Adviser: OpCap Advisors	Seeks long term capital appreciation.
OCC Managed Portfolio	Investment Adviser: OpCap Advisors	Seeks growth of capital over time.
OCC Small Cap Portfolio	Investment Adviser: OpCap Advisors	Seeks capital appreciation.
Pioneer Mid Cap Value VCT Portfolio - Class I Shares	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
Pioneer Small Cap Value VCT Portfolio - Class I Shares	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital growth.
Putnam VT Growth and Income Fund - Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund - Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund - Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund - Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.

  Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

  Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

  Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.
ING Protector Elite - 19

  We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

  You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

  Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

Change the investment objective;
Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
Eliminate sub-accounts;
Combine two or more sub-accounts;
Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
A fund no longer suits the purposes of your policy;
There is a change in laws or regulations;
There is a change in the fund's investment objectives or restrictions;
The fund is no longer available for investment; or
Another reason we deem a substitution is appropriate.
In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
Transfer assets related to your policy class to another separate account;
Withdraw the variable account from registration under the 1940 Act;
Operate the variable account as a management investment company under the 1940 Act;
Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
Stop selling the policy;
End any employer or plan trustee agreement with us under the agreement's terms;
Limit or eliminate any voting rights for the variable account;
Make any changes required by the 1940 Act or its rules or regulations; or
Close a sub-account to new investments.

  We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

20 - ING Protector Elite

DETAILED INFORMATION ABOUT THE POLICY

  This prospectus describes our standard ING Protector Elite variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Purchasing a Policy
To purchase a policy you must submit an application to us. On that application you will, among other things, select:
The amount of your initial insurance coverage (which generally must be at least $250,000);
Your initial death benefit option;
The death benefit qualification test to apply to your policy; and
Any riders or optional benefits.
Additionally, on the application you will provide us with certain health and other necessary information.

  On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 90. "Age" under the policy means the insured person's age nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.
Premium Payments
Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
We may refuse to accept any premium less than $25;
You cannot pay additional premiums after age 100; and
We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.
After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

  A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

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  Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

  Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the basic death benefit guarantee period. See Death Benefit Guarantees - Basic Death Benefit Guarantee. Payment of the minimum premium may or may not be enough to keep your policy in force beyond the basic death benefit guarantee period. Additionally, if you select either of the extended death benefit guarantee benefits, you may need to pay more than the minimum premium to keep the extended guarantee in force. See Death Benefits - Death Benefit Guarantees.

  Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. See Termination of Coverage - Lapse.

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:
We receive the required initial minimum premium;
All issue requirements have been received by our customer service center; and
We approve your policy for issue.

  We invest your initial net premium in the sub-account which invests in the Fidelity® VIP Money Market Portfolio. We later transfer the amount held in this sub-account to the fixed account and your selected sub-accounts, based on your most recent premium allocation instructions. This transfer will generally occur on the fifteenth day following your policy date.

  All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

  You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund equal to the greater of:
All premium we have received from you; or
Your policy value plus a refund of all charges deducted.

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Temporary Insurance

  If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
You have completed and signed our temporary insurance coverage form;
We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
The necessary parts of the application are complete.
Temporary insurance coverage ends on the earliest of:
The date we return your premium payments;
Five days after we mail notice of termination to the address on your application;
Your policy date;
The date we refuse to issue a policy based on your application; or
90 days after you sign our temporary life insurance coverage form.
There is no death benefit under the temporary insurance coverage if any of the following events occurs:
There is a material misrepresentation in your answers on the temporary insurance coverage form;
There is a material misrepresentation in statements on your application;
The person or persons intended to be insured die by suicide or self-inflicted injury; or
The bank does not honor your premium check.

  During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. See Premium Payments - Allocation of Net Premium.

Fees and Charges
We deduct fees and charges under the policy to compensate us for:
Providing the insurance benefits of the policy (including any rider benefits);
Administering the policy;
Assuming certain risks in connection with the policy; and
Incurring expenses in distributing the policy.

  The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

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Transaction Fees and Charges
We deduct the following transaction fees and charges from your policy value each time you make certain transactions.
Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is 8.00% of each premium payment during the first ten policy years and 4.50% thereafter.
This charge helps offset:
The expenses we incur in selling the policy;
The costs of various state and local taxes; and
The cost associated with the federal income tax treatment of our deferred acquisition costs.

  Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to the lesser of 2.00% of the amount withdrawn or $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.
Surrender Charge. We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:
Surrender your policy; or
Decrease your insurance coverage.
The amount of the surrender charge depends on the amount of the insurance coverage surrendered or decreased and the surrender charge rates.

  When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of the insured person. These surrender charge rates remain level for the first five years and then decrease uniformly each month to zero at the beginning of the eleventh policy year. Each coverage segment will have its own set of surrender charge rates which will apply only to that segment. See Death Benefits - Changes in the Amount of Your Insurance Coverage. The rates that apply to you will be set forth in your policy. See the Fees and Charges - Transaction Fees and Charges table for the minimum and maximum surrender charge rates and the rates for a representative policy owner.

  For full surrenders, you will receive the surrender value of your policy. For decreases in the amount of insurance coverage, the surrender charge will reduce your policy value. If there are multiple segments of insurance coverage, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

  In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.
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  Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers between investment options.

  Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.
Excess Annual Report Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.
This fee helps offset the costs we incur when processing requests for excess annual reports.
Periodic Fees and Charges

  We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

  At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the sub-accounts and fixed account in the same proportion that your value in each has to your net policy value.

  Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

Your current base death benefit, discounted to take into account assumed 3.00% annual interest earnings; and
Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

  Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the state of Montana. The rates that apply to you will be set forth in your policy. See the Fees and Charges - Periodic Fees and Charges table for the minimum and maximum cost of insurance rates and the rates for a representative policy owner.

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  Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

  The amount of your cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in the death benefit and the increasing age of the insured person. We allocate the net amount at risk to segments of the base death benefit in the same proportion that each segment has to the total base death benefit for all insurance coverage as of the monthly processing date.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.
Administrative Charge. The monthly administrative charge is $10. This charge helps offset the costs we incur in administering the policy.

  Mortality & Expense Risk Charge. During the first ten policy years, the monthly mortality and expense risk charge is 0.075% (0.90% annually) of your variable account value after all other monthly fees and charges are deducted. After the tenth policy year, this charge is reduced to 0.0167% per month (0.20% annually).

  This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the sub-accounts of the variable account are greater than the amount we estimated.

Optional Rider Fees and Charges

  There may be separate fees and charges for optional rider benefits. See the Fees and Charges - Optional Rider Fees and Charges table and the Additional Insurance Benefits - Optional Rider Benefits section for more information about the optional rider benefits and the applicable fees and charges.

Waiver and Reduction of Fees and Charges

  We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
Corporate purchasers; or
Our policyholders or the policyholders of our affiliated companies.
We will not unfairly discriminate in any waiver or reduction. These variations will be based on differences in costs or services.

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Death Benefits

  You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $250,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

  You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The term insurance rider provides the term insurance element of your coverage.

  It may be to your economic advantage to include part of your insurance coverage under the term insurance rider. The term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the term insurance rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

  Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year. The change will be effective on the next monthly processing date after we receive your written request.

  There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until age 90.
A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.
Each new segment will have:
A new surrender charge;
New cost of insurance charges, guaranteed and current;
A new incontestability period;
A new suicide exclusion period; and
A new minimum premium.
In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

  You may not decrease the amount of your insurance coverage below $200,000. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis. Decreases in insurance coverage may result in:

Surrender charges on the amount of the decrease;
Reduced minimum premium amounts; and
Reduced cost of insurance charges.
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  We reserve the right to not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your death benefit amount. See Tax Status of the Policy - Modified Endowment Contracts.

Death Benefit Qualification Tests

  The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that your death benefit is at least equal to your policy value multiplied by a factor defined by law. The factors are based on:

Whether you choose for your policy to meet the requirements of the guideline premium test or the cash value accumulation test;
The insured person's age; and
For cash value accumulation test policies, the insured person's gender and risk class.
The factors for the guideline premium test and a description how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

  When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

  Guideline Premium Test. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. In most situations, the death benefit that results from the guideline premium test will be less than the amount of death benefit required under the cash value accumulation test.

  Cash Value Accumulation Test. Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value.

  Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

  The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the minimum death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

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Death Benefit Options
There are three death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the second policy year.

  Option 1. Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

  In the policy form death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A;" death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B;" and death benefit "Option 3" is referred to as the "Face Amount Plus Premium Amount Option" or "Option C."

  Option 2. Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors in Appendix A. Under this option your base death benefit will vary as the policy value varies.

  Option 3. Under death benefit Option 3, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

  After age 100, the base death benefit under all options will generally be the greater of the amount of insurance coverage you have selected plus the amount of coverage, if any, under the term insurance rider or your policy value multiplied by the appropriate factor described in Appendix A. See Automatic Rider Benefits - Full Death Benefit Rider. If the full death benefit rider is not available in your state, the base death benefit after age 100 under all options is your policy value.

  Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, option 3 may best meet your needs.

  Changing Death Benefit Options. After the second policy year, you may change from death benefit Option 1 to Option 2, from death benefit Option 2 to Option 1 and, currently, from death benefit Option 3 to Options 1 or 2. Changes to death benefit Option 3 are not allowed after your policy is issued. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

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  Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	Your insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change
Option 3	Option 2

    Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken minus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

  After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

  If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have a term insurance rider. See Optional Rider Benefits - Term Insurance Rider.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

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Death Benefit Proceeds

  After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

Your base death benefit; plus
The amount of any rider benefits; minus
Any outstanding policy loan with accrued loan interest; minus
Any outstanding fees and charges incurred before the insured person's death.
The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.
Death Benefit Guarantees
The policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.
In general, the two most significant benefits of the death benefit guarantees are:

    During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the basic death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and

    To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, either the extended or lifetime death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

  Basic Death Benefit Guarantee. The basic death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse for the lesser of five years or to age 80 (but no less than one year), provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date.

You should consider the following factors in relation to the basic death benefit guarantee:
The amount of the minimum premium for your policy will be set forth in your policy (See Purchasing a Policy - Premium Payments);
The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the basic death benefit guarantee by doing so; and
Even if the basic death benefit guarantee terminates, your policy will not necessarily lapse (See Termination of Coverage - Lapse).

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  If you have not paid enough premium to maintain the basic death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the basic death benefit guarantee in force. If we do not receive the required premium payment within 61 days from the date of our notice, the basic death benefit guarantee will terminate.

You may reinstate the basic death benefit guarantee during the first five policy years, provided that you pay additional premium equal to:
The sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date; minus
The sum of all premium paid minus any partial withdrawals and loans taken.
The amount necessary to reinstate the basic death benefit guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

  Extended Death Benefit Guarantee. The extended death benefit guarantee is an optional benefit that may be added by rider only when you apply for the policy. See Optional Rider Benefits - Extended Death Benefit Guarantee Rider.

  Lifetime Death Benefit Guarantee. The lifetime death benefit guarantee is an optional benefit that may be added by rider only when you apply for the policy. See Optional Rider Benefits - Lifetime Death Benefit Guarantee Rider.

Additional Insurance Benefits
Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
Those that provide optional benefits that you must select before they are effective; and
Those that automatically come with the policy.

  The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

  The following riders may have an additional cost, but you may cancel optional riders at any time. Adding or canceling riders may have tax consequences. See TAX CONSIDERATIONS - Modified Endowment Contracts.

  Term Insurance Rider. The term insurance rider provides level term insurance for the life of the insured person. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

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You should consider the following factors when deciding whether to add the term insurance rider to your policy:
You cannot increase the amount of coverage under this rider after issue;
You can decrease the amount of coverage under this rider after the first policy year;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges);
The policy's periodic fees and charges do not apply to coverage under this rider;
This rider does not have a surrender charge; and
You cannot have this rider together with the extended death benefit guarantee rider on the same policy.

  Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability anytime your base death benefit is greater than your policy value multiplied by the appropriate factor in Appendix A. Cost of insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. Neither surrender charges nor periodic fees and charges will apply to this new coverage segment of the base policy.

  Accidental Death Benefit Rider. The accidental death benefit rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $5,000. The maximum amount of coverage is $300,000, but may be less depending on the age of the insured person.

You should consider the following factors when deciding whether to add the accidental death benefit rider to your policy:
Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
You can decrease the amount of coverage under this rider after the second policy year;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges);
The policy's periodic fees and charges do not apply to coverage under this rider; and
This rider does not have a surrender charge.

  Additional Insured Rider. The additional insured rider provides level term insurance coverage to age 100 of the insured person on a family member of the insured person. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the additional insured rider to your policy:
You cannot increase the amount of coverage under this rider after issue;
You can decrease the amount of coverage under this rider after the first policy year;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges);
The policy's periodic fees and charges do not apply to coverage under this rider; and
This rider does not have a surrender charge.
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  Additionally, before age 75 you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

  Children's Insurance Rider. The children's insurance rider provides up to $10,000 of term life insurance coverage on the life of each of the insured person's children. You may add this rider after your policy is issued and the maximum amount of coverage under this rider is $10,000.

You should consider the following factors when deciding whether to add the children's insurance rider to your policy:
Term coverage under this rider is available to age 25 of the child (or for 25 years from the issue date of this rider);
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges);
Subject to certain limits you may increase insurance coverage under this rider; and
Decreases in the amount of insurance coverage under this rider are allowed, but at least 6 months must elapse between decreases.

  Extended Death Benefit Guarantee Rider. The extended death benefit guarantee rider provides a guarantee that your policy will not lapse for the lesser of 20 years or to age 80, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date.

You should consider the following factors when deciding whether to add the extended death benefit guarantee rider to your policy:
You may add this rider only when you apply for the base policy;
The extended death benefit guarantee period begins at the end of the basic death benefit guarantee period;
The minimum premium for this rider will be set forth in your policy.
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
There is a monthly charge for this rider equal to .005 per $1,000 of insurance coverage (see Fees and Charges - Optional Rider Fees and Charges);
This rider may not be available for certain risk classes;
This rider cannot be added to a policy with the lifetime death benefit guarantee rider; and
Even if the extended death benefit guarantee terminates, your policy will not necessarily lapse (see Termination of Coverage - Lapse).

  If you have not paid enough premium to maintain the extended death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the extended death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

  Lifetime Death Benefit Guarantee Rider. The lifetime death benefit guarantee rider provides a guarantee that your policy will not lapse during your lifetime, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date.

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You should consider the following factors when deciding whether to add the lifetime death benefit guarantee rider to your policy:
You may add this rider only when you apply for the base policy;
The lifetime death benefit guarantee period begins at the end of the basic death benefit guarantee period;
The minimum premium for this rider will be set forth in your policy;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
This rider cannot be added to a policy with the extended death benefit guarantee rider; and
Even if the lifetime death benefit guarantee terminates, your policy will not necessarily lapse (see Termination of Coverage - Lapse).

  If you have not paid enough premium to maintain the lifetime death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the extended death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

  Waiver of Monthly Deduction Rider. Subject to certain limits, the waiver of monthly deduction rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following factors when deciding whether to add the waiver of monthly deduction rider to your policy:
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges); and

    If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2. There will be no automatic change if Option 3 is in effect at the end of the first six months of total disability.

Automatic Rider Benefits

  The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. See Fees and Charges - Optional Rider Fees and Charges and Other Tax Matters - Accelerated Death Benefit Rider.

  Cost of Living Rider. The cost of living rider provides optional increases in the amount of insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

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You should consider the following factors when deciding whether to accept a cost of living adjustment to your policy:

    On each date the amount of insurance increases under this rider, the amount of the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased waiver of monthly deduction rider benefit, if applicable;

The minimum premium for the death benefit guarantee will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

  Accelerated Death Benefit Rider. Under certain circumstances, the accelerated death benefit rider allows you to accelerate benefits from the base policy that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:
We assess an administrative charge of up to $300 when we pay the accelerated benefit (see Fees and Charges - Optional Rider Fees and Charges);
When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
Accelerating the death benefit will not affect the amount of premium payable on the policy and any unpaid premiums will be added to the lien; and
There may be tax consequences to requesting payment under this rider, and you should consult with a competent tax adviser for further information.

  Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary state-by-state and you should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

  Full Death Benefit Rider. Under the full death benefit rider your policy will automatically continue beyond the policy anniversary nearest the insured person's 100th birthday. However, on that date we will:

Change death benefit Option 2 and Option 3 to death Benefit Option 1, if applicable;
Change the death benefit under Option 1 to an amount equal to the greater of:
Your requested amount of insurance coverage in effect at that time plus the amount of coverage, if any, under the term insurance rider; or
Your policy value multiplied by the appropriate factor described in Appendix A.
Transfer your variable account value to the fixed account;
Terminate dollar cost averaging and automatic rebalancing programs; and
Terminate all other riders.
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Thereafter, insurance coverage under your policy will continue until the death of the insured person, unless the policy lapses or is surrendered. However, after that date:
You may not make transfers from the fixed account to the sub-accounts of the variable account;
You may not make any further premium payments; and
We will not deduct any further monthly cost of insurance charges.

  There is no charge for this rider. This rider may not be available in all states. Contact your agent/registered representative or our customer service center to find out if this rider is available in your state.

  The tax consequences of coverage continuing beyond the policy anniversary nearest the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences. See Other Tax Matters - Continuation of Policy Beyond Age 100.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
The net premium applied to your policy;

  In the policy form the "policy value" is referred to as the "Accumulation Value;" the "fixed account value" is referred to as the "Fixed Accumulation Value;" and the "variable account value" is referred to as the "Variable Accumulation Value."

The fees and charges that we deduct;
Any partial withdrawals you take;
Interest earned on amounts allocated to the fixed account;
The investment performance of the funds underlying the sub-accounts of the variable account; and
Interest earned on amounts held in the loan account.
Fixed Account Value

  Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. See The Investment Options - The Fixed Account.

Variable Account Value
Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

  Determining Values in the Sub-Accounts. The value of the amounts invested in the sub-accounts are measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

  The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of its underlying fund. It reflects:

Investment income;
Realized and unrealized gains and losses;
Fund expenses; and
Taxes, if any.
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  A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.
We redeem accumulation units:
When amounts are transferred from a sub-account (including transfers to the loan division);
For the monthly deduction of the periodic fees and charges from your variable account value;
For policy transaction fees;
When you take a partial withdrawal;
If you surrender your policy; and
To pay the death benefit proceeds.

  To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

  The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

  We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

  The value of amounts allocated to the sub-accounts goes up or down depending on investment performance of the corresponding funds. There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.
We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
The accumulation unit value for the preceding valuation date multiplied by
The sub-account's accumulation experience factor for the valuation period.
Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.
We calculate an accumulation experience factor for each sub-account every valuation date as follows:
We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
We subtract a charge for taxes, if applicable; and
We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.
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Loan Account Value

  When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to the sum of all unpaid policy loans plus unpaid interest. See Special Features and Benefits - Loans.

In the policy form the "loan account value" is referred to as the "Loan Amount."
Special Features and Benefits
Loans

  You may borrow money from us at any time after the first policy year, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 90% of the surrender value of your policy.

  When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

  Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan will be taken. If you do not specify the investment options, the loan will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

  Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

We also charge interest on amounts held in the loan account. The annual interest rate charged is currently 4.76%.
After the tenth policy year, the annual interest rate which we charge will be reduced to 2.91% (guaranteed not to exceed 3.38%) for that portion of the loan account value that is not greater than:
Your variable account value plus your fixed account value, minus
The sum of all premiums paid minus all partial withdrawals.
Loans with this reduced interest rate are preferred loans.

  Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
Your policy lapses;
You surrender your policy; or
You repay your loan.

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  Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

  When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:
If you do not make loan repayments your policy could lapse because your net policy value may not be enough to pay your fees and charges each month;

    A loan may cause the termination of the death benefit guarantees because we deduct your loan account value from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;

Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
Even if you repay your loan, it will have a permanent effect on your policy value;
If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. See TAX CONSIDERATIONS - Distributions other than Death Benefits.
Transfers

  You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:

You may generally not make transfers until after the fifteenth day following your policy date (see Premium Payments - Allocation of Net Premium);
We reserve the right to limit you to 12 transfers each policy year;
Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of excessive trading, as described below.

  Any conditions or limits we impose on transfers will generally apply equally to all policy owners. However, we may impose different conditions or limits on third-parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account are subject to the following additional restrictions:
Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
Your transfer must be at least the lesser of $500 or your total fixed account value.
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  We process all transfers and determine all values in connection with transfers on the next valuation date after we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your net policy value is at least $5,000, you may elect dollar cost averaging.

  Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the sub-accounts to one or more of the other sub-accounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. There is no charge for this feature.

  This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.
You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:
We receive a request to begin an automatic rebalancing program;
The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
The specified transfer amount from any sub-account is more than the variable account value in that sub-account.

  Automatic Rebalancing. Anytime your net policy value is at least $10,000, you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

  If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.
You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
We receive a request to transfer policy values among the investment options;
We receive a request to begin a dollar cost averaging program;
The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
The sum of your variable and fix account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.
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  Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change.

Excessive Trading. Excessive tracing activity can disrupt fund management strategies and increase fund expenses through:
Increased tracing and transaction costs;
Forced and unplanned portfolio turnover;
Lost opportunity costs; and
Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

  In response to excessive trading, we may restrict or refuse transfers or restrict or refuse transfers made through a fax machine, the internet or over the telephone, including transfers made by third-parties acting on behalf of policy owners such as market timing services. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the funds or to policy owners as a whole.

We will notify you in writing if we restrict or refuse any transfer because we have determined it to be harmful to the funds or policy owners as a whole.
Partial Withdrawals

  Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500. In policy years two through ten you may not withdraw more than 20% of your surrender value.

  We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to the lesser of 2.00% of the amount withdrawn or $25 for each partial withdrawal. See Transaction Fees and Charges - Partial Withdrawal Fee.

  Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your net policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

  Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by the amount of a partial withdrawal, or, if the death benefit is based on a factor from the definition of life insurance factors described in Appendix A, by an amount equal to the factor multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

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  If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis.

  Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. See Periodic Fees and Charges - Cost of Insurance.

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of insurance coverage.
We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $200,000.
A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. See TAX CONSIDERATIONS - Tax Status of the Policy.
Termination of Coverage
Your insurance coverage will continue under the policy until you surrender your policy or it lapses.
Surrender
You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. You may take your surrender value in other than one payment.	In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

  We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. See TAX CONSIDERATIONS - Distributions Other than Death Benefits.
Lapse
Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
A death benefit guarantee is in effect; or.
Your surrender value or net policy value, as applicable, is enough to pay the periodic fees and charges when due.

  Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

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  We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

  If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we do pay death benefit proceeds to your beneficiaries with reductions for your loan account value and periodic fees and charges owed.

  During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic death benefit guarantee) for the policy not to lapse.

Reinstatement

  Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

  To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed basic death benefit guarantee cannot be reinstated after the fifth policy year. Lapsed extended and lifetime death benefit guarantee riders cannot be reinstated.

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TAX CONSIDERATIONS

  The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.
Tax Status of the Company

  In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed in income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

  This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

  Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium test."

  We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. See Tax Treatment of Policy Death Benefits.

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Diversification and Investor Control Requirements

  In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy.

  In certain circumstances, you, as owner of a variable life insurance policy, may be considered the owner for federal income tax purposes of the variable account assets used to support your policy. Any income and gains from the variable account assets are includible in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

  Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. While we believe that the policy does not give you investment control over the assets of the variable account, we reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

  We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

  Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

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Modified Endowment Contracts

  Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

  If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

  Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

    All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;

    Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and

    A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 1/2, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

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Policies That Are Not Modified Endowment Contracts

  Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

  Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.
Other Tax Matters
Investment in the Policy

  Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Policy Loans

  In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

  If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

  We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (See Automatic Rider Benefits - Accelerated Death Benefit Rider for more information about this rider.) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

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Continuation of a Policy Beyond Age 100

  The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the insured person's 100th birthday.

Section 1035 Exchanges

  Internal Revenue Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

  Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

  Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

  So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.
Any increase in your death benefit will cause an increase in your cost of insurance charges.
Policy Availability and Qualified Plans

  The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

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Policy owners may use our policies in various other arrangements, including:
Non-qualified deferred compensation or salary continuance plans;
Split dollar insurance plans;
Executive bonus plans;
Retiree medical benefit plans; and
Other plans.

  The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

  In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

  The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

Policy Transfers

  The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

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ADDITIONAL INFORMATION
General Policy Provisions
Your Policy
The policy is a contract between you and us and is the combination of:
Your policy;
A copy of your original application and applications for benefit increases or decreases;
Your riders;
Your endorsements;
Your policy schedule pages; and
Your reinstatement applications.

  If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.
A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.
Age

  We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no more than age 90.

  We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

  The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

  You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

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Beneficiaries

  You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

  You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS - Other Tax Matters.

Collateral Assignment

  You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS - Other Tax Matters.

Incontestability

  After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

  Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.
Suicide
If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
The total premium we receive to the time of death; minus
Outstanding loan account value; minus
Partial withdrawals taken.

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  We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

Anti-Money Laundering

  In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA Patriot Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

  Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

  We may also limit the types of premium payments (traveler's checks, for example) or the amount of certain types of premium payments (money orders totaling more than $5,000, for example) that we will accept.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.
Transaction Processing
Generally, within seven days of when we receive all information required to process a payment, we pay:
Death benefit proceeds;
Surrender value;
Partial withdrawals; and
Loan proceeds.
We may delay processing these transactions if:
The New York Stock Exchange is closed for trading;
Trading on the New York Stock Exchange is restricted by the SEC;
There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
A governmental body with jurisdiction over the variable account allows suspension by its order.
SEC rules and regulations generally determine whether or not these conditions exist.
We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.
We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.
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  We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures
Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

  You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

  If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

  The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

  Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:

Make transfers;
Change premium allocations;
Change your dollar cost averaging and automatic rebalancing programs;
Request partial withdrawals; and
Request a loan.
Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
Requiring some form of personal identification;
Providing written confirmation of any transactions; and
Tape recording telephone calls.

  By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

  Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

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Non-participation
Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.
Distribution of the Policies

  The principal underwriter (distributor) for our policies is ING America Equities, Inc., an affiliate of ours. ING America Equities was organized under the laws of the State of Colorado on September 27, 1993, and it is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc., under a distribution agreement dated May 1, 2002. This distribution agreement may be terminated at any time by either party on 60 days written notice and will terminate automatically upon its assignment without the prior written consent.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. The affiliated broker/dealers may include:
VESTAX Securities Corporation;	PrimeVest Financial Services, Inc.;	ING Barings Corp.;
Locust Street Securities, Inc.;	Granite Investment Services, Inc.;	ING Direct Funds Limited;
Multi-Financial Securities Corporation;	Financial Northeastern Securities, Inc.;	ING DIRECT Securities, Inc.;
IFG Network Securities, Inc.;	Aeltus Capital, Inc.;	ING Funds Distributor, Inc.;
Financial Network Investment Corporation;	BancWest Investment Services, Inc.;	ING TT&S (U.S.) Securities, Inc.;
Washington Square Securities, Inc.;	Baring Investment Services, Inc.;	Systematized Benefits Administrators, Inc.; and
Guaranty Brokerage Services, Inc.;	Compulife Investor Services, Inc.;	United Variable Services, Inc.
ING Financial Advisers, LLC;	Directed Services, Inc.;

  All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy. We may make loans to agents/registered representatives, or advance commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as interest rate reduction and/or principal forgiveness, that may be conditioned on insurance sales.

We may pay a distribution allowance of up to 90% of premium we receive up to the minimum amount necessary to maintain the extended death benefit guarantee and lower thereafter.

  lthough it varies by policy, we estimate the typical first year compensation payable to a selling broker/dealer if a representative policy owner (male, age 45, non-tobacco class) pays the minimum amount of premium necessary to maintain the extended death benefit guarantee to be $10 per $1,000 of insurance coverage.

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Broker/dealers receive renewal payments (trails) of up to 0.20% of the average net policy value.

  We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

For sales of certain policies with reduced or waived charges, distribution allowances and renewal payments may be reduced or eliminated.
Advertising Practices and Sales Literature
We may use advertisements and sales literature to promote this product, including:
Articles on variable life insurance and other information published in business or financial publications;
Indices or rankings of investment securities; and
Comparisons with other investment vehicles, including tax considerations.

  We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

  We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

  You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

  The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:
Option 1 - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
Option 2 - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
Option 3 - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;

    Option 4 - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and

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Option 5 - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

  Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

  In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

  If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

Reports

  Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy and well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. See Transaction Fees and Charges - Excess Annual Report Fee.
We send confirmation notices to you throughout the year for certain policy transactions such as partial withdrawals and loans.

  Illustrations. Upon request, we will provide you with an illustration projecting future results based on the death benefit option you specify, the premiums you specify and your policy value at the end of the prior policy year. We may make a charge not to exceed $50 for each illustration you request, after the first in a policy year. See Transaction Fees and Charges - Excess Illustration Fee.

  Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most recent financial reports and prospectuses, including reports and prospectuses for the investment Funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

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Directors and Principal Officers
Name and Address	Position with the Company	Business Experience During the Past 5 Years
P. Randall Lowery 1	Director

  Has held several directorships and various executive officer positions with various ING affiliated companies since 1990, including positions as Director, Executive Vice President, General Manager and Chief Actuary.

Thomas J. McInerney 1	Director	Has held several directorships and various executive officer positions with various ING affiliated companies since 1997, including positions as Director, Chief Executive Officer, and President.
Mark A. Tullis 1	Director

  Has held several directorships and various executive officer positions with various ING affiliated companies since 1999, including positions as Director, President, Treasurer, General Manager and Chief of Staff. Executive Vice President of Primerica from 1994 to 1999.

Keith Gubbay 1	Director and President

  Has held several directorships and various executive officer positions with various ING affiliated companies since 1999, including positions as Director, Executive Vice President, and General Manager. Executive Vice President of Whitehall Financial Group from 1996 to 1998.

Chris D. Schreier 1	Director, Senior Vice President and Chief Financial Officer

  Has held several directorships and various executive officer positions with various ING affiliated companies since 1990, including positions as Director, President, Chief Financial Officer, Senior Vice President, and Treasurer.

David S. Pendergrass 1	Vice President and Treasurer	Has held several executive officer positions with various ING affiliated companies, including positions as Vice President and Treasurer.
David Wheat 1	Chief Accounting Officer

  Chief Accounting Officer of various affiliated companies with various ING affiliated companies since 2001. Partner of Ernst & Young LLP from 1999 to 2001. Office Managing Partner of Ernst & Young LLP from 1995 to 1999.

Paula Cludray-Engelke 2	Secretary

  Has held various officer positions with various ING affiliated companies since 1985, including positions as Secretary, Assistant Secretary, Director of Individual Compliance, and Director of Contracts Compliance and Special Benefits.

[1]	The address of these Directors and Officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390. These individuals may also be directors and/or officers of other affiliates of the company.
[2]	The address of this Officer is 20 Washington Avenue South, Minneapolis, Minnesota 55401. This individual may also be an officer of other affiliates of the company.

Directors, officers and employees of the Company are covered by a blanket fidelity bond in an amount in excess of $60 million issued by Lloyds of London.

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Legal Proceedings

  The variable account is not a party to any pending legal proceedings. We are a defendant in various lawsuits and arbitration proceedings in connection with the normal conduct of our insurance operations. Some of the cases seek to be granted class action status and many of the cases seek both compensatory and punitive damages. In some matters, parties seek to avoid their contractual obligations to us. In the opinion of management, the ultimate resolution of such litigation/arbitration will not have a material adverse impact to our financial position. It should be noted, however, that a number of financial services companies have been subjected to significant awards in connection with punitive damages claims and we can make no assurances that we will not be subjected to such an award. The defense of pending litigation/arbitration may require the commitment of substantial internal resources and the retention of legal counsel and expert advisers.

Experts

  The statements of assets and liabilities of ReliaStar SelectH Life Variable Account as of December 31, 2001, and the related statements of operations and changes in net assets for each of the two years in the period then ended and the statutory basis financial statements of ReliaStar Life Insurance Company at December 31, 2001 and 2000, and for each of the two years in the period then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Other financial statements included in the prospectus are unaudited.

  The financial statements of ReliaStar SelectH Life Variable Account for the year ended December 31, 1999, included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their respective report appearing elsewhere herein, and has been so included in reliance upon such report given upon their authority as experts in accounting and auditing. The primary business address of Deloitte & Touche LLP is 400 One Financial Plaza, 120 South Sixth Street, Minneapolis, MN 55402.

Actuarial matters in this prospectus have been examined by Craig A. Krogstad, F.S.A., M.A.A.A. as stated in an exhibit to the Registration Statement we filed with the SEC.
Registration Statement

  We have filed a Registration Statement relating to the variable account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the 1933 Act, includes additional information about us, the variable account and the policy. It can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

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Financial Statements

  The financial statements of the variable account reflect the operations of the variable account as of December 31, 2001 and for each of the three years in the period then ended and are audited. Other financial statements included in this prospectus are unaudited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the variable account.

  The statutory basis financial statements of the company as of December 31, 2001 and 2000 and for the years then ended are audited. Other financial statements included in this prospectus are unaudited. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The periods covered are not necessarily indicative of the longer term performance of the company.

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FINANCIAL STATEMENTS
For the Years Ended December 31, 2001, 2000 and 1999

RELIASTAR LIFE INSURANCE COMPANY
SELECTH LIFE VARIABLE ACCOUNT

INDEX

Page
Statements of Assets and Liabilities	S-2
Statements of Operations	S-8
Statements of Changes in Net Assets	S-13
Notes to Financial Statements	S-19
Independent Auditor's Report	S-25

S-1
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES December 31, 2001 (In Thousands, Except Shares and Unit Values)

ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	Alger American Growth Portfolio	Alger American Leveraged AllCap Portfolio	Alger American MidCap Growth Portfolio	Alger American Small Capitalization Portfolio	AIM V.I. Demographic Trends Fund
The Alger American Fund:
Alger American Growth Portfolio	1,222,936	$54,276	$44,967	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	91,627	3,509	-	2,891	-	-	-
Alger American MidCap Growth Portfolio	895,917	16,524	-	-	15,831	-	-
Alger American Small Capitalization Portfolio	379,721	6,486	-	-	-	6,284	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	770,174	5,809	-	-	-	-	4,305
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,453,775	98,688	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,360,166	161,519	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,513,511	22,497
VIP Money Market Portfolio - IC Shares	51,303,426	51,303	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	936,362	18,228	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,568,638	25,527	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,385,624	78,349	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	624,968	85,963	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	946,441	11,664	-	-	-	-	-
Golden American Trust:
GCG Trust Fully Managed	82,810	1,481	-	-	-	-	-
GCG Trust Mid-Cap Growth Series	11,960	161	-	-	-	-	-
Janus Aspen Series:
Aggressive Growth Portfolio	1,386,373	62,706	-	-	-	-	-
Growth Portfolio	1,502,295	43,744	-	-	-	-	-
International Growth Portfolio	790,581	18,623	-	-	-	-	-
Worldwide Growth Portfolio	1,883,504	71,305	-	-	-	-	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	555,499	7,240	-	-	-	-	-
AMT Partners Portfolio	629,192	10,539	-	-	-	-	-
AMT Socially Responsive Portfolio	57,609	619	-	-	-	-	-
Pilgrim Variable Products Trust:
Pilgrim VP Growth Opportunities Portfolio	474,570	3,469	-	-	-	-	-
Pilgrim VP Growth + Value Portfolio	1,148,396	28,491	-	-	-	-	-
Pilgrim VP High Yield Bond Portfolio	379,323	1,351	-	-	-	-	-
Pilgrim VP International Value Portfolio	760,738	9,169	-	-	-	-	-
Pilgrim VP MagnaCap Portfolio	56,342	518	-	-	-	-	-
Pilgrim VP MidCap Opportunities Portfolio	216,205	1,448	-	-	-	-	-
Pilgrim VP Research Enhanced Index Portfolio	576,410	2,622	-	-	-	-	-
Pilgrim VP SmallCap Opportunities Portfolio	1,420,755	36,218	-	-	-	-	-
OCC Accumulation Trust:
Equity Portfolio	139,590	4,787	-	-	-	-	-
Global Equity Portfolio	112,988	1,656	-	-	-	-	-
Managed Portfolio	196,858	8,113	-	-	-	-	-
Small Cap Portfolio	340,862	9,230	-	-	-	-	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	274,618	2,214	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	141,450	1,452	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,847,434	46,228	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,293,233	52,834	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	79,445	1,137	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	147,688	2,436	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,544,709	138,236	-	-	-	-	-
Total assets			$44,967	$2,891	$15,831	$6,284	$4,305
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			(1)	-	-	1	(1)
			$44,966	$2,891	$15,831	$6,285	$4,304
NET ASSETS:
Accumulation units			$44,966	$2,891	$15,831	$6,285	$4,304
Total net assets			$44,966	$2,891	$15,831	$6,285	$4,304
Accumulation units outstanding:
SelectH Life I			230,172	-	109,647	71,919	-
SelectH Life Series 2000			2,843,538	455,447	813,139	664.479	802,345
Accumulation unit values:
SelectH Life I			$14.16	$-	$16.63	$8.27	$-
SelectH Life Series 2000			$14.67	$6.35	$17.23	$8.56	$5.36

The accompanying notes are an integral part of the financial statements.
S-2

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES December 31, 2001 (In Thousands, Except Shares and Unit Values)

Fidelity's VIP Equity-Income -- IC Shares	Fidelity's VIP Growth Portfolio -- IC Shares	Fidelity's VIP High Income Portfolio -- IC Shares	Fidelity's VIP Money Market Portfolio -- IC Shares	Fidelity's VIP Overseas Portfolio -- IC Shares	Fidelity's VIP II Asset Manager Portfolio -- IC Shares	Fidelity's VIP II Contrafund Portfolio -- IC Shares	Fidelity's VIP II Index 500 Portfolio -- IC Shares	Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares	Golden American Trust GCG Trust Fully Managed	Golden American Trust GCG Trust Mid-Cap Growth Series	Janus Aspen Series Aggressive Growth Portfolio

$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-

101,323	-	-	-	-	-	-	-	-	-	-	-
-	146,545	-	-	-	-	-	-	-	-	-	-
		16,112
-	-	-	51,303	-	-	-	-	-	-	-	-
-	-	-	-	12,997	-	-	-	-	-	-	-

-	-	-	-	-	22,761	-	-	-	-	-	-
-	-	-	-	-	-	68,153	-	-	-	-	-
-	-	-	-	-	-	-	81,290	-	-	-	-
-	-	-	-	-	-	-	-	12,228	-	-	-

-	-	-	-	-	-	-	-	-	1,449	-	-
-	-	-	-	-	-	-	-	-	-	170	-

-	-	-	-	-	-	-	-	-	-	-	30,472
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
$101,323	$146.545	$16,112	$51,303	12,997	$22,761	$68,153	$81,290	$12,228	$1,449	$170	$30,472

23	14	(2)	(3)	(8)	(1)	5	(5)	-	1	-	27
$101,346	$146,559	$16,110	$51,300	$12,989	$22,760	$68,158	$81,285	$12,228	$1,450	$170	$30,499

$101,346	$146,559	$16,110	$51,300	$12,989	$22,760	$68,158	$81,285	$12,228	$1,450	$170	$30,499
$101,346	$146,559	$16,110	$51,300	$12,989	$22,760	$68,158	$81,285	$12,228	$1,450	$170	$30,499

891,044	1,217,904	246,997	336,275	256,014	504,235	184,556	255,958	110,355	-	-	235,336
2,495,703	3,218,582	986.526	2,960,883	550,747	592,768	2,699,614	2,667,648	608,540	142,303	21,692	2,000,203

$41.52	$49.17	$20.54	$19.79	$19.93	$24.26	$13.21	$27.86	$19.93	$-	$-	$13.22
$25.78	$26.93	$11.19	$15.08	$14.32	$17.76	$24.34	$27.80	$16.48	$10.19	$7.82	$13.69

The accompanying notes are an integral part of the financial statements.
S-3

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES December 31, 2001 (In Thousands, Except Shares and Unit Values)

ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	Janus Aspen Series Growth Portfolio	Janus Aspen Series International Growth Portfolio	Janus Aspen Series Worldwide Growth Portfolio	Neuberger Berman AMT Limited Maturity Bond Portfolio	Neuberger Berman AMT Partners Portfolio
The Alger American Fund:
Alger American Growth Portfolio	1,222,936	$54,276	$-	$ -	$-	$-	$-
Alger American Leveraged AllCap Portfolio	91,627	3,509	-	-	-	-	-
Alger American MidCap Growth Portfolio	895,917	16,524	-	-	-	-	-
Alger American Small Capitalization Portfolio	379,721	6,486	-	-	-	-	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	770,174	5,809	-	-	-	-	-
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,453,775	98,688	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,360,166	161,519	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,513,511	22,497
VIP Money Market Portfolio - IC Shares	51,303,426	51,303	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	936,362	18,228	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,568,638	25,527	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,385,624	78,349	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	624,968	85,963	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	946,441	11,664	-	-	-	-	-
Golden American Trust:
GCG Trust Fully Managed	82,810	1,481	-	-	-	-	-
GCG Trust Mid-Cap Growth Series	11,960	161	-	-	-	-	-
Janus Aspen Series:
Aggressive Growth Portfolio	1,386,373	62,706	-	-	-	-	-
Growth Portfolio	1,502,295	43,744	29,866	-	-	-	-
International Growth Portfolio	790,581	18,623	-	18,555	-	-	-
Worldwide Growth Portfolio	1,883,504	71,305	-	-	53,755	-	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	555,499	7,240	-	-	-	7,483	-
AMT Partners Portfolio	629,192	10,539	-	-	-	-	9,501
AMT Socially Responsive Portfolio	57,609	619	-	-	-	-	-
Pilgrim Variable Products Trust:
Pilgrim VP Growth Opportunities Portfolio	474,570	3,469	-	-	-	-	-
Pilgrim VP Growth + Value Portfolio	1,148,396	28,491	-	-	-	-	-
Pilgrim VP High Yield Bond Portfolio	379,323	1,351	-	-	-	-	-
Pilgrim VP International Value Portfolio	760,738	9,169	-	-	-	-	-
Pilgrim VP MagnaCap Portfolio	56,342	518	-	-	-	-	-
Pilgrim VP MidCap Opportunities Portfolio	216,205	1,448	-	-	-	-	-
Pilgrim VP Research Enhanced Index Portfolio	576,410	2,622	-	-	-	-	-
Pilgrim VP SmallCap Opportunities Portfolio	1,420,755	36,218	-	-	-	-	-
OCC Accumulation Trust:
Equity Portfolio	139,590	4,787	-	-	-	-	-
Global Equity Portfolio	112,988	1,656	-	-	-	-	-
Managed Portfolio	196,858	8,113	-	-	-	-	-
Small Cap Portfolio	340,862	9,230	-	-	-	-	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	274,618	2,214	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	141,450	1,452	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,847,434	46,228	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,293,233	52,834	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	79,445	1,137	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	147,688	2,436	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,544,709	138,236	-	-	-	-	-
Total assets			$29,866	$18,555	$53,755	$7,483	$9,501
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			(55)	-	2	(1)	2
			$29,811	$18,555	$53,757	$7,482	$9,503
NET ASSETS:
Accumulation units			$29,811	$18,555	$53,757	$7,482	$9,503
Total net assets			$29,811	$18,555	$53,747	$7,482	$9,503
Accumulation units outstanding:
SelectH Life I			142,922	95,020	344,914	22,435	51,754
SelectH Life Series 2000			2,191,551	1,306,295	3,608,054	571,340	790,593
Accumulation unit values:
SelectH Life I			$12.35	$12.81	$13.17	$12.18	$10.91
SelectH Life Series 2000			$12.80	$13.27	$13.64	$12.62	$11.31

The accompanying notes are an integral part of the financial statements.
S-4

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES December 31, 2001 (In Thousands, Except Shares and Unit Values)

Neuberger Berman AMT Socially Responsive Portfolio	Pilgrim VP Growth Opportunities Portfolio	Pilgrim VP Growth + Value Portfolio	Pilgrim VP High Yield Bond Portfolio	Pilgrim VP International Value Portfolio	Pilgrim VP MagnaCap Portfolio	Pilgrim VP MidCap Opportunities Portfolio	Pilgrim VP Research Enhanced Index Portfolio	Pilgrim VP SmallCap Opportunities Portfolio	OCC Accumulation Trust Equity Portfolio	OCC Accumulation Trust Global Equity Portfolio

$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

621	-	-	-	-	-	-	-	-	-	-

-	2,601	-	-	-	-	-	-	-	-	-
-	-	18,087	-	-	-	-	-	-	-	-
-	-	-	1,195	-	-	-	-	-	-	-
-	-	-	-	7,805	-	-	-	-	-	-
-	-	-	-	-	503	-	-	-	-	-
-	-	-	-	-	-	1,312	-	-	-	-
-	-	-	-	-	-	-	2,208	-	-	-
-	-	-	-	-	-	-	-	26,824	-	-

-	-	-	-	-	-	-	-	-	4,623	-
-	-	-	-	-	-	-	-	-	-	1,479
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
$621	$2,601	$18,087	$1,195	$7,805	$503	$1,312	$2,208	$26,824	$4,623	$1,479

-	(1)	2	25	1	-	1	-	-	2	-
$621	$2,600	$18,089	$1,220	$7,806	$503	$1,313	$2,208	$26,824	$4,625	$1,479

$621	$2,600	$18,089	$1,220	$7,806	$503	$1,313	$2,208	$26,824	$4,625	$1,479
$621	$2,600	$18,089	$1,220	$7,806	$503	$1,313	$2,208	$26,824	$4,625	$1,479

-	-	96,090	5,495	43,288	-	-	5,285	80,386	28,645	16,193
60,865	473,536	1,132,809	130,091	439,714	55,290	215,901	182,379	775,725	339,236	104,513

$-	$-	$14.25	$8.70	$15.65	$-	$-	$8.25	$20.36	$12.17	$11.88
$10.20	$5.49	$14.76	$9.01	$16.21	$9.10	$6.08	$11.87	$32.47	$12.61	$12.31

The accompanying notes are an integral part of the financial statements.
S-5

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES December 31, 2001 (In Thousands, Except Shares and Unit Values)

ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	OCC Accumulation Trust Managed Portfolio	OCC Accumulation Trust Small Cap Portfolio	Putnam VT Asia Pacific Growth Fund Class IA Shares	Putnam VT Diversified Income Fund Class IA Shares	Putnam VT Growth and Income Fund Class IA Shares
The Alger American Fund:
Alger American Growth Portfolio	1,222,936	$54,276	$-	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	91,627	3,509	-	-	-	-	-
Alger American MidCap Growth Portfolio	895,917	16,524	-	-	-	-	-
Alger American Small Capitalization Portfolio	379,721	6,486	-	-	-	-	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	770,174	5,809	-	-	-	-	-
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,453,775	98,688	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,360,166	161,519	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,513,511	22,497
VIP Money Market Portfolio - IC Shares	51,303,426	51,303	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	936,362	18,228	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,568,638	25,527	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,385,624	78,349	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	624,968	85,963	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	946,441	11,664	-	-	-	-	-
Golden American Trust:
GCG Trust Fully Managed	82,810	1,481	-	-	-	-	-
GCG Trust Mid-Cap Growth Series	11,960	161	-	-	-	-	-
Janus Aspen Series:
Aggressive Growth Portfolio	1,386,373	62,706	-	-	-	-	-
Growth Portfolio	1,502,295	43,744	-	-	-	-	-
International Growth Portfolio	790,581	18,623	-	-	-	-	-
Worldwide Growth Portfolio	1,883,504	71,305	-	-	-	-	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	555,499	7,240	-	-	-	-	-
AMT Partners Portfolio	629,192	10,539
AMT Socially Responsive Portfolio	57,609	619	-	-	-	-	-
Pilgrim Variable Products Trust:
Pilgrim VP Growth Opportunities Portfolio	474,570	3,469	-	-	-	-	-
Pilgrim VP Growth + Value Portfolio	1,148,396	28,491	-	-	-	-	-
Pilgrim VP High Yield Bond Portfolio	379,323	1,351	-	-	-	-	-
Pilgrim VP International Value Portfolio	760,738	9,169	-	-	-	-	-
Pilgrim VP MagnaCap Portfolio	56,342	518	-	-	-	-	-
Pilgrim VP MidCap Opportunities Portfolio	216,205	1,448	-	-	-	-	-
Pilgrim VP Research Enhanced Index Portfolio	576,410	2,622	-	-	-	-	-
Pilgrim VP SmallCap Opportunities Portfolio	1,420,755	36,218	-	-	-	-	-
OCC Accumulation Trust:
Equity Portfolio	139,590	4,787	-	-	-	-	-
Global Equity Portfolio	112,988	1,656	-	-	-	-	-
Managed Portfolio	196,858	8,113	7,904	-	-	-	-
Small Cap Portfolio	340,862	9,230	-	10,996	-	-	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	274,618	2,214	-	-	1,434	-	-
Putnam VT Diversified Income Fund - Class IA Shares	141,450	1,452	-	-	-	1,246	-
Putnam VT Growth and Income Fund - Class IA Shares	1,847,434	46,228	-	-	-	-	43,526
Putnam VT New Opportunities Fund - Class IA Shares	2,293,233	52,834	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	79,445	1,137	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	147,688	2,436	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,544,709	138,236	-	-	-	-	-
Total assets			$7,904	$10,996	$1,434	$1,246	$43,526
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			-	1	(1)	2	7
			$7,904	$10,997	$1,433	$1,248	$43,533
NET ASSETS:
Accumulation units			$7,904	$10,997	$1,433	$1,248	$43,533
Total net assets			$7,904	$10,997	$1,433	$1,248	$43,553
Accumulation units outstanding:
SelectH Life I			55,127	59,463	-	2,862	108,295
SelectH Life Series 2000			608,572	711,549	180,557	87,212	1,662,628
Accumulation unit values:
SelectH Life I			$11.53	$13.80	$-	$13.55	$23.65
SelectH Life Series 2000			$11.94	$14.30	$7.94	$13.86	$24.64

The accompanying notes are an integral part of the financial statements.
S-6

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES December31, 2001 (In Thousands, Except Shares and Unit Values)

Putnam VT New Opportunities Fund Class IA Shares	Putnam VT Small Cap Value Fund Class IA Shares	Putnam VT Utilities Growth and Income Fund Class IA Shares	Putnam VT Voyager Fund Class IA Shares

$-	$-	$-	$-
-	-	-	-
-	-	-	-
-	-	-	-

-	-	-	-

-	-	-	-
-	-	-	-

-	-	-	-
-	-	-	-

-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

-	-	-	-
-	-	-	-

-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

-	-	-	-

-	-	-	-

-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

-	-	-	-
-	-	-	-
-	-	-	-
38,228	-	-	-
-	1,199	-	-
-	-	1,916	-
-	-	-	101,804
$38,228	$1,199	$1,916	$101,804

4	-	(1)	(2)
$38,232	$1,199	$1,915	$101,802

$28,232	$1,199	$1,915	$101,802
$18,232	$1,199	$1,915	$101,802

-	-	6,118	261,914
1,916,546	108,916	94,898	3,634,843

$-	$-	$18.61	$25.52
$19.95	$11.01	$18.98	$26.17

The accompanying notes are an integral part of the financial statements.
S-7
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS For the years ended December 31, 2001, 2000 and 1999 (In Thousands)
	Alger American Growth Portfolio			Alger American Leveraged AllCap Portfolio			Alger American MidCap Growth Portfolio			Alger American Small Capitalization Portfolio			AIM V.I. Demographic Trends Fund
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$99	$-	$22	$-	$-	$-	$-	$-	$-	$3	$-	$-	$-	$-	$-
Expenses:
Mortality and expense risk	(328)	(353)	(183)	(16)	(5)	-	(98)	(68)	(27)	(45)	(60)	(32)	(27)	(10)	-

Net investment income (loss)	(229)	(353)	(161)	(16)	(5)	-	(98)	(68)	(27)	(42)	(60)	(32)	(27)	(10)	-
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(10,440)	1,644	441	(162)	(3)	-	(6,369)	859	59	(3,774)	(2,148)	109	(679)	-	-
Realized gain distributions	5,364	5,677	1,535	72	8	-	5,382	925	415	-	2,614	402	-	-	-

Realized gain (loss)	(5,076)	7,321	1,976	(90)	5	-	(987)	1,784	474	(3,774)	466	511	(679)	-	-

Change in unrealized appreciation (depreciation) during the year	(228)	(14,672)	4,801	(219)	(399)	-	87	(1,604)	622	1,654	(3,137)	1,171	(738)	(766)	-

Net increase (decrease) in net assets from operations	$(5,533)	$(7,704)	$6,616	$(325)	$(399)	$-	$(998)	$112	$1,069	$(2,162)	$(2,731)	$1,650	$(1,444)	$(776)	$-
S-8
	Fidelity's VIP Equity-Income Portfolio -- IC Shares			Fidelity's VIP Growth Portfolio -- IC Shares			Fidelity's VIP High Income Portfolio -- IC Shares			Fidelity's VIP Money Market Portfolio -- IC Shares			Fidelity's VIP Overseas Portfolio -- IC Shares
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$1,681	$1,656	$1,476	$124	$226	$271	$1,916	$1,313	$1,861	$1,874	$2,154	$1,087	$916	$393	$489
Expenses:
Mortality and expense risk	(830)	(801)	(864)	(1,296)	(1,732)	(1,452)	(120)	(149)	(173)	(359)	(290)	(181)	(137)	(214)	(236)

Net investment income (loss)	851	855	612	(1,172)	(1,506)	(1,181)	1,796	1,164	1,688	1,515	1,864	906	779	179	253
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	298	6,631	6,688	3,712	6,878	10,864	(3,072)	(494)	(177)	-	-	-	(699)	1,060	2,572
Realized gain distributions	4,723	6,237	3,264	11,703	22,462	17,026	-	-	70	-	-	-	1,447	2,475	789

Realized gain (loss)	5,021	12,868	9,952	15,415	29,340	27,890	(3,072)	(494)	(107)	-	-	-	748	3,535	3,361

Change in unrealized appreciation (depreciation) during the year	(11,744)	(6,727)	(5,132)	(47,409)	(51,728)	28,390	(544)	(5,091)	(69)	(1)	1	-	(5,631)	(9,029)	5,914

Net increase (decrease) in net assets from operations	$(5,872)	$6,996	$5,432	$(33,166)	$(23,894)	$55,099	$(1,820)	$(4,421)	$1,512	$1,514	$1,865	$906	$(4,104)	$(5,315)	$9,528
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)
	Fidelity's VIP II Asset Manager Portfolio -- IC Shares			Fidelity's VIP II Contrafund Portfolio -- IC Shares			Fidelity's VIP II Index 500 Portfolio -- IC Shares			Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares			Golden American Trust GCG Trust Fully Managed
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$1,092	$1,071	$1,409	$529	$260	$235	$891	$845	$491	$ 431	$440	$208	$28	$-	$-
Expenses:
Mortality and expense risk	(208)	(260)	(316)	(564)	(642)	(526)	(631)	(708)	(592)	(76)	(55)	(50)	(3)	-	-

Net investment income (loss)	884	811	1,093	(35)	(382)	(291)	260	137	(101)	355	385	158	25	-	-
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(135)	694	2,289	(197)	6,917	569	885	3,117	2,738	2	(28)	52	(2)	-	-
Realized gain distributions	410	2,524	1,785	1,866	9,444	1,722	-	369	333	-	-	65	29

Realized gain (loss)	275	3,218	4,074	1,669	16,361	2,291	885	3,486	3,071	2	(28)	117	27	-	-

Change in unrealized appreciation (depreciation) during the year	(2,541)	(5,473)	(1,681)	(11,269)	(21,649)	11,058	(12,099)	(12,639)	9,397	326	318	(383)	(32)	-	-

Net increase (decrease) in net assets from operations	$(1,382)	$(1,444)	$3,486	$(9,635)	$(5,670)	$13,058	$(10,954)	$(9,016)	$12,367	$683	$675	$(108)	$20	$-	$-
S-9
	Golden American Trust GCG Trust Mid--Cap Growth Series			Janus Aspen Series Aggressive Growth Portfolio			Janus Aspen Series Growth Portfolio			Janus Aspen Series International Growth Portfolio			Janus Aspen Series Worldwide Growth Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$-	$-	$-	$-	$2,456	$98	$21	$817	$27	$207	$318	$16	$274	$1,226	$56
Expenses:
Mortality and expense risk	-	-	-	(231)	(343)	(76)	(229)	(259)	(92)	(137)	(149)	(55)	(431)	(520)	$(270)

Net investment income (loss)	-	-	-	(231)	2,113	22	(208)	558	(65)	70	169	(39)	(157)	706	$(214)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(4)	-	-	(1,458)	2,604	870	(525)	48	1,286	(9,178)	4,698	1,568	(6,930)	11,165	3,533
Realized gain distributions	1			-	2,547	168	61	1,925	50	-	612	-	-	3,979	-

Realized gain (loss)	(3)	-	-	(1,458)	5,151	1,038	(464)	1,973	1,336	(9,178)	5,310	1,568	(6,930)	15,144	3,533

Change in unrealized appreciation (depreciation) during the year	9	-	-	(15,612)	(26,058)	9,113	(8,582)	(8,901)	3,062	4,758	(8,683)	3,678	(7,615)	(27,191)	15,797

Net increase (decrease) in net assets from operations	$6	$-	$-	$(17,301)	$(18,794)	$10,173	$(9,254)	$(6,370)	$4,333	$(4,350)	$(3,204)	$5,207	$(14,702)	$(11,341)	$19,116
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)
	Neuberger Berman AMT Limited Maturity Bond Portfolio			Neuberger Berman AMT Partners Portfolio			Neuberger Berman AMT Socially Responsive Portfolio			Pilgrim VP Growth Opportunities Portfolio			Pilgrim VP Growth + Value Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$277	$208	$115	$34	$68	$120	$-	$-	$-	$-	$3	$-	$-	$-	$-
Expenses:
Mortality and expense risk	(41)	(28)	(23)	(76)	(75)	(83)	(2)	(1)	-	(14)	(4)	-	(125)	(115)	(25)

Net investment income (loss)	236	180	92	(42)	(7)	37	(2)	(1)	-	(14)	(1)	-	(125)	(115)	(25)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(15)	(59)	(27)	(290)	(335)	(153)	(5)	-	-	(276)	(1)	-	(1,336)	(218)	586
Realized gain distributions	-	-	-	327	1,442	208	-	-	-	-	-	-	50	2,816	1,025

Realized gain (loss)	(15)	(59)	(27)	37	1,107	55	(5)	-	-	(276)	(1)	-	(1,286)	2,598	1,611

Change in unrealized appreciation (depreciation) during the year	187	97	(49)	(330)	(1,093)	529	(3)	2	3	(596)	(272)	-	(4,812)	(6,511)	655

Net increase (decrease) in net assets from operations	$408	$218	$16	$(335)	$7	$621	$(10)	$1	$3	$(886)	$(274)	$-	$(6,223)	$(4,028)	$2,241
S-10
	Pilgrim VP High Yield Bond Portfolio			Pilgrim VP International Value Portfolio			Pilgrim VP MagnaCap Portfolio			Pilgrim VP MidCap Opportunities Portfolio			Pilgrim VP Research Enhanced Index Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$108	$84	$61	$109	$97	$45	$4	$-	$-	$-	$-	$-	$12	$9	$36
Expenses:
Mortality and expense risk	(9)	(7)	(6)	(51)	(39)	(22)	(1)	-	-	(4)	(1)	-	(17)	(17)	(15)

Net investment income (loss)	99	77	55	58	58	23	3	-	-	(4)	(1)	-	(5)	(8)	21
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(188)	(34)	(4)	(188)	122	497	(7)	-	-	(107)	(6)	-	(76)	(64)	(25)
Realized gain distributions	-	-	-	231	1,020	352	-	-	-	-	-	-	-	-	-

Realized gain (loss)	(188)	(34)	(4)	43	1,142	849	(7)	-	-	(107)	(6)	-	(76)	(64)	(25)

Change in unrealized appreciation (depreciation) during the year	74	(158)	(82)	(858)	(883)	344	(14)	(1)	-	(109)	(27)	-	(204)	(260)	115

Net increase (decrease) in net assets from operations	$(15)	$(115)	$(31)	$(757)	$317	$1,216	$(18)	$(1)	$-	$(220)	$(34)	$-	$(285)	$(332)	$111
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)
	Pilgrim VP SmallCap Opportunities Portfolio			OCC Accumulation Trust Equity Portfolio			OCC Accumulation Trust Global Equity Portfolio			OCC Accumulation Trust Managed Portfolio			OCC Accumulation Trust Small Cap Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$-	$-	$-	$18	$15	$13	$-	$12	$16	$139	$71	$84	$51	$22	$15
Expenses:
Mortality and expense risk	(191)	(188)	(40)	(27)	(16)	(14)	(13)	(11)	(9)	(55)	(44)	(48)	(64)	(36)	(25)

Net investment income (loss)	(191)	(188)	(40)	(9)	(1)	(1)	(13)	1	7	84	27	36	(13)	(14)	(10)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(445)	425	473	(64)	(46)	19	(159)	-	108	56	(189)	(23)	176	165	(62)
Realized gain distributions	63	2,681	1,382	17	193	59	17	141	166	-	394	188	459	-	-

Realized gain (loss)	(382)	3,106	1,855	(47)	147	78	(142)	141	274	56	205	165	635	165	(62)

Change in unrealized appreciation (depreciation) during the year	(8,302)	(4,345)	2,990	(255)	91	(54)	(72)	(55)	(43)	(546)	230	26	256	1,599	66

Net increase (decrease) in net assets from operations	$(8,875)	$(1,427)	$4,805	$(311)	$237	$23	$(227)	$87	$238	$(406)	$462	$227	$878	$1,750	$(6)
S-11
	Putnam VT Asia Pacific Growth Fund Class IA Shares			Putnam VT Diversified Income Fund Class IA Shares			Putnam VT Growth and Income Fund Class IA Shares			Putnam VT New Opportunities Fund Class IA Shares			Putnam VT Small Cap Value Fund Class IA Shares
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Income:
Dividends	$-	$144	$-	$101	$128	$163	$704	$696	$ 492	$-	$-	$-	$-	$-	$ -
Expenses:
Mortality and expense risk	(15)	(30)	(29)	(12)	(14)	(18)	(362)	(333)	(331)	(341)	(555)	(352)	(3)	-	-

Net investment income (loss)	(15)	114	(29)	89	114	145	342	363	161	(341)	(555)	(352)	(3)	-	-
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(245)	77	30	(61)	(46)	(78)	(1,350)	573	685	(345)	978	1,400	41	-	-
Realized gain distributions	495	-	-	-	-	-	491	3,276	2,457	7,535	4,868	490	-	-	-

Realized gain (loss)	250	77	30	(61)	(46)	(78)	(859)	3,849	3,142	7,190	5,846	1,890	41	-	-

Change in unrealized appreciation (depreciation) during the year	(749)	(2,129)	2,591	12	(80)	(49)	(2,653)	(1,155)	(3,184)	(22,537)	(23,233)	22,263	62	-	-

Net increase (decrease) in net assets from operations	$(514)	$(1,938)	$2,592	$40	$ (12)	$18	$(3,170)	$3,057	$119	$(15,688)	$(17,942)	$23,801	$100	$-	$-
The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

	Putnam VT Utilities Growth and Income Fund Class IA Shares			Putnam VT Voyager Fund Class IA Shares
	2001	2000	1999	2001	2000	1999
Income:
Dividends	$77	$92	$106	$122	$43	$95
Expenses:
Mortality and expense risk	(21)	(25)	(32)	(913)	(1,236)	(863)

Net investment income (loss)	56	67	74	(791)	(1,193)	(768)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(31)	100	279	(728)	3,667	2,077
Realized gain distributions	131	163	112	24,923	18,112	7,611

Realized gain (loss)	100	263	391	24,195	21,779	9,688

Change in unrealized appreciation (depreciation) during the year	(778)	101	(518)	(52,546)	(46,020)	41,058

Net increase (decrease) in net assets from operations	$(622)	$ 431	$ (53)	$(29,142)	$(25,434)	$49,978
S-12

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

	Alger American Growth Portfolio			Alger American Leveraged AllCap Portfolio			Alger American MidCap Growth Portfolio			Alger American Small Capitalization Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(229)	$(353)	$(161)	$(16)	$(5)	$-	$(98)	$(68)	$(27)	$(42)	$(60)	$(32)
Realized gains (losses)	(5,076)	7,321	1,976	(90)	5	-	(987)	1,784	474	(3,774)	466	511
Unrealized appreciation (depreciation) during the
year	(228)	(14,672)	4,801	(219)	(399)	-	87	(1,604)	622	1,654	(3,137)	1,171

Net increase (decrease) in net assets from operations	(5,533)	(7,704)	6,616	(325)	(399)	-	(998)	112	1,069	(2,162)	(2,731)	1,650

Contract transactions:
Net premium payments	13,082	14,594	10,595	1,227	463	-	3,966	2,577	1,336	2,198	2,710	1,603
Surrenders	(1,269)	(770)	(270)	(22)	-	-	(362)	(112)	(67)	(155)	(102)	(42)
Transfers between sub-accounts (including fixed						-
account), net	712	3,527	15,621	662	1,622	-	3,444	4,739	725	(114)	1,468	911
Policy loans	(234)	(438)	(234)	(1)	6	-	(107)	(48)	(21)	(32)	(41)	(20)
Loan collateral interest	47	27	13	1	-	-	14	4	1	5	3	2
Death benefits	(22)	(47)	(18)	-	-	-	(259)	(7)	(1)	(9)	(12)	(5)
Contract charges	(4,338)	(3,262)	(1,594)	(292)	(51)	-	(1,419)	(690)	(275)	(659)	(564)	(296)

Net increase (decrease) in net assets from contract
transactions	7,978	13,631	24,113	1,575	2,040	-	5,277	6,463	1,698	1,234	3,462	2,153

Total increase (decrease) in net assets	2,445	5,927	30,729	1,250	1,641	-	4,279	6,575	2,767	(928)	731	3,803

Net assets at beginning of period	42,521	36,594	5,865	1,641	-	-	11,552	4,977	2,210	7,213	6,482	2,679

Net assets at end of period	$44,966	$42,521	$36,594	$2,891	$1,641	$-	$15,831	$11,552	$4,977	$6,285	$7,213	$6,482
S-13
	AIM V.I. Demographic Trends Fund			Fidelity's VIP Equity-Income Portfolio -- IC Shares			Fidelity's VIP Growth Portfolio -- IC Shares			Fidelity's VIP High Income Portfolio -- IC Shares
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(27)	$(10)	$-	$851	$855	$612	$(1,172)	$(1,506)	$(1,181)	$1,796	$1,164	$1,688
Realized gains (losses)	(679)	-	-	5,021	12,868	9,952	15,415	29,340	27,890	(3,072)	(494)	(107)
Unrealized appreciation (depreciation) during the
year	(738)	(766)	-	(11,744)	(6,727)	(5,132)	(47,409)	(51,728)	28,390	(544)	(5,091)	(69)

Net increase (decrease) in net assets from operations	(1,444)	(776)	-	(5,872)	6,996	5,432	(33,166)	(23,894)	55,099	(1,820)	(4,421)	1,512

Contract transactions:
Net premium payments	2,242	1,070	-	11,756	12,023	15,156	18,916	21,389	22,365	2,557	3,200	4,236
Surrenders	(52)	(1)	-	(4,280)	(3,373)	(3,298)	(6,831)	(6,480)	(6,338)	(689)	(592)	(557)
Transfers between sub-accounts (including fixed
account), net	576	3,368	-	6,382	(8,160)	(8,382)	(1,736)	(3,433)	(3,110)	2,536	(2,263)	(4,013)
Policy loans	(9)	(7)	-	(1,336)	(1,432)	(2,073)	(1,980)	(4,275)	(3,915)	(127)	(281)	(325)
Loan collateral interest	2	-	-	256	205	146	455	347	196	49	41	29
Death benefits	(1)	-	-	(498)	(142)	(420)	(259)	(492)	(409)	(19)	(51)	(13)
Contract charges	(557)	(107)	-	(6,070)	(4,701)	(5,305)	(9,443)	(9,339)	(8,498)	(1,098)	(1,053)	(1,245)

Net increase (decrease) in net assets from contract
transactions	2,201	4,323	-	6,210	(5,580)	(4,176)	(878)	(2,283)	291	3,209	(999)	(1,888)

Total increase (decrease) in net assets	757	3,547	-	338	1,416	1,256	(34,044)	(26,177)	55,390	1,389	(5,420)	(376)

Net assets at beginning of period	3,547	-	-	101,008	99,592	98,336	180,603	206,780	151,390	14,721	20,141	20,517

Net assets at end of period	$4,304	$3,547	-	$101,346	$101,008	$99,592	$146,559	$180,603	$206,780	$16,110	$14,721	$20,141

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

	Fidelity's VIP Money Market Portfolio -- IC Shares			Fidelity's VIP Overseas Portfolio -- IC Shares			Fidelity's VIP II Asset Manager Portfolio -- IC Shares			Fidelity's VIP II Contrafund Portfolio -- IC Shares
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$1,515	$1,864	$906	$779	$179	$253	$884	$811	$1,093	$(35)	$(382)	$(291)
Realized gains (losses)	-	-	-	748	3,535	3,361	275	3,218	4,074	1,669	16,361	2,291
Unrealized appreciation (depreciation) during the
year	(1)	1	-	(5,631)	(9,029)	5,914	(2,541)	(5,473)	(1,681)	(11,269)	(21,649)	11,058

Net increase (decrease) in net assets from operations	1,514	1,865	906	(4,104)	(5,315)	9,528	(1,382)	(1,444)	3,486	(9,635)	(5,670)	13,058

Contract transactions:
Net premium payments	52,297	77,091	36,690	(2)	4	1,521	(14)	-	1,752	14,366	16,473	18,650
Surrenders	(1,685)	(1,315)	(768)	(851)	(873)	(1,003)	(1,210)	(1,136)	(1,691)	(2,977)	(2,097)	(1,275)
Transfers between sub-accounts (including fixed
account), net	(37,594)	(62,827)	(14,511)	(842)	(1,926)	(9,986)	(536)	(2,195)	(9,250)	(601)	(5,489)	3,457
Policy loans	(1,270)	(1,267)	(977)	(315)	(502)	(508)	(381)	(454)	(626)	(626)	(841)	(563)
Loan collateral interest	173	140	100	-	-	18	-	-	16	70	40	14
Death benefits	(352)	(78)	(113)	(21)	(105)	(33)	(69)	(57)	(78)	(80)	(67)	(48)
Contract charges	(4,954)	(3,706)	(2,027)	(801)	(1,027)	(1,382)	(1,298)	(1,399)	(1,930)	(5,493)	(4,763)	(4,392)

Net increase (decrease) in net assets from contract
transactions	6,615	8,038	18,394	(2,832)	(4,429)	(11,373)	(3,508)	(5,241)	(11,807)	4,659	3,256	15,843

Total increase (decrease) in net assets	8,129	9,903	19,300	(6,936)	(9,744)	(1,845)	(4,890)	(6,685)	(8,321)	(4,976)	(2,414)	28,901

Net assets at beginning of period	43,171	33,268	13,968	19,925	29,669	31,514	27,650	34,335	42,656	73,134	75,548	46,647

Net assets at end of period	$51,300	$43,171	$33,268	$12,989	$19,925	$29,669	$22,760	$27,650	$34,335	$68,158	$73,134	$75,548
S-14
	Fidelity's VIP II Index 500 Portfolio -- Class IC Shares			Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares			Golden American Trust GCG Trust Fully Managed			Golden American Trust GCG Trust Mid-Cap Growth Series
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$260	$137	$(101)	$355	$385	$158	$25	$ -	$-	$-	$-	$-
Realized gains (losses)	885	3,486	3,071	2	(28)	117	27	-	-	(3)	-	-
Unrealized appreciation (depreciation) during the
year	(12,099)	(12,639)	9,397	326	318	(383)	(32)	-	-	9	-	-

Net increase (decrease) in net assets from operations	(10,954)	(9,016)	12,367	683	675	(108)	20	-	-	6	-	-

Contract transactions:
Net premium payments	20,658	21,680	23,262	2,038	1,378	1,615	217	-	-	52	-	-
Surrenders	(3,642)	(2,072)	(1,561)	(360)	(200)	(175)	(1)	-	-	-	-	-
Transfers between sub-accounts (including fixed
account), net	876	(4,931)	9,341	3,263	16	548	1,268	-	-	118	-	-
Policy loans	(489)	(1,492)	(837)	(316)	(69)	(96)	-	-	-	-	-	-
Loan collateral interest	124	67	33	15	9	7	-	-	-	-	-	-
Death benefits	(105)	(83)	(151)	(7)	(12)	(6)	(1)	-	-	-	-	-
Contract charges	(7,612)	(6,312)	(5,149)	(846)	(429)	(370)	(53)	-	-	(6)	-	-

Net increase (decrease) in net assets from contract
transactions	9,810	6,857	24,938	3,787	693	1,523	1,430	-	-	164	-	-

Total increase (decrease) in net assets	(1,144)	(2,159)	37,305	4,470	1,368	1,415	1,450	-	-	170	-	-

Net assets at beginning of period	82,429	84,588	47,283	7,758	6,390	4,975	-	-	-	-	-	-

Net assets at end of period	$81,285	$82,429	$84,588	$12,228	$7,758	$6,390	$1,450	-	-	$170	-	-

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

Janus Aspen Series Worldwide Growth Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(231)	$2,113	$22	$(208)	$558	$(65)	$70	$169	$(39)	$(157)	$706	$(214)
Realized gains (losses)	(1,458)	5,151	1,038	(464)	1,973	1,336	(9,178)	5,310	1,568	(6,930)	15,144	3,533
Unrealized appreciation (depreciation) during the
year	(15,612)	(26,058)	9,113	(8,582)	(8,901)	3,062	4,758	(8,683)	3,678	(7,615)	(27,191)	15,797

Net increase (decrease) in net assets from operations	(17,301)	(18,794)	10,173	(9,254)	(6,370)	4,333	(4,350)	(3,204)	5,207	(14,702)	(11,341)	19,116

Contract transactions:
Net premium payments	13,259	14,541	4,198	10,025	11,099	4,929	5,328	5,497	2,432	15,560	16,869	12,515
Surrenders	(928)	(859)	(111)	(863)	(388)	(772)	(397)	(195)	(81)	(1,467)	(1,186)	(426)
Transfers between sub-accounts (including fixed
account), net	(18)	22,328	11,069	(749)	13,751	6,660	729	6,371	1,499	(247)	5,653	11,478
Policy loans	(126)	(572)	(153)	47	(246)	(44)	(103)	(116)	(39)	(383)	(645)	(256)
Loan collateral interest	65	43	13	36	19	3	35	22	3	74	39	11
Death benefits	(46)	(23)	(16)	(314)	(15)	(13)	(38)	(27)	(3)	(293)	(86)	(148)
Contract charges	(3,899)	(3,312)	(657)	(3,195)	(2,442)	(835)	(1,751)	(1,164)	(440)	(4,982)	(4,053)	(2,295)

Net increase (decrease) in net assets from contract
transactions	8,307	32,146	14,343	4,987	21,778	9,928	3,803	10,388	3,371	8,262	16,591	20,879

Total increase (decrease) in net assets	(8,994)	13,352	24,516	(4,267)	15,408	14,261	(547)	7,184	8,578	(6,440)	5,250	39,995

Net assets at beginning of period	39,493	26,141	1,625	34,078	18,670	4,409	19,102	11,918	3,340	60,197	54,947	14,952

Net assets at end of period	$30,499	$39,493	$26,141	$29,811	$34,078	$18,670	$18,555	$19,102	$11,918	$53,757	$60,197	$54,947
S-15
	Neuberger Berman AMT Limited Maturity Bond Portfolio			Neuberger Berman AMT Partners Portfolio			Neuberger Berman AMT Socially Responsive Portfolio			Pilgrim VP Growth Opportunities Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$236	$180	$92	$(42)	$(7)	$37	$(2)	$(1)	$-	$(14)	$(1)	$-
Realized gains (losses)	(15)	(59)	(27)	37	1,107	55	(5)	-	-	(276)	(1)	-
Unrealized appreciation (depreciation) during the
year	187	97	(49)	(330)	(1,093)	529	(3)	2	3	(596)	(272)	-

Net increase (decrease) in net assets from operations	408	218	16	(335)	7	621	(10)	1	3	(886)	(274)	-

Contract transactions:
Net premium payments	1,585	1,174	1,521	2,102	2,594	3,534	227	108	23	1,557	528	-
Surrenders	(127)	(40)	(29)	(612)	(191)	(146)	(6)	(3)	-	(21)	(1)	-
Transfers between sub-accounts (including fixed
account), net	1,976	(183)	133	89	(1,458)	(4,159)	279	92	26	725	1,431	-
Policy loans	40	(9)	(61)	(23)	(19)	(66)	(1)	-	-	(7)	(2)	-
Loan collateral interest	4	1	-	4	1	2	-	-	-	-	-	-
Death benefits	(2)	(13)	(14)	(4)	(8)	(15)	-	-	-	-	-	-
Contract charges	(592)	(295)	(212)	(830)	(657)	(764)	(89)	(25)	(4)	(379)	(71)	-

Net increase (decrease) in net assets from contract
transactions	2,884	635	1,338	726	262	(1,614)	410	172	45	1,875	1,885	-

Total increase (decrease) in net assets	3,292	853	1,354	391	269	(993)	400	173	48	989	1,611	-

Net assets at beginning of period	4,190	3,337	1,983	9,112	8,843	9,836	221	$48	-	1,611	$0	-

Net assets at end of period	$7,482	$4,190	$3,337	$9,503	$9,112	$8,843	$621	$221	$48	$2,600	$1,611	$-

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

	Pilgrim VP Growth + Value Portfolio			Pilgrim VP High Yield Bond Portfolio			Pilgrim VP International Value Portfolio			Pilgrim VP MagnaCap Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(125)	$(115)	$(25)	$99	$77	$55	$58	$58	$23	$3	$-	$-
Realized gains (losses)	(1,286)	2,598	1,611	(188)	(34)	(4)	43	1,142	849	(7)	-	-
Unrealized appreciation (depreciation) during the
year	(4,812)	(6,511)	655	74	(158)	(82)	(858)	(883)	344	(14)	(1)	-

Net increase (decrease) in net assets from operations	(6,223)	(4,028)	2,241	(15)	(115)	(31)	(757)	317	1,216	(18)	(1)	-

Contract transactions:
Net premium payments	6,843	5,190	1,278	368	356	325	1,909	1,589	1,001	247	36	-
Surrenders	(363)	(113)	(23)	(36)	(9)	(2)	(201)	(50)	(23)	(6)	-	-
Transfers between sub-accounts (including fixed
account), net	2,114	11,000	1,675	147	(19)	7	1,488	700	229	208	108	-
Policy loans	91	(248)	(20)	9	-	(3)	(39)	(36)	(16)	-	-	-
Loan collateral interest	23	10	1	1	-	-	8	5	3	-	-	-
Death benefits	(35)	(46)	-	(4)	(3)	-	(14)	(15)	(13)	-	-	-
Contract charges	(1,911)	(991)	(221)	(148)	(75)	(62)	(601)	(334)	(186)	(63)	(8)	-

Net increase (decrease) in net assets from contract
transactions	6,762	14,802	2,690	337	250	265	2,550	1,859	995	386	136	-

Total increase (decrease) in net assets	539	10,774	4,931	322	135	234	1,793	2,176	2,211	368	135	-

Net assets at beginning of period	17,550	6,776	1,845	898	763	529	6,013	3,837	1,626	135	-	-

Net assets at end of period	$18,089	$17,550	$6,776	$1,220	$898	$763	$7,806	$6,013	$3,837	$503	$135	$-
S-16
	Pilgrim VP MidCap Opportunities Portfolio			Pilgrim VP Research Enhanced Index Portfolio			Pilgrim VP SmallCap Opportunities Portfolio			OCC Accumulation Trust Equity Portfolio
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(4)	$(1)	$-	$(5)	$(8)	$21	$(191)	$(188)	$(40)	$(9)	$(1)	$(1)
Realized gains (losses)	(107)	(6)	-	(76)	(64)	(25)	(382)	3,106	1,855	(47)	147	78
Unrealized appreciation (depreciation) during the
year	(109)	(27)	-	(204)	(260)	115	(8,302)	(4,345)	2,990	(255)	91	(54)

Net increase (decrease) in net assets from operations	(220)	(34)	-	(285)	(332)	111	(8,875)	(1,427)	4,805	(311)	237	23

Contract transactions:
Net premium payments	517	133	-	601	717	633	7,578	6,757	1,278	1,090	647	747
Surrenders	(12)	-	-	(56)	(17)	(17)	(559)	(374)	(64)	(61)	(52)	(12)
Transfers between sub-accounts (including fixed
account), net	774	331	-	(14)	54	(9)	3,454	14,176	2,248	1,720	80	(131)
Policy loans	(7)	5	-	(15)	(22)	(18)	(166)	(205)	(95)	(5)	(15)	(4)
Loan collateral interest	-	-	-	3	2	1	15	6	1	1	-	-
Death benefits	-	-	-	-	-	(4)	(30)	(2)	(5)	(5)	-	(3)
Contract charges	(156)	(18)	-	(207)	(171)	(139)	(2,429)	(1,475)	(312)	(338)	(157)	(137)

Net increase (decrease) in net assets from contract
transactions	1,116	451	-	312	563	447	7,863	18,883	3,051	2,402	503	460

Total increase (decrease) in net assets	896	417	-	27	231	558	(1,012)	17,456	7,856	2,091	740	483

Net assets at beginning of period	417	-	-	2,181	1,950	1,392	27,836	10,380	2,524	2,534	$1,794	1,311

Net assets at end of period	$1,313	$417	$-	$2,208	$2,181	$1,950	$26,824	$27,836	$10,380	$4,625	$2,534	$1,794

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

	OCC Accumulation Trust Global Equity Portfolio			OCC Accumulation Trust Managed Portfolio			OCC Accumulation Trust Small Cap Portfolio			Putnam VT Asia Pacific Growth Fund Class IA Shares
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(13)	$1	$7	$ 84	$27	$36	$(13)	$(14)	$(10)	$(15)	$114	$(29)
Realized gains (losses)	(142)	141	274	56	205	165	635	165	(62)	250	77	30
Unrealized appreciation (depreciation) during the
year	(72)	(55)	(43)	(546)	230	26	256	1,599	66	(749)	(2,129)	2,591

Net increase (decrease) in net assets from operations	(227)	87	238	(406)	462	227	878	1,750	(6)	(514)	(1,938)	2,592

Contract transactions:
Net premium payments	324	390	296	1,672	1,450	2,406	1,966	1,416	1,581	(10)	3	303
Surrenders	(22)	(26)	(15)	(178)	(120)	(84)	(218)	(83)	(32)	(67)	(95)	(106)
Transfers between sub-accounts (including fixed
account), net	165	(132)	43	1,426	(622)	(2,222)	3,019	(604)	658	(91)	(150)	(810)
Policy loans	(45)	(13)	(10)	(50)	(55)	(15)	(59)	(33)	(23)	(19)	(56)	(40)
Loan collateral interest	2	1	-	8	5	2	8	2	1	-	-	-
Death benefits	-	-	(15)	(9)	(1)	(13)	(3)	(20)	(1)	-	-	-
Contract charges	(144)	(82)	(67)	(649)	(417)	(441)	(788)	(359)	(267)	(95)	(137)	(196)

Net increase (decrease) in net assets from contract
transactions	280	138	232	2,220	240	(367)	3,925	319	1,917	(282)	(435)	(849)

Total increase (decrease) in net assets	53	225	470	1,814	702	(140)	4,803	2,069	1,911	(796)	(2,373)	1,743

Net assets at beginning of period	1,426	1,201	731	6,090	5,388	5,528	6,194	4,125	2,214	2,229	4,602	2,859

Net assets at end of period	$1,479	$1,426	$1,201	$7,904	$6,090	$5,388	$10,997	$6,194	$4,125	$1,433	$2,229	$4,602
S-17
	Putnam VT Diversified Income Fund Class IA Shares			Putnam VT Growth and Income Fund Class IA Shares			Putnam VT New Opportunities Fund Class IA Shares			Putnam VT Small Cap Value Fund Class IA Shares
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$89	$114	$145	$342	$363	$161	$(341)	$(555)	$(352)	$(3)	$-	$ -
Realized gains (losses)	(61)	(46)	(78)	(859)	3,849	3,142	7,190	5,846	1,890	41	-	-
Unrealized appreciation (depreciation) during the
year	12	(80)	(49)	(2,653)	(1,155)	(3,184)	(22,537)	(23,233)	22,263	62	-	-

Net increase (decrease) in net assets from operations	40	(12)	18	(3,170)	3,057	119	(15,688)	(17,942)	23,801	100	-	-

Contract transactions:
Net premium payments	7	(9)	254	7,601	7,739	9,574	9,976	10,644	10,067	162	-	-
Surrenders	(43)	(49)	(58)	(1,578)	(1,022)	(812)	(1,820)	(1,520)	(1,076)	(1)	-	-
Transfers between sub-accounts (including fixed
account), net	(80)	(165)	(800)	1,574	(1,817)	(1,854)	(20)	3,840	(4,660)	998	-	-
Policy loans	(18)	(33)	(10)	(421)	(424)	(375)	(394)	(1,013)	(408)	(4)	-	-
Loan collateral interest	-	-	-	56	35	16	59	31	12	-	-	-
Death benefits	-	-	(9)	(90)	(126)	(25)	(17)	(147)	(34)	(1)	-	-
Contract charges	(81)	(74)	(141)	(3,282)	(2,417)	(2,487)	(3,416)	(3,627)	(2,867)	(55)	-	-

Net increase (decrease) in net assets from contract
transactions	(215)	(330)	(764)	3,860	1,968	4,037	4,368	8,208	1,034	1,099	-	-

Total increase (decrease) in net assets	(175)	(342)	(746)	690	5,025	4,156	(11,320)	(9,734)	24,835	1,199	-	-

Net assets at beginning of period	1,423	1,765	2,511	42,843	37,818	33,662	49,552	59,286	34,451	-	-	-

Net assets at end of period	$1,248	$1,423	$1,765	$43,533	$42,843	$37,818	$38,232	$ 49,552	$59,286	$1,199	$-	$-

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS, Continued For the years ended December 31, 2001, 2000 and 1999 (In Thousands)

	Putnam VT Utilities Growth and Income Fund Class IA Shares			Putnam VT Voyager Class IA Shares
	2001	2000	1999	2001	2000	1999
Increase (decrease) in net assets from operations:
Net investment income (loss)	$56	$67	$74	$(791)	$(1,193)	$(768)
Realized gains (losses)	100	263	391	24,195	21,779	9,688
Unrealized appreciation (depreciation) during the
year	(778)	101	(518)	(52,546)	(46,020)	41,058

Net increase (decrease) in net assets from operations	(622)	431	(53)	(29,142)	(25,434)	49,978

Contract transactions:
Net premium payments	-	(2)	429	20,445	22,530	22,760
Surrenders	(109)	(65)	(130)	(4,303)	(4,056)	(2,679)
Transfers between sub-accounts (including fixed
account), net	(57)	(283)	(869)	(915)	797	(2,189)
Policy loans	(38)	(54)	(43)	(928)	(2,120)	(1,072)
Loan collateral interest	-	-	1	160	100	47
Death benefits	(18)	(6)	(10)	(124)	(306)	(72)
Contract charges	(143)	(156)	(254)	(7,993)	(7,857)	(6,479)

Net increase (decrease) in net assets from contract
transactions	(365)	(566)	(876)	6,342	9,088	10,316

Total increase (decrease) in net assets	(987)	(135)	(929)	(22,800)	(16,346)	60,294

Net assets at beginning of period	2,902	3,037	3,966	124,602	140,948	80,654

Net assets at end of period	$1,915	$2,902	$3,037	$101,802	$124,602	$140,948
S-18

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS
1.	Organization:

  ReliaStar SelectH Life Variable Account (the "Account") is a separate account of ReliaStar Life Insurance Company ("ReliaStar Life"), a wholly-owned subsidiary of ING ReliaStar Financial Corp, which is itself an indirect wholly-owned subsidiary of ING Groep N.V. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

  The Account consists of the SelectH Life I product and SelectH Life Series 2000 funds, which incorporates SelectH Life II, SelectH Life III, Variable Estate Design and Flex Design products. Payments received for the policies under these products are allocated to sub-accounts of the Account, each of which is invested in one of the following funds during the year:

The Alger American Fund	Fidelity's VIP	Fidelity's VIP II
Growth Portfolio	Equity-Income Portfolio - IC Shares	Asset Manager Portfolio - IC Shares
Leveraged AllCap Portfolio	Growth Portfolio - IC Shares	Contrafund Portfolio - IC Shares
MidCap Growth Portfolio	High Income Portfolio - IC Shares	Index 500 Portfolio - IC Shares
Small Capitalization Portfolio	Money Market Portfolio - IC Shares	Investment Grade Bond Portfolio - IC Shares
Overseas Portfolio - IC Shares

Janus Aspen Series	Neuberger Berman Advisers Management Trust	OCC Accumulation Trust
Aggressive Growth Portfolio	AMT Limited Maturity Bond Portfolio	Equity Portfolio
Growth Portfolio	AMT Partners Portfolio	Global Equity Portfolio
International Growth Portfolio	AMT Socially Responsive Portfolio	Managed Portfolio
Worldwide Growth Portfolio	Small Cap Portfolio

AIM Variable Insurance Funds	Golden American Trust
AIM V.I. Dent Demographic Trends Fund	GCG Trust Fully Managed Fund
GCG Trust Mid-Cap Growth Series Fund

Pilgrim Variable Products Fund	Putnam Variable Trust
VP Growth Opportunities Portfolio	Putnam VT Asia Pacific Growth Fund -- Class IA Shares
VP Growth + Value Fund Portfolio	Putnam VT Diversified Income Fund -- Class IA Shares
VP High Yield Bond Portfolio	Putnam VT Growth and Income Fund -- Class IA Shares
VP International Value Portfolio	Putnam VT New Opportunities Fund -- Class IA Shares
VP MagnaCap Portfolio	Putnam VT Small Cap Value Fund -- Class IA Shares
VP MidCap Opportunities Portfolio	Putnam VT Utilities Growth and Income Fund -- Class IA Shares
VP Research Enhanced Index Portfolio	Putnam VT Voyager Fund -- Class IA Shares
VP SmallCap Opportunities Portfolio

  Fred Alger Management, Inc. is the investment adviser for the four portfolios of The Alger American Fund and is paid fees for its services by The Alger American Fund Portfolios. Fidelity Management & Research Company is the investment adviser for Fidelity Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) and is paid for its services by the VIP and VIP II Portfolios. Janus Capital Corporation is the investment adviser for the four portfolios of Janus Aspen Series and is paid fees for its services by the Janus Aspen Series Portfolios. Neuberger Berman Management, Inc. is the investment manager for the three portfolios of the Neuberger Berman Advisers Management Trust and is paid fees for its services by the Neuberger Berman Advisers Management Trust Portfolios. ING Pilgrim Advisors, Inc., an affiliate of ReliaStar Life, is the investment adviser for the eight Pilgrim Variable Products Trust Portfolios and is paid fees for its services by the Portfolios. OpCap Advisors is the investment adviser for the four Portfolios of the OCC Accumulation Trust and is paid fees for its services by the OCC Accumulation Trust Funds. Putnam Investment Management, Inc. is the investment adviser for Putnam Variable Trust and is paid fees for its services by Putnam Variable Trust. AIM Advisors, Inc. is the investment adviser for the AIM V.I. Dent Demographic Trends Fund and is paid fees for its services by the fund. Further information is contained in the related funds' prospectuses.

S-19

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued
1.	Organization, continued:
Fidelity VIP II Contrafund Portfolio is a registered trademark of FMR Corporation.

  On April 8, 1999, shareholders of the Northstar Galaxy Trust Multi-Sector Bond Portfolio approved a proposal to modify the investment objective of the Portfolio from the objective of seeking to maximize income consistent with the preservation of capital to the objective of seeking capital appreciation. Also on April 8, 1999, the name of the Portfolio was changed to Northstar Galaxy Trust Research Enhanced Index Portfolio to better reflect the Portfolio's investment objective.

On April 30, 1999, sub-accounts investing in Neuberger Berman Advisers Management Trust Socially Responsive Portfolio were made available to SelectH Life policies.

  On April 30, 1999, Fidelity VIP Overseas Portfolio, Fidelity VIP II Asset Manager Portfolio, Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund and Putnam VT Utilities Growth and Income Fund were closed to new premium and transfers.

  On November 1, 1999, Northstar Investment Management Corporation changed its name to Pilgrim Advisors, Inc. Substantially the same personnel are performing the investment advisory services on behalf of Pilgrim Advisors, Inc.

On April 28, 2000, Pilgrim Advisors, Inc. merged with Pilgrim Investments, Inc.

  On May 1, 2000, Northstar Galaxy Trust Portfolio changed its name to Pilgrim Variable Products Trust Portfolio (VP). Also on May 1, 2000, the Northstar Galaxy Trust Emerging Growth Portfolio and the Northstar Galaxy Trust Growth and Value Portfolio changed their names to Pilgrim VP SmallCap Opportunities Portfolio and Pilgrim VP Growth + Value Portfolio, respectively. In addition, sub-accounts investing in Pilgrim VP MagnaCap Portfolio, Pilgrim VP Growth Opportunities Portfolio, Pilgrim VP MidCap Opportunities Portfolio, Alger Leveraged AllCap Portfolio and AIM VI Dent Demographic Trends Fund were made available to purchasers of products held in the ReliaStar Life's SelectH Life Variable Account.

  On May 1, 2001, sub-accounts investing in Putnam VT Small Cap Value Fund, GCG Trust Fully Managed Fund and GCG Trust Mid-Cap Growth Series Fund were made available to purchasers of ReliaStar Life of New York's Separate Account I contracts.

2.	Significant Account Policies:

  Investments: The market value of investments in the sub-accounts is based on the closing net asset values of the fund shares held at the end of the year. Investment transactions are accounted for on the trade date (date the order to purchase or redeem is executed) and dividend income and capital gain distributions are reinvested on the ex-dividend date. Net realized gains and losses on redemptions of shares of the funds are determined on the basis of specific identification of fund share costs.

  Federal Income Taxes: The operations of the Account are included in the federal income tax return of ReliaStar Life, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, ReliaStar Life does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. ReliaStar Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Actual results could differ from these estimates.

S-20

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued

3.	Charges and Transfers:

  ReliaStar Life makes certain charges to Policy Owners' Variable Accumulation Values in the Account in accordance with the terms of the policies. These charges are set forth in the policies and may include: cost of insurance charge; monthly expense charge; death benefit guarantee charge; optional insurance benefit charges; and surrender charges net of any sales charge refunds.

  Transfers to (from) ReliaStar Life relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by ReliaStar Life, policyholder transfers between the general account and the sub-accounts and other policyholder activity including contract deposit and withdrawals. Unsettled transactions as of the reporting date appear on a net basis in the line Payable to (from) ReliaStar Life Insurance Company.

S-21

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued

4.	Purchases and Sales of Investments:
The cost of purchases and proceeds from sales of investments for the year ended December 31, 2001 were as follows (in thousands):

	Cost of Purchases	Proceeds From Sales
Fund
The Alger American Fund:	$36,305	$23,197
Alger American Growth Portfolio	6,499	4,867
Alger American Leveraged AllCap Portfolio	41,656	31,097
Alger American MidCap Growth Portfolio	17,855	16,656
Alger American Small Capitalization Portfolio
AIM Variable Insurance Funds:	4,385	2,210
AIM VI Dent Demographic Trends Fund
Fidelity's Variable Insurance Products Fund (VIP):	60,093	48,336
VIP Equity-Income Portfolio -- IC Shares	29,682	20,098
VIP Growth Portfolio -- IC Shares	49,672	44,667
VIP High Income Portfolio -- IC Shares	382,127	373,998
VIP Money Market Portfolio -- IC Shares	2,426	3,032
VIP Overseas Portfolio -- IC Shares
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio -- IC Shares	1,537	3,747
VIP II Contrafund Portfolio -- IC Shares	24,320	17,837
VIP II Index 500 Portfolio -- IC Shares	14,868	4,780
VIP II Investment Grade Bond Portfolio -- IC Shares	9,035	4,894
Golden American Trust:
GCG Trust Fully Managed	5,874	4,391
GCG Trust Mid-Cap Growth Series	2,435	2,270
Janus Aspen Series:
Aggressive Growth Portfolio	12,625	4,580
Growth Portfolio	7,777	2,882
International Growth Portfolio	90,414	86,541
Worldwide Growth Portfolio	42,087	33,987
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	4,045	924
AMT Partners Portfolio	16,464	15,453
AMT Socially Responsive Portfolio	631	224
Pilgrim Variable Products Trust:
Pilgrim VP Growth Opportunities Portfolio	3,175	1,312
Pilgrim VP Growth + Value Portfolio	19,881	13,198
Pilgrim VP High Yield Bond Portfolio	7,521	7,109
Pilgrim VP International Value Portfolio	34,980	32,141
Pilgrim VP MagnaCap Portfolio	465	75
Pilgrim VP MidCap Opportunities Portfolio	1,723	612
Pilgrim VP Research Enhanced Index Portfolio	2,197	1,891
Pilgrim VP SmallCap Opportunities Portfolio	22,010	14,273

S-22

4.	Purchases and Sales of Investments, continued:
	Cost of Purchases	Proceeds From Sales
Fund
OCC Accumulation Trust:
Equity Portfolio	5,767	3,369
Global Equity Portfolio	14,574	14,290
Managed Portfolio	3,390	1,084
Small Cap Portfolio	22,680	18,312
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund -- Class IA Shares	537	336
Putnam VT Diversified Income Fund -- Class IA Shares	123	252
Putnam VT Growth and Income Fund -- Class IA Shares	28,545	23,862
Putnam VT New Opportunities Fund -- Class IA Shares	18,862	7,291
Putnam VT Small Cap Value Fund -- Class IA Shares	258	437
Putnam VT Utilities Growth and Income Fund -- Class IA Shares	15,297	14,201
Putnam VT Voyager Fund -- Class IA Shares	41,308	10,833
5.			Changes in Units Outstanding
The changes in units outstanding for the years ended December 31, 2001 and 2000 were as follows:
	2001		2000
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The Alger American Fund:
Alger American Growth Portfolio	2,844,523	2,333,662	510,861	1,758,196	1,074,365	683,831
Alger American Leveraged AllCap Portfolio	1,201,387	963,169	238,218	225,284	8,055	217,229
Alger American MidCap Growth Portfolio	2,663,327	2,370,044	293,283	1,378,004	1,044,216	333,788
Alger American Small Capitalization Portfolio	2,520,020	2,378,744	141,276	2,366,424	2,160,293	206,131
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	1,039,133	686,828	352,305	479,952	29,912	450,040
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio -- IC Shares	2,672,334	2,409,304	263,030	3,010,386	3,161,160	(150,774)
VIP Growth Portfolio -- IC Shares	1,320,783	1,297,324	23,459	715,979	704,350	11,629
VIP High Income Portfolio -- IC Shares	4,693,711	4,405,198	288,513	940,426	978,068	(37,642)
VIP Money Market Portfolio -- IC Shares	29,870,605	29,461,139	409,466	30,520,002	29,961,471	558,531
VIP Overseas Portfolio -- IC Shares	19,396	185,804	(166,408)	2,106	191,611	(189,505)
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio -- IC Shares	901	176,347	(175,446)	1,275	239,121	(237,846)
VIP II Contrafund Portfolio -- IC Shares	1,491,555	1,324,723	166,832	1,289,196	1,181,558	107,638
VIP II Index 500 Portfolio -- IC Shares	1,129,297	809,506	319,791	960,645	777,650	182,995
VIP II Investment Grade Bond Portfolio -- IC Shares	917,032	688,212	228,820	656,393	610,759	45,634
Golden American Trust:
GCG Trust Fully Managed	655,975	513,672	142,303	6,708	6,708	-
GCG Trust Mid-Cap Growth Series	495,084	473,392	21,692	-	-	-

S-23

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued

5.			Changes in Units Outstanding, continued:
	2001		2000
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:
Aggressive Growth Portfolio	1,434,564	951,785	482,779	1,653,298	691,373	961,925
Growth Portfolio	1,038,061	711,787	326,274	889,896	(178,228)	1,068,124
International Growth Portfolio	7,269,147	6,975,373	293,774	4,210,457	3,683,452	527,005
Worldwide Growth Portfolio	3,672,309	3,151,639	520,670	3,205,253	2,413,409	791,844
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	563,497	331,074	232,423	251,217	197,121	54,096
AMT Partners Portfolio	1,737,807	1,679,667	58,140	440,081	422,381	17,700
AMT Socially Responsive Portfolio	249,366	209,481	39,885	26,315	9,685	16,630
Pilgrim Variable Products Trust:
Pilgrim VP Growth Opportunities Portfolio	1,054,740	761,226	293,514	192,283	12,261	180,022
Pilgrim VP Growth + Value Portfolio	1,806,053	1,400,144	405,909	794,025	257,275	536,750
Pilgrim VP High Yield Bond Portfolio	1,453,770	1,418,573	35,197	57,791	32,823	24,968
Pilgrim VP International Value Portfolio	2,452,062	2,297,505	154,557	2,376,119	2,263,739	112,380
Pilgrim VP MagnaCap Portfolio	100,648	58,451	42,197	14,003	910	13,093
Pilgrim VP MidCap Opportunities Portfolio	828,951	659,104	169,847	51,298	5,244	46,054
Pilgrim VP Research Enhanced Index Portfolio	324,092	299,355	24,737	167,009	132,610	34,399
Pilgrim VP SmallCap Opportunities Portfolio	980,620	758,233	222,387	760,978	365,073	395,905
OCC Accumulation Trust:
Equity Portfolio	516,065	336,127	179,938	184,411	142,860	41,551
Global Equity Portfolio	1,420,531	1,399,989	20,542	991,093	979,257	11,836
Managed Portfolio	512,315	334,454	177,861	247,465	232,973	14,492
Small Cap Portfolio	2,007,198	1,706,244	300,954	2,359,805	2,340,693	19,112
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund -- Class IA Shares	399	33,677	(33,278)	1,412	33,778	(32,366)
Putnam VT Diversified Income Fund -- Class IA Shares	322	16,982	(16,660)	55	25,724	(25,669)
Putnam VT Growth and Income Fund -- Class IA Shares	1,451,678	1,315,680	135,998	1,406,559	1,331,425	75,134
Putnam VT New Opportunities Fund -- Class IA Shares	966,248	788,719	177,529	683,247	481,989	201,258
Putnam VT Small Cap Value Fund -- Class IA Shares	66	18,198	(18,132)	92	27,590	(27,498)
Putnam VT Utilities Growth and Income Fund -- Class IA Shares	1,912,842	1,803,926	108,916	6,708	6,708	-
Putnam VT Voyager Fund -- Class IA Shares	1,226,963	1,037,282	189,681	887,991	684,135	203,856

S-24

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued

6.	Unit Values

  A summary of accumulation unit values and accumulation units outstanding for variable life contracts, expense ratios, excluding expenses of the underlying funds, investment income ratios and total returns for the period ended December 31, 2001, follows:

			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value		Select*Life Series 2000 Unit Value		(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Series 2000 Total Return
			2000	2001	2000	2001
Alger American Growth Portfolio
December 31, 2001	230,172	2,843,538	$16.19	$14.16	$16.63	$14.67	$44,996	0.0% to 0.8%	0.23%	-12.53%	-11.81%
Alger American Leveraged AllCap Portfolio
December 31, 2001	-	455,447	-	-	7.55	6.35	2,891	0.0%	0.00%	-	-15.93%
Alger American MidCap Growth Portfolio
December 31, 2001	109,647	813,139	17.93	16.63	18.43	17.23	15,831	0.0% to 0.8%	0.00%	-7.28%	-6.25%
Alger American Small Capitalization Portfolio
December 31, 2001	71,919	664,479	11.82	8.27	12.15	8.56	6.285	0.0% to 0.8%	0.05%	-30.08%	-29.51%
AIM VI Dent Demographic Trends Fund
December 31, 2001	-	802,345	-	-	7.88	5.36	4.304	0.0%	0.00%	-	-31.91%
Fidelity's VIP Equity-Income Portfolio -- IC Shares
December 31, 2001	891,044	2,495,703	44.04	41.52	27.13	25.78	101,346	0.0% to 0.8%	1.69%	-5.72%	-4.96%
Fidelity's VIP Growth Portfolio -- IC Shares
December 31, 2001	1,217,904	3,218,582	60.20	49.17	32.70	26.93	146,559	0.0% to 0.8%	0.08%	-18.31%	-17.65%
Fidelity's VIP High Income Portfolio -- IC Shares
December 31, 2001	246,997	986,526	23.46	20.54	12.67	11.19	16,110	0.0% to 0.8%	12.86%	-12.44%	-11.73%
Fidelity's VIP Money Market Portfolio -- IC Shares
December 31, 2001	336,275	2,960,883	19.15	19.79	14.47	15.08	51,300	0.0% to 0.8%	4.00%	3.35%	4.19%
Fidelity's VIP Overseas Portfolio -- IC Shares
December 31, 2001	256,014	550,747	25.48	19.93	18.17	14.32	12,989	0.0% to 0.8%	5.72%	-21.80%	-21.17%
Fidelity's VIP II Asset Manager Portfolio -- IC Shares
December 31, 2001	504,235	592,768	25.50	24.26	18.52	17.76	22,760	0.0% to 0.8%	4.43%	-4.86%	-4.09%
Fidelity's VIP II Contrafund Portfolio -- IC Shares
December 31, 2001	184,556	2,699,614	15.17	13.21	27.74	24.34	68,158	0.0% to 0.8%	0.78%	-12.95%	-12.24%
Fidelity's VIP II Index 500 Portfolio -- IC Shares
December 31, 2001	255,958	2,667,648	31.95	27.86	31.62	27.80	81,285	0.0% to 0.8%	1.12%	-12.81%	-12.10%
Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares
December 31, 2001	110,335	608,540	18.52	19.93	15.19	16.48	12,228	0.0% to 0.8%	4.34%	7.49%	8.46%
Golden American Trust
December 31, 2001	-	142,303	-	-	-	10.19	1,450	0.0%	3.33%	-	1.90%
Golden American Trust
December 31, 2001	-	21,692	-	-	-	7.82	170	0.0%	0.00%	-	-21.80%
Janus Aspen Series Aggressive Growth Portfolio
December 31, 2001	235,336	2,000,203	22.01	13.22	22.61	13.69	30,499	0.0% to 0.8%	0.00%	-39.94%	-39.45%
Janus Aspen Series Growth Portfolio
December 31, 2001	142,922	2,191,551	16.55	12.35	17.00	12.80	29,811	0.0% to 0.8%	0.07%	-25.34%	-24.73%
Janus Aspen Series International Growth Portfolio
December 31, 2001	95,020	1,306,295	16.82	12.81	17.29	13.27	18,555	0.0% to 0.8%	1.15%	-23.85%	-23.23%
Janus Aspen Series Worldwide Growth Portfolio
December 31, 2001	344.914	3,608,054	17.11	13.17	17.59	13.64	53,757	0.0% to 0.8%	0.50%	-23.06%	-22.44%

S-25

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued

6.	Unit Values, continued:

		Net Assets
Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value		Select*Life Series 2000 Unit Value		(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Series 2000 Total Return
		2000	2001	2000	2001
Neuberger Berman AMT Limited Maturity Bond Portfolio
December 31, 2001	22,435	571,340	$11.29	$12.18	$11.60	$12.62	$7,482	0.0% to 0.8%	4.77%	7.91%	8.78%
Neuberger Berman AMT Partners Portfolio
December 31, 2001	51,754	790,593	11.32	10.91	11.63	11.31	9,503	0.0% to 0.8%	0.36%	-3.61%	-2.83%
Neuberger Berman AMT Socially Responsive Portfolio
December 31, 2001	-	60,865	-	-	10.58	10.20	621	0.0%	0.00%	-	-3.58%
Pilgrim Variable Trust Growth Opportunities Portfolio
December 31, 2001	-	473,536	-	-	8.94	5.49	2,600	00%	0.00%	-	-38.56%
Pilgrim Variable Trust Growth + Value Portfolio
December 31, 2001	96,090	1,132,809	20.81	14.25	21.39	14.76	18.089	0.0% to 0.8%	0.00%	-31.54%	-30.99%
Pilgrim Variable Trust High Yield Bond Portfolio
December 31, 2001	5,495	130,091	8.71	8.70	8.95	9.01	1,220	0.0% to 0.8%	9.62%	-0.12%	0.69%
Pilgrim Variable Trust International Value Portfolio
December 31, 2001	43,288	439,714	17.86	15.65	18.35	16.21	7,806	0.0% to 0.8%	1.57%	-12.38%	-11.67%
Pilgrim Variable Trust MagnaCap Portfolio
December 31, 2001	-	55,290	-	-	10.16	9.10	503	0.0%	1.38%	-	-10.44%
Pilgrim Variable Trust MidCap Opportunities Portfolio
December 31, 2001	-	215,901	-	-	9.06	6.08	1,313	0.0%	0.00%	-	-32.92%
Pilgrim Variable Trust Research Enhanced Index Portfolio
December 31, 2001	5,285	182,379	9.48	8.25	13.52	11.87	2,208	0.0% to 0.8%	0.57%	-12.94%	-12.23%
Pilgrim Variable Trust SmallCap Opportunities Portfolio
December 31, 2001	80,386	775,725	28.97	20.36	45.83	32.47	26,824	0.0%	0.00%	-29.73%	-29.15%
OCC Accumulation Trust Equity Portfolio
December 31, 2001	28,645	339,236	13.19	12.17	13.56	12.61	4,625	0.0% to 0.8%	0.50%	-7.76%	-7.02%
OCC Accumulation Trust Global Equity Portfolio
December 31, 2001	16,193	104,513	13.90	11.88	14.28	12.31	1,479	0.0% to 0.8%	0.00%	-14.51%	-13.82%
OCC Accumulation Trust Managed Portfolio
December 31, 2001	55,127	608,572	12.22	11.53	12.56	11.94	7,904	0.0% to 0.8%	2.02%	-5.67%	-4.91%
OCC Accumulation Trust Small Cap Portfolio
December 31, 2001	59,463	711,549	12.85	13.80	13.20	14.30	10,997	0.0% to 0.8%	0.61%	7.46%	8.33%
Putnam VT Asia Pacific Growth Fund -- Class IA Shares
December 31, 2001	-	180,557	-	-	10.41	7.94	1.433	0.0%	0.00%	-	-23.76%
Putnam VT Diversified Income Fund -- Class IA Shares
December 31, 2001	2,862	87,212	13.16	13.55	13.35	13.86	1,248	0.0% to 0.8%	7.61%	2.99%	3.82%
Putnam VT Growth and Income Fund -- Class IA Shares
December 31, 2001	108,294	1,662,628	25.40	23.65	26.26	24.64	43.533	0.0% to 0.8%	1.63%	-6.92%	-6.16%
Putnam VT New Opportunities Fund -- Class IA Shares
December 31, 2001	-	1,916,546	-	-	28.49	19.95	38.232	0.0%	0.00%	-	-29.99%
Putnam VT Small Cap Value Fund -- Class IA Shares
December 31, 2001	-	108,916	-	-	-	11.01	1,199	0.0%	0.00%	-	10.07%
S-26

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued

6.	Unit Values, continued:

			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value		Select*Life Series 2000 Unit Value		(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Series 2000 Total Return
			2000	2001	2000	2001
Putnam VT Utilities Growth and Income Fund -- Class IA Shares
December 31, 2001	6,118	94,898	$24.10	$18.61	$24.39	$18.98	$1,915	0.0% to 0.8%	3.26%	-22.77%	-22.15%
Putnam VT Voyager Fund -- Class IA Shares
December 31, 2001	261,914	3,634,843	33.09	25.52	33.65	26.17	101,802	0.0% to 0.8%	0.11%	-22.87%	-22.24%

S-27

Independent Auditor's Report

Board of Directors
ReliaStar Life Insurance Company

  We have audited the accompanying statements of assets and liabilities of the ReliaStar SelectH Life Variable Account sub-accounts (Alger American Growth Portfolio, Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio, Alger American Small Capitalization Portfolio, AIM VI Dent Demographic Trends Fund, VIP Equity-Income Portfolio, VIP Growth Portfolio, VIP High Income Portfolio, VIP Money Market Portfolio, VIP Overseas Portfolio, VIP II Asset Manager Portfolio, VIP II Contrafund Portfolio, VIP II Index 500 Portfolio, VIP II Investment Grade Bond Portfolio, GCG Trust Fully Managed, GCG Trust Mid-Cap Growth Series, Aggressive Growth Portfolio, Growth Portfolio, International Growth Portfolio, Worldwide Growth Portfolio, AMT Limited Maturity Bond Portfolio, AMT Partners Portfolio, AMT Socially Responsive Portfolio, Pilgrim VP Growth Opportunities Portfolio, Pilgrim VP Growth + Value Portfolio, Pilgrim VP High Yield Bond Portfolio, Pilgrim VP International Value Portfolio, Pilgrim VP MagnaCap Portfolio, Pilgrim VP MidCap Opportunities Portfolio, Pilgrim VP Research Enhanced Index Portfolio, Pilgrim VP SmallCap Opportunities Portfolio, Equity Portfolio, Global Equity Portfolio, Managed Portfolio, Small Cap Portfolio, Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, Putnam VT Growth and Income Fund, Putnam VT New Opportunities Fund, Putnam VT Small Cap Value Fund, Putnam VT Utilities Growth and Income Fund, and Putnam VT Voyager Fund) as of December 31, 2001 and the related statements of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the management of ReliaStar Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations and changes in net assets for the year ended December 31, 1999, were audited by other auditors whose report dated February 11, 2000, expressed an unqualified opinion on those statements.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts constituting the SelectH Life Variable Account as of December 31, 2001, and the results of their operations and changes in net assets for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 15, 2002

S-28

INDEPENDENT AUDITORS' REPORT

Board of Directors ReliaStar Life Insurance Company

  We have audited the accompanying combined statement of operations and changes in net assets of ReliaStar SelectH Life Variable Account (including the sub-accounts which comprise the Account) for the year ended December 31, 1999. These financial statements are the responsibility of the management of ReliaStar Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of the respective sub-accounts constituting the ReliaStar SelectH Life Variable Account for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 11, 2000

S-29
FINANCIAL STATEMENTS
For the Period Ended June 30, 2002 and the Year Ended December 31, 2001

RELIASTAR LIFE INSURANCE COMPANY
SELECTH LIFE VARIABLE ACCOUNT

INDEX

Page
Statements of Assets and Liabilities	S-2
Statements of Operations	S-9
Statements of Changes in Net Assets	S-14
Notes to Financial Statements	S-21

S-1
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	Alger American Growth Portfolio	Alger American Leveraged AllCap Portfolio	Alger American MidCap Growth Portfolio	Alger American Small Capitalization Portfolio	AIM V.I. Dent Demographic Trends Fund - Series I Shares
The Alger American Fund:
Alger American Growth Portfolio	1,326,989	$51,279	$39,810	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	115,557	3,570	-	2,916	-	-	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-	-	16,205	-	-
Alger American Small Capitalization Portfolio	410,517	7,115	-	-	-	5,825	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	876,623	4,823	-	-	-	-	3,919
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-	-	-	-	-
The GCG Trust:
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-	-	-	-	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-	-	-	-	-
ING Income Shares
ING VP Bond Portfolio - Class R Shares	1,024	14	-	-	-	-	-
ING Partners:
Van Kampen Comstock Portfolio - Initial Class	2,571	26	-	-	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-	-	-	-	-
ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-	-	-	-	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-	-	-	-	-
ING Variable Products Trust:
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-	-	-	-	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-	-	-	-	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-	-	-	-	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-	-	-	-	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-	-	-	-	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-	-	-	-	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-	-	-	-	-
Janus Aspen Series:
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-	-	-	-	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-	-	-	-	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-	-	-	-	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	-	-	-	-	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	755,593	9,895	-	-	-	-	-
AMT Partners Portfolio	673,671	10,920	-	-	-	-	-
AMT Socially Responsive Portfolio	70,478	732	-	-	-	-	-
OCC Accumulation Trust:
Equity Portfolio	155,950	5,155	-	-	-	-	-
Global Equity Portfolio	137,788	1,824	-	-	-	-	-
Managed Portfolio	243,707	9,782	-	-	-	-	-
Small Cap Portfolio	505,127	14,487	-	-	-	-	-
Pioneer Variable Contract Trust:
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-	-	-	-	-
SmallCap Value VCT Portfolio - Class I	2,337	27
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	-	-	-	-	-
Total assets			$39,810	$2,916	$16,205	$5,825	$3,919
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			(4)	1	1	1	(1)
			$39,806	$2,917	$16,206	$5,826	$3,918
NET ASSETS:
Accumulation units			$39,806	$2,917	$16,206	$5,826	$3,918
Total net assets			$39,806	$2,917	$16,206	$5,826	$3,918
Accumulation units outstanding:
SelectH Life I			$225,681	-	118,912	66,206	-
SelectH Life Series 2000			$3,108,157	574,642	1,005,787	729,764	913,407
Accumulation unit values:
SelectH Life I			$11.51	$-	$13,91	$7.06	$-
SelectH Life Series 2000			$11.97	$5.08	$14.47	$7.34	$4,29
The accompanying notes are an integral part of the financial statements.
S-2

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
Fidelity's VIP Equity-Income Portfolio--- IC Shares	Fidelity's VIP Growth Portfolio -- IC Shares	Fidelity's VIP High Income Portfolio -- IC Shares	Fidelity's VIP Money Market Portfolio -- IC Shares	Fidelity's VIP Overseas Portfolio -- IC Shares	Fidelity's VIP II Asset Manager Portfolio -- IC Shares	Fidelity's VIP II Contrafund Portfolio -- IC Shares	Fidelity's VIP II Index 500 Portfolio -- IC Shares	Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares	GCG Trust Fully Managed Series --Class S Shares	GCG Trust Mid-Cap Growth Series -- Class S Shares	ING Income Shares VP Bond Portfolio Class R Shares

$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-

93,722	-	-	-	-	-	-	-	-	-	-	-
-	117,086	-	-	-	-	-	-	-	-	-	-
13,246
-	-	-	59,151	-	-	-	-	-	-	-	-
-	-	-	-	11,516	-	-	-	-	-	-	-

-	-	-	-	-	19,069	-	-	-	-	-	-
-	-	-	-	-	-	69,053	-	-	-	-	-
-	-	-	-	-	-	-	74,166	-	-	-	-
-	-	-	-	-	-	-	-	14,651	-	-	-

-	-	-	-	-	-	-	-	-	3,594	-	-
-	-	-	-	-	-	-	-	-	-	332	-

-	-	-	-	-	-	-	-	-	-	-	14

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
$93,722	$117,086	$13,246	$59,151	$11,516	$19,069	$69,053	$74,166	$14,651	$3,594	$332	$14

13	(5)	-	9	(11)	(1)	-	5	-	-	(1)	-
$93,735	$117,081	$13,246	$59,160	$11,505	$19,068	$69,053	$74,171	$14,651	$3,594	$331	$14

$93,735	$117,081	$13,246	$59,160	$11,505	$19,068	$69,053	$74,171	$14,651	$3,594	$331	$14
$93,735	$117,081	$13,246	$59,160	$11,505	$19,068	$69,053	$74,171	$14,651	$3,594	$331	$14

869,194	1,160,731	243,108	347,938	233,959	465,031	178,318	262,484	100,811	-	-	-
2,479,551	3,273,178	794,048	3,433,939	499,668	538,997	2,762,574	2,814,855	740,222	343,909	71,681	1,337

$38.82	$39.55	$19.56	$19.89	$19.35	$22.14	$13.05	$24.06	$20.48	$-	$-	$-
$24.20	$21.74	$10.69	$15.21	$13.96	$16.27	$24.15	$24.11	$17.00	$10.45	$4.62	$10.19
The accompanying notes are an integral part of the financial statements.
S-3

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	ING Partners Van Kampen Comstock Portfolio Initial Class	ING Partners UBS Tactical Asset Allocation Portfolio Initial Class	ING VP Index Plus LargeCap Portfolio Class R Shares	ING VP Index Plus MidCap Portfolio Class R Shares	ING VP Index Plus SmallCap Portfolio Class R Shares
The Alger American Fund:
Alger American Growth Portfolio	1,326,989	$51,279	$-	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	115,557	3,570	-	-	-	-	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-	-	-	-	-
Alger American Small Capitalization Portfolio	410,517	7,115	-	-	-	-	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	876,623	4,823	-	-	-	-	-
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-	-	-	-	-
The GCG Trust:
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-	-	-	-	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-	-	-	-	-
ING Income Shares
ING VP Bond Portfolio - Class R Shares	1,024	14	-	-	-	-	-
ING Partners:
Van Kampen Comstock Portfolio - Initial Class	2,571	26	24	-	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-	4	-	-	-
ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-	-	-	4	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-	-	-	-	17
ING Variable Products Trust:
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-	-	-	-	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-	-	-	-	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-	-	-	-	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-	-	-	-	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-	-	-	-	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-	-	-	-	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-	-	-	-	-
Janus Aspen Series:
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-	-	-	-	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-	-	-	-	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-	-	-	-	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	-	-	-	-	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	755,593	9,895	-	-	-	-	-
AMT Partners Portfolio	673,671	10,920
AMT Socially Responsive Portfolio	70,478	732	-	-	-	-	-
OCC Accumulation Trust:
Equity Portfolio	155,950	5,155	-	-	-	-	-
Global Equity Portfolio	137,788	1,824	-	-	-	-	-
Managed Portfolio	243,707	9,782	-	-	-	-	-
Small Cap Portfolio	505,127	14,487	-	-	-	-	-
Pioneer Variable Contract Trust:
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-	-	-	-	-
SmallCap Value VCT Portfolio - Class I	2,337	27	-	-	-	-	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	-	-	-	-	-
Total assets			$24	$4	$-	$4	$17
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			-	-	-	-	-
			$24	$4	$-	$4	$17,
NET ASSETS:
Accumulation units			$24	$4	$-	$4	$17
Total net assets			$24	$4	$-	$4	$17
Accumulation units outstanding:
SelectH Life I			-	-	-	-	-
SelectH Life Series 2000			2,571	468	-	432	1,912
Accumulation unit values:
SelectH Life I			$-	$-	$-	$-	$-
SelectH Life Series 2000			$9.20	$9.13	$9.20	$9.18	$9.14
The accompanying notes are an integral part of the financial statements.
S-4

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
ING VP Growth Opportunities Portfolio	ING VP Growth + Value Portfolio	ING VP High Yield Bond Portfolio	ING VP International Value Portfolio	ING VP MagnaCap Portfolio	ING VP MidCap Opportunities Portfolio	ING VP Research Enhanced Index Portfolio	ING VP SmallCap Opportunities Portfolio	Janus Aspen Series Aggressive Growth Portfolio	Janus Aspen Series Growth Portfolio	Janus Aspen Series International Growth Portfolio

$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

2,574	-	-	-	-	-	-	-	-	-	-
-	16,006	-	-	-	-	-	-	-	-	-
-	-	1,419	-	-	-	-	-	-	-	-
-	-	-	10,459	-	-	-	-	-	-	-
-	-	-	-	957	-	-	-	-	-	-
-	-	-	-	-	1,362	-	-	-	-	-
-	-	-	-	-	-	2,007	-	-	-	-
-	-	-	-	-	-	-	22,125	-	-	-

-	-	-	-	-	-	-	-	25,594	-	-
-	-	-	-	-	-	-	-	-	25,793	-
-	-	-	-	-	-	-	-	-	-	20,146
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
								-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
$2,574	$16,006	$1,419	$10,459	$957	$1,362	$2,007	$22,125	$25,594	$25,793	$20,146

-	2	30	2	(1)	-	(1)	(9)	(1)	(4)	(1)
$2,574	$16,008	$1,449	$10,461	$956	$1,362	$2.,006	$22,116	$25,593	$25,789	$20,145

$2,574	$16,008	$1,449	$10,461	$956	$1,362	$2,006	$22,116	$25,593	$25,789	$20,145
$2,574	$16,008	$1,449	$10,461	$956	$1,362	$2,006	$22,116	$25,593	$25,789	$20,145

-	95,278	7,145	48,332	-	-	5,005	85,183	231,981	139,579	88,979
564,625	1,238,782	157,752	609,807	115,508	258,994	190,286	870,640	2,091,400	2,253,344	1,639.839

$-	$11.57	$8.46	$15.33	$-	$-	$7.17	$14.95	$10.63	$10.39	$11.23
$4.56	$12.03	$8.80	$15.94	$8.28	$5.26	$10.36	$23.94	$11.06	$10.80	$11.68
The accompanying notes are an integral part of the financial statements.
S-5

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	Janus Aspen Series Worldwide Growth Portfolio	Neuberger Berman AMT Limited Maturity Bond Portfolio	Neuberger Berman AMT Partners Portfolio	Neuberger Berman AMT Socially Responsive Portfolio	OCC Accumulation Trust Equity Portfolio
The Alger American Fund:
Alger American Growth Portfolio	1,326,989	$51,279	$-	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	115,557	3,570	-	-	-	-	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-	-	-	-	-
Alger American Small Capitalization Portfolio	410,517	7,115	-	-	-	-	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	876,623	4,823	-	-	-	-	-
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-	-	-	-	-
The GCG Trust:
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-	-	-	-	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-	-	-	-	-
ING Income Shares
ING VP Bond Portfolio - Class R Shares	1,024	14	-	-	-	-	-
ING Partners:
Van Kampen Comstock Portfolio - Initial Class	2,571	26	-	-	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-	-	-	-	-
ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-	-	-	-	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-	-	-	-	-
ING Variable Products Trust:
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-	-	-	-	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-	-	-	-	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-	-	-	-	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-	-	-	-	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-	-	-	-	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-	-	-	-	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-	-	-	-	-
Janus Aspen Series:
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-	-	-	-	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-	-	-	-	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-	-	-	-	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	48,611	-	-	-	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	755,593	9,895	-	9,883	-	-	-
AMT Partners Portfolio	673,671	10,920	-	-	9,128
AMT Socially Responsive Portfolio	70,478	732	-	-	-	706	-
OCC Accumulation Trust:
Equity Portfolio	155,950	5,155	-	-	-	-	4,565
Global Equity Portfolio	137,788	1,824	-	-	-	-	-
Managed Portfolio	243,707	9,782	-	-	-	-	-
Small Cap Portfolio	505,127	14,487	-	-	-	-	-
Pioneer Variable Contract Trust:
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-	-	-	-	-
SmallCap Value VCT Portfolio - Class I	2,337	27	-	-	-	-	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	-	-	-	-	-
Total assets			$48,611	$9,883	$9,128	$706	$4,565
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			(3)	(1)	-	-	-
			$48,608	$9,882	$9,128	$706	$4,565
NET ASSETS:
Accumulation units			$48,608	$9,882	$9,128	$706	$4,565
Total net assets			$48,608	$9,882	$9,128	$706	$4,565
Accumulation units outstanding:
SelectH Life I			343,427	28,663	53,024	-	22,168
SelectH Life Series 2000			3,767,133	739,786	844,521	74,458	382,145
Accumulation unit values:
SelectH Life I			$11.41	$12.38	$9.80	$-	$10.88
SelectH Life Series 2000			$11.86	$12.88	$10.19	$9.48	$11.31
The accompanying notes are an integral part of the financial statements.
S-6

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
OCC Accumulation Trust Global Equity Portfolio	OCC Accumulation Trust Managed Portfolio	OCC Accumulation Trust Small Cap Portfolio	Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class 1	Pioneer Variable Contract Trust Small Cap Value VCT Portfolio	Putnam VT Asia Pacific Growth Fund Class IA Shares	Putnam VT Diversified Income Fund Class IA Shares	Putnam VT Growth and Income Fund Class IA Shares	Putnam VT New Opportunities Fund Class IA Shares	Putnam VT Small Cap Value Fund Class IA Shares	Putnam VT Utilities Growth and Income Fund Class IA Shares

$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-

-	-	-	-	-	-	-	-	-	-	-
1,669	-	-	-	-	-	-	-	-	-	-
-	8,849	-	-	-	-	-	-	-	-	-
-	-	13,760	-	-	-	-	-	-	-	-

-	-	-	57	-	-	-	-	-	-	-
-	-	-	-	27	-	-	-	-	-	-

-	-	-	-	-	1,396	-	-	-	-	-
-	-	-	-	-	-	1,174	-	-	-	-
-	-	-	-	-	-	-	40,415	-	-	-
-	-	-	-	-	-	-	-	30,695	-	-
-	-	-	-	-	-	-	-	-	2,984	-
-	-	-	-	-	-	-	-	-	-	1,525
-	-	-			-	-	-	-	-	-
$1,669	$8,849	$13,760	$57	$27	$1,396	$1,174	$40,415	$30,695	$2,984	$1,525

-	-	(1)	-	-	-	-	(1)	(12)	-	-
$1,669	$8,849	$13,759	$57	$27	$1,396	$1,174	$40,414	$30,683	$2,984	$1,525

$1,669	$8,849	$13,759	$57	$27	$1,396	$1,174	$40,414	$30,683	$2,984	$1,525
$1,669	$8,849	$13,759	$57	$27	$1,396	$1,174	$40,414	$30,683	$2,984	$1,525

16,643	58,651	76,641	-	-	-	2,679	109,553	-	-	5,766
129,802	748,078	896,179	6,194	2,832	168,155	80,879	1,697,473	1,949,867	263,107	89,431

$11.00	$10.58	$13.64	$-	$-	$-	$13.70	$21.43	$-	$-	$15.67
$11.44	$11.00	$14.19	$9.27	$9.38	$8.30	$14.07	$22.43	$15.74	$11.34	$16.05
The accompanying notes are an integral part of the financial statements.
S-7

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF ASSETS AND LIABILITIES June 30, 2002 (In Thousands, Except Shares and Unit Values) (Unaudited)
ASSETS:
Investments in mutual funds at market value:
	Shares	Cost	Putnam VT Voyager Fund Class IA Shares
The Alger American Fund:
Alger American Growth Portfolio	1,326,989	$51,279	$ -
Alger American Leveraged AllCap Portfolio	115,557	3,570	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-
Alger American Small Capitalization Portfolio	410,517	7,115	-
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund	876,623	4,823	-
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-
The GCG Trust:
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-
ING Income Shares
ING VP Bond Portfolio - Class R Shares	1,024	14	-
ING Partners:
Van Kampen Comstock Portfolio - Initial Class	2,571	26	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-
ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-
ING Variable Products Trust:
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-
Janus Aspen Series:
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	-
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	755,593	9,895	-
AMT Partners Portfolio	673,671	10,920
AMT Socially Responsive Portfolio	70,478	732	-
OCC Accumulation Trust:
Equity Portfolio	155,950	5,155	-
Global Equity Portfolio	137,788	1,824	-
Managed Portfolio	243,707	9,782	-
Small Cap Portfolio	505,127	14,487	-
Pioneer Variable Contract Trust:
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-
SmallCap Value VCT Portfolio - Class I	2,337	27	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	85,534
Total assets			$8,534
LIABILITIES:
Payable to (from) ReliaStar Life Insurance Company			3
			$85,537
NET ASSETS:
Accumulation units			$85,537
Total net assets			$85,537
Accumulation units outstanding:
SelectH Life I			262,521
SelectH Life Series 2000			3,663,535
Accumulation unit values:
SelectH Life I			$21.21
SelectH Life Series 2000			$21.83
The accompanying notes are an integral part of the financial statements.
S-8
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	Alger American Growth Portfolio			Alger American Leveraged AllCap Portfolio			Alger American MidCap Growth Portfolio			Alger American Small Capitalization Portfolio			AIM V.I. Dent Demographic Trends Fund
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$16	$99	$-	$-	$-	$-	$-	$-	$-	$-	$3	$-	$-	$-	$-
Expenses:
Mortality and expense risk	(163)	(328)	(353)	(10)	(6)	(5)	(58)	(98)	(68)	(23)	(45)	(60)	(14)	(27)	(10)

Net investment income (loss)	(147)	(229)	(353)	(10)	(16)	(5)	(58)	(98)	(68)	(23)	(42)	(60)	(14)	(27)	(10)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(6,593)	(10,440)	1,644	(631)	(162)	(3)	(860)	(6,369)	859	43	(3,774)	(2,148)	(1,547)	(679)	-
Realized gain distributions	-	5,364	5,677	-	72	8	-	5,382	925	-	-	2,614	-	-	-

Realized gain (loss)	(6,593)	(5,076)	7,321	(631)	(90)	5	(860)	(987)	$1,784	43	(3,774)	466	(1,547)	(679)	-

Change in unrealized appreciation (depreciation) during the period	(2,160)	(228)	(14,672)	(36)	(219)	(399)	(2,053)	87	(1,604)	(1,088)	1,654	(3,137)	600	(738)	(766)

Net increase (decrease) in net assets from operations	$(8,900)	$(5,533)	$(7,704)	$(677)	$(325)	$(399)	$(2,971)	$(998)	$112	$(1,068)	$(2,162)	$(2,731)	$(961)	$(1,444)	$(776)
S-9
	Fidelity's VIP Equity-Income Portfolio -- IC Shares			Fidelity's VIP Growth Portfolio -- IC Shares			Fidelity's VIP High Income Portfolio -- IC Shares			Fidelity's VIP Money Market Portfolio -- IC Shares			Fidelity's VIP Overseas Portfolio -- IC Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$1,573	$1,681	$1,656	$305	$124	$226	$1,422	$1,916	$1,313	$492	$1,874	$2,154	$92	$916	$393
Expenses:
Mortality and expense risk	(407)	(830)	(801)	(562)	(1,296)	(1,732)	(55)	(120)	(149)	(200)	(359)	(290)	(52)	(137)	(214)

Net investment income (loss)	1,166	851	855	(257)	(1,172)	(1,506)	1,367	1,796	1,164	292	1,515	1,864	40	779	179
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(642)	298	6,631	1,081	3,712	6,878	(2,415)	(3,072)	(494)	-	-	-	(553)	(699)	1,060
Realized gain distributions	2,142	4,723	6,237	-	11,703	22,462	-	-	-	-	-	-	-	1,447	2,475
										-
Realized gain (loss)	1,500	5,021	12,868	1,081	15,415	29,340	(2,415)	(3,072)	(494)	-	-	-	(553)	748	3,535

Change in unrealized appreciation (depreciation) during the period	(9,321)	(11,744)	(6,727)	(29,452)	(47,409)	(51,728)	433	(544)	(5,091)	-	(1)	1	154	(5,631)	(9,029)

Net increase (decrease) in net assets from operations	$(6,655)	$(5,872)	$6,996	$(28,628)	$(33,166)	$(23,894)	$(615)	$(1,820)	$(4,421)	$292	$1,514	$1,865	$(359)	$(4,104)	$(5,315)
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	Fidelity's VIP II Asset Manager Portfolio -- IC Shares			Fidelity's VIP II Contrafund Portfolio -- IC Shares			Fidelity's VIP II Index 500 Portfolio -- IC Shares			Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares			GCG Trust Fully Managed Series
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$819	$1,092	$1,071	$544	$529	$260	$945	$891	845	$499	$431	$440	$-	$28	$-
Expenses:
Mortality and expense risk	(88)	(208)	(260)	(288)	(564)	(642)	(309)	(631)	(708)	(48)	(76)	(55)	(8)	(3)	-

Net investment income (loss)	731	884	811	256	(35)	(382)	636	260	137	451	355	385	(8)	25	-
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(267)	(135)	694	(362)	(197)	6,917	1,204	885	3,117	152	2	(28)	(11)	(2)	-
Realized gain distributions	-	410	2,524	-	1,866	9,444	-	-	369	-	-	-	-	29

Realized gain (loss)	(267)	275	3,218	(362)	1,669	16,361	1,204	885	3,486	152	2	(28)	(11)	27	-

Change in unrealized appreciation (depreciation) during the period	(2,326)	(2,541)	(5,473)	(732)	(11,269)	(21,649)	(13,352)	(12,099)	(12,639)	(237)	326	318	(1)	(32)	-

Net increase (decrease) in net assets from operations	$(1,862)	$(1,382)	$(1,444)	$(838)	$(9,635)	$(5,670)	$(11,512)	$(10,954)	$(9,016)	$366	$683	$675	$(20)	20	$-
S-10
	GCG Trust Mid-Cap Growth Series			ING Income Shares VP Bond Portfolio Class R Shares			ING Partners Van Kampen Comstock Portfolio Initial Class			ING Partners UBS Tactical Asset Allocation Portfolio Initial Class			ING VP Index Plus LargeCap Portfolio Class R Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Expenses:
Mortality and expense risk	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Net investment income (loss)	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(20)	(4)	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gain distributions	-	1

Realized gain (loss)	(2)	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-

Change in unrealized appreciation (depreciation) during the period	(133)	9	-	-	-	-	(2)	-	-	(1)	-	-	-	-	-

Net increase (decrease) in net assets from operations	$(154)	$6	$-	$-	$-	$-	$(2)	$-	$-	$(1)	$-	$-	$-	$-	$-
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	ING VP Index Plus MidCap Portfolio Class R Shares			ING VP Index Plus Small Cap Portfolio Class R Shares			ING VP Growth Opportunities Portfolio Class R Shares			ING VP Growth + Value Portfolio Class R Shares			ING VP High Yield Bond Portfolio Class R Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$-	$-	$-	$-	$-	$-	$-	$-	$3	$-	$-	$-	$61	$108	$84
Expenses:
Mortality and expense risk	-	-	-	-	-	-	(9)	(14)	(4)	(62)	(125)	(115)	(5)	(9)	(7)

Net investment income (loss)	-	-	-	-	-	-	(9)	(14)	(1)	(62)	(125)	(115)	56	99	77
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	-	-	-	-	-	-	(917)	(276)	(1)	(7,396)	(1,336)	(218)	(120)	(188)	(34)
Realized gain distributions							-	-	-	-	50	2,816	-	-	-

Realized gain (loss)	-	-	-	-	-	-	(917)	(276)	(1)	(7,396)	(1,286)	2,598	(120)	(188)	(34)

Change in unrealized appreciation (depreciation) during the period	-	-	-	(1)	-	-	425	(596)	(272)	3,887	(4,812)	(6,511)	21	74	(158)

Net increase (decrease) in net assets from operations	$-	$-	$-	$(1)	$-	$-	$(501)	$(886)	$(274)	$(3,571)	$(6,223)	$(4,028)	$(43)	$(15)	$(115)
S-11
	ING VP International Value Portfolio Class R Shares			ING VP MagnaCap Portfolio Class R Shares			ING VP MidCap Opportunities Portfolio Class R Shares			ING VP Research Enhanced Index Portfolio Class R Shares			ING VP SmallCap Opportunities Portfolio Class R Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$26	$109	$97	$1	$4	$-	$-	$-	$-	$2	$12	$9	$-	$-	$-
Expenses:
Mortality and expense risk	(33)	(51)	(39)	(2)	(1)	-	(4)	(4)	(1)	(9)	(17)	(17)	(92)	(191)	(188)

Net investment income (loss)	(7)	58	58	(1)	3	-	(4)	(4)	(1)	(7)	(5)	(8)	(92)	(191)	(188)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(1,058)	(188)	122	(26)	(7)	-	(204)	(107)	(6)	(179)	(76)	(64)	(2,654)	(445)	425
Realized gain distributions	-	231	1,020	-	-	-	-	-	-	-	-	-	-	63	2,681

Realized gain (loss)	(1,058)	43	1,142	(26)	(7)	-	(204)	(107)	(6)	(179)	(76)	(64)	(2,654)	(382)	3,106

Change in unrealized appreciation (depreciation) during the period	876	(858)	(883)	(66)	(14)	(1)	2	(109)	(27)	(117)	(204)	(260)	(4,829)	(8,302)	(4,345)

Net increase (decrease) in net assets from operations	$(189)	$(757)	$317	$(93)	$(18)	$(1)	$(206)	$(220)	$(34)	$(303)	$(285)	$(332)	$(7,575)	$(8,875)	$(1,427)
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	Janus Aspen Series Aggressive Growth Portfolio			Janus Aspen Series Growth Portfolio			Janus Aspen Series International Growth Portfolio			Janus Aspen Series Worldwide Growth Portfolio			Neuberger Berman AMT Limited Maturity Bond Portfolio
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$-	$-	$2,456	$-	$21	$817	$85	$207	$318	$196	$274	$1,226	$406	$277	$208
Expenses:
Mortality and expense risk	(98)	(231)	(343)	(106)	(229)	(259)	(72)	(137)	(149)	(202)	(431)	(520)	(30)	(41)	(28)

Net investment income (loss)	(98)	(231)	2,113	(106)	(208)	558	13	70	169	(6)	(157)	706	376	236	180
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(18,953)	(1,458)	2,604	(5,177)	(525)	48	(856)	(9,178)	4,698	(11,389)	(6,930)	11,165	34	(15)	(59)
Realized gain distributions	-	-	2,547	-	61	1,925	-	-	612	-	-	3,979	-	-	-

Realized gain (loss)	(18,953)	(1,458)	5,151	(5,177)	(464)	1,973	(856)	(9,178)	5,310	(11,389)	(6,930)	15,144	34	(15)	(59)

Change in unrealized appreciation (depreciation) during the period	12,946	(15,612)	(26,058)	410	(8,582)	(8,901)	(956)	4,758	(8,683)	3,980	(7,615)	(27,191)	(255)	187	97

Net increase (decrease) in net assets from operations	$(6,105)	$(17,301)	$(18,794)	$(4,873)	$(9,254)	$(6,370)	$(1,799)	$(4,350)	$(3,204)	$(7,415)	$(14,702)	$(11,341)	$155	$408	$218
S-12
	Neuberger Berman AMT Partners Portfolio			Neuberger Berman AMT Socially Responsive Portfolio			OCC Accumulation Trust Equity Portfolio			OCC Accumulation Trust Global Equity Portfolio			OCC Accumulation Trust Managed Portfolio
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$45	$34	$68	$-	$-	$-	$36	$18	$15	$7	$-	$12	$145	$139	$71
Expenses:
Mortality and expense risk	(40)	(76)	(75)	(2)	(2)	(1)	(16)	(27)	(16)	(6)	(13)	(11)	(33)	(55)	(44)

Net investment income (loss)	5	(42)	(7)	(2)	(2)	(1)	20	(9)	(1)	1	(13)	1	112	84	27
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(311)	(290)	(335)	(23)	(5)	-	(151)	(64)	(46)	(138)	(159)	-	(172)	56	(189)
Realized gain distributions	-	327	1,442	-	-	-	36	17	193	-	17	141	-	-	394

Realized gain (loss)	(311)	37	1,107	(23)	(5)	-	(115)	(47)	147	(138)	(142)	141	(172)	56	205

Change in unrealized appreciation (depreciation) during the period	(754)	(330)	(1,093)	(28)	(3)	2	(426)	(255)	91	22	(72)	(55)	(724)	(546)	230

Net increase (decrease) in net assets from operations	$(1,060)	$(335)	$7	$(53)	$(10)	$1	$(521)	$(311)	$237	$(115)	$(227)	$87	$(784)	$(406)	$462
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF OPERATIONS For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	OCC Accumulation Trust Small Cap Portfolio			Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class I			Pioneer Variable Contract Trust Small Cap Value VCT Portfolio Class I			Putnam VT Asia Pacific Growth Fund Class IA Shares			Putnam VT Diversified Income Fund Class IA Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$8	$51	$22	$-	$-	$-	$-	$-	$-	$13	$-	$144	$107	$101	$128
Expenses:
Mortality and expense risk	(47)	(64)	(36)	-	-	-	-	-	-	(7)	(15)	(30)	(5)	(12)	(14)

Net investment income (loss)	(39)	(13)	(14)	-	-	-	-	-	-	6	(15)	114	102	89	114
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	601	176	165	-	-	-	-	-	-	(106)	(245)	77	(32)	(61)	(46)
Realized gain distributions	1,651	459	-	2	-	-	-	-	-	-	495	-	-	-	-

Realized gain (loss)	2,252	635	165	2	-	-	-	-	-	(106)	250	77	(32)	(61)	(46)

Change in unrealized appreciation (depreciation) during the period	(2,493)	256	1,599	(6)	-	-	-	-	-	156	(749)	(2,129)	(56)	12	(80)

Net increase (decrease) in net assets from operations	$(280)	$878	$1,750	$(4)	$-	$-	$-	$-	$-	$56	$(514)	$(1,938)	$14	$40	$(12)
S-13
	Putnam VT Growth and Income Fund Class IA Shares			Putnam VT New Opportunities Fund Class IA Shares			Putnam VT Small Cap Value Fund Class IA Shares			Putnam VT Utilities Growth and Income Fund Class IA Shares			Putnam VT Voyager Fund Class IA Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:
Dividends	$683	$704	$696	$-	$-	$-	$7	$-	$-	$57	$77	$92	$750	$122	$43
Expenses:
Mortality and expense risk	(178)	(362)	(333)	(147)	(341)	(555)	(8)	(3)	-	(8)	(21)	(25)	(407)	(913)	(1,236)

Net investment income (loss)	505	342	363	(147)	(341)	(555)	(1)	(3)	-	49	56	67	343	(791)	(1,193)
Realized gains (losses) on
Investments:
Realized gain (loss) on sales of fund shares	(1,149)	(1,350)	573	(719)	(345)	978	108	41	-	(43)	(31)	100	(1,729)	(728)	3,667
Realized gain distributions	227	491	3,276	-	7,535	4,868	24	-	-	-	131	163	-	24,923	18,112

Realized gain (loss)	(922)	(859)	3,849	(719)	7,190	5,846	132	41	-	(43)	100	263	(1,729)	24,195	21,779

Change in unrealized appreciation (depreciation) during the period	(3,766)	(2,653)	(1,155)	(7,480)	(22,537)	(23,233)	(174)	62	-	(300)	(778)	101	(16,061)	(52,546)	(46,020)

Net increase (decrease) in net assets from operations	$(4,183)	$(3,170)	$3,057	$(8,346)	$(15,688)	$(17,942)	$(43)	$100	$-	$(294)	$(622)	$431	$(17,447)	$(29,142)	$(25,434)
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	Alger American Growth Portfolio			Alger American Leveraged AllCap Portfolio			Alger American MidCap Growth Portfolio			Alger American Small Capitalization Portfolio
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(147)	$(229)	$(353)	$(10)	$(16)	$(5)	$(58)	$(98)	$(68)	$(23)	$(42)	$(60)
Realized gains (losses)	(6,593)	(5,076)	7,321	(631)	(90)	5	(860)	(987)	1,784	43	(3,774)	466
Unrealized appreciation (depreciation) during the
period	(2,160)	(228)	(14,672)	(36)	(219)	(399)	(2,053)	87	(1,604)	(1,088)	1,654	(3,137)

Net increase (decrease) in net assets from operations	(8,900)	(5,533)	(7,704)	(677)	(325)	(399)	(2,971)	(998)	112	(1,068)	(2,162)	(2,731)

Contract transactions:
Net premium payments	6,211	13,082	14,594	572	1,227	463	2,375	3,966	2,577	935	2,198	2,710
Surrenders	(727)	(1,269)	(770)	(36)	(22)	-	(215)	(362)	(112)	(127)	(155)	(102)
Transfers between sub-accounts (including fixed
account), net	666	712	3,527	366	662	1,622	2,138	3,444	4,739	148	(114)	1,468
Policy loans	(90)	(234)	(438)	(7)	(1)	6	(56)	(107)	(48)	(4)	(32)	(41)
Loan collateral interest	31	47	27	-	1	-	8	14	4	5	5	3
Death benefits	(55)	(22)	(47)	(4)	-	-	(6)	(259)	(7)	(2)	(9)	(12)
Contract charges	(2,296)	(4,338)	(3,262)	(188)	(292)	(51)	(898)	(1,419)	(690)	(346)	(659)	(564)

Net increase (decrease) in net assets from contract
transactions	3,740	7,978	13,631	703	1,575	2,040	3,346	5,277	6,463	609	1,234	3,462

Total increase (decrease) in net assets	(5,160)	2,445	5,927	26	1,250	1,641	375	4,279	6,575	(459)	(928)	731

Net assets at beginning of year	44,966	42,521	36,594	2,891	1,641	-	15,831	11,552	4,977	6,285	7,213	6,482

Net assets at end of period	$39,806	$44,966	$42,521	$2,917	$2,891	$1,641	$16,206	$15,831	$11,552	$5,826	$6,285	$7,213
S-14
	AIM V.I. Dent Demographic Trends Fund			Fidelity's VIP Equity-Income Portfolio - IC Shares			Fidelity's VIP Growth Portfolio - IC Shares			Fidelity's VIP High Income Portfolio - IC Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(14)	$(27)	$(10)	$1,166	$851	$855	$(257)	$(1,172)	$(1,506)	$1,367	$1,796	$1,164
Realized gains (losses)	(1,547)	(679)	-	1,500	5,021	12,868	1,081	15,415	29,340	(2,415)	(3,072)	(494)
Unrealized appreciation (depreciation) during the
period	600	(738)	(766)	(9,321)	(11,744)	(6,727)	(29,452)	(47,409)	(51,728)	433	(544)	(5,091)

Net increase (decrease) in net assets from operations	(961)	(1,444)	(776)	(6,655)	(5,872)	6,996	(28,628)	(33,166)	(23,894)	(615)	(1,820)	(4,421)

Contract transactions:
Net premium payments	1,002	2,242	1,070	6,116	11,756	12,023	9,118	18,916	21,389	1,257	2,557	3,200
Surrenders	(51)	(52)	(1)	(2,028)	(4,280)	(3,373)	(3,046)	(6,831)	(6,480)	(224)	(689)	(592)
Transfers between sub-accounts (including fixed
account), net	(56)	576	3,368	(1,304)	6,382	(8,160)	(1,425)	(1,736)	(3,433)	(2,635)	2,536	(2,263)
Policy loans	(10)	(9)	(7)	(433)	(1,336)	(1,432)	(869)	(1,980)	(4,275)	(54)	(127)	(281)
Loan collateral interest	1	2	-	140	256	205	248	455	347	29	49	41
Death benefits	(4)	(1)	-	(84)	(498)	(142)	(124)	(259)	(492)	(45)	(19)	(51)
Contract charges	(307)	(557)	(107)	(3,363)	(6,070)	(4,701)	(4,752)	(9,443)	(9,339)	(577)	(1,098)	(1,053)

Net increase (decrease) in net assets from contract
transactions	575	2,201	4,323	(956)	6,210	(5,580)	(850)	(878)	(2,283)	(2,249)	3,209	(999)

Total increase (decrease) in net assets	(386)	757	3,547	(7,611)	338	1,416	(29,478)	(34,044)	(26,177)	(2,864)	1,389	(5,420)

Net assets at beginning of year	4,304	3,547	-	101,346	101,008	99,592	146,559	180,603	206,780	16,110	14,721	20,141

Net assets at end of period	$3,918	$4,304	$3,547	$93,735	$101,346	$101,008	$117,081	$146,559	$180,603	$13,246	$16,110	$14,721
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	Fidelity's VIP Money Market Portfolio - IC Shares			Fidelity's VIP Overseas Portfolio - IC Shares			Fidelity's VIP II Asset Manager Portfolio - IC Shares			Fidelity's VIP II Contrafund Portfolio -- IC Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$292	$1,515	$1,864	$40	$779	$179	$731	$884	$811	$256	$(35)	$(382)
Realized gains (losses)	-	-	-	(553)	748	3,535	(267)	275	3,218	(362)	1,669	16,361
Unrealized appreciation (depreciation) during the
period	-	(1)	1	154	(5,631)	(9,029)	(2,326)	(2,541)	(5,473)	(732)	(11,269)	(21,649)

Net increase (decrease) in net assets from operations	292	1,514	1,865	(359)	(4,104)	(5,315)	(1,862)	(1,382)	(1,444)	(838)	(9,635)	(5,670)

Contract transactions:
Net premium payments	20,537	52,297	77,091	15	(2)	4	(2)	(14)	-	6,591	14,366	16,473
Surrenders	(1,342)	(1,685)	(1,315)	(316)	(851)	(873)	(488)	(1,210)	(1,136)	(1,407)	(2,977)	(2,097)
Transfers between sub-accounts (including fixed
account), net	(8,615)	(37,594)	(62,827)	(358)	(842)	(1,926)	(515)	(536)	(2,195)	(245)	(601)	(5,489)
Policy loans	(340)	(1,270)	(1,267)	(81)	(315)	(502)	(156)	(381)	(454)	(251)	(626)	(841)
Loan collateral interest	121	173	140	-	-	-	-	-	-	38	70	40
Death benefits	(63)	(352)	(78)	(46)	(21)	(105)	(64)	(69)	(57)	(42)	(80)	(67)
Contract charges	(2,730)	(4,954)	(3,706)	(339)	(801)	(1,027)	(605)	(1,298)	(1,399)	(2,951)	(5,493)	(4,763)

Net increase (decrease) in net assets from contract
transactions	7,568	6,615	8,038	(1,125)	(2,832)	(4,429)	(1,830)	(3,508)	(5,241)	1,733	4,659	3,256

Total increase (decrease) in net assets	7,860	8,129	9,903	(1,484)	(6,936)	(9,744)	(3,692)	(4,890)	(6,685)	895	(4,976)	(2,414)

Net assets at beginning of year	51,300	43,171	33,268	12,989	19,925	29,669	22,760	27,650	34,335	68,158	73,134	75,548

Net assets at end of period	$59,160	$51,300	$43,171	$11,505	$12,989	$19,925	$19,068	$22,760	$27,650	$69,053	$68,158	$73,134
S-15
	Fidelity's VIP II Index 500 Portfolio - IC Shares			Fidelity's VIP II Investment Grade Bond Portfolio - IC Shares			GCG Trust Fully Managed Series			GCG Trust Mid-Cap Growth Series
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$636	$260	$137	$451	$355	$385	$(8)	$25	$-	$(1)	$-	$-
Realized gains (losses)	1,204	885	3,486	152	2	(28)	(11)	27	-	(20)	(3)	-
Unrealized appreciation (depreciation) during the
period	(13,352)	(12,099)	(12,639)	(237)	326	318	(1)	(32)	-	(133)	9	-

Net increase (decrease) in net assets from operations	(11,512)	(10,954)	(9,016)	366	683	675	(20)	20	-	(154)	6	-

Contract transactions:
Net premium payments	9,687	20,658	21,680	1,361	2,038	1,378	509	217	-	87	52	-
Surrenders	(2,199)	(3,642)	(2,072)	(174)	(360)	(200)	(33)	(1)	-	(1)	-	-
Transfers between sub-accounts (including fixed
account), net	1,116	876	(4,931)	1,516	3,263	16	1,841	1,268	-	252	118	-
Policy loans	(216)	(489)	(1,492)	(47)	(316)	(69)	1	-	-	(1)	-	-
Loan collateral interest	92	124	67	19	15	9	2	-	-	-	-	-
Death benefits	(62)	(105)	(83)	(11)	(7)	(12)	-	(1)	-	-	-	-
Contract charges	(4,020)	(7,612)	(6,312)	(607)	(846)	(429)	(156)	(53)	-	(22)	(6)	-

Net increase (decrease) in net assets from contract
transactions	4,398	9,810	6,857	2,057	3,787	693	2,164	1,430	-	315	164	-

Total increase (decrease) in net assets	(7,114)	(1,144)	(2,159)	2,423	4,470	1,368	2,144	1,450	-	161	170	-

Net assets at beginning of year	81,285	82,429	84,588	12,228	7,758	6,390	1,450	-	-	170	-	-

Net assets at end of period	$74,171	$81,285	$82,429	$14,651	$12,228	$7,758	$3,594	$1,450	$-	$331	$170	$-
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	ING Income Shares VP Bond Portfolio Class R Shares			ING Partners Van Kampen Comstock Portfolio Initial Class			ING Partners UBS Tactical Asset Allocation Portfolio Initial Class			ING VP Index Plus LargeCap Portfolio Class R Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Realized gains (losses)	-	-	-	-	-	-	-	-	-	-	-	-
Unrealized appreciation (depreciation) during the
period	-	-	-	(2)	-	-	(1)	-	-	-	-	-

Net increase (decrease) in net assets from operations	-	-	-	(2)	-	-	(1)	-	-	-	-	-

Contract transactions:
Net premium payments	1	-	-	5	-	-	-	-	-	-	-	-
Surrenders	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between sub-accounts (including fixed
account), net	13	-	-	21	-	-	5	-	-	-	-	-
Policy loans	-	-	-	-	-	-	-	-	-	-	-	-
Loan collateral interest	-	-	-	-	-	-	-	-	-	-	-	-
Death benefits	-	-	-	-	-	-	-	-	-	-	-	-
Contract charges	-	-	-	-	-	-	-	-	-	-	-	-

Net increase (decrease) in net assets from contract
transactions	14	-	-	26	-	-	5	-	-	-	-	-

Total increase (decrease) in net assets	14	-	-	24	-	-	4	-	-	-	-	-

Net assets at beginning of year	-	-	-	-	-	-	-	-	-	-	-	-

Net assets at end of period	$14	$-	$-	$24	$-	$-	$4	$-	$-	$-	$-	$-
S-16
	ING VP Index Plus MidCap Portfolio Class R Shares			ING VP Index Plus Small Cap Portfolio Class R Shares			ING VP Growth Opportunities Portfolio Class R Shares			ING VP Growth + Value Portfolio Class R Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$-	$-	$-	$-	$(9)	$(14)	$(1)	$(62)	$(125)	$(115)
Realized gains (losses)	-	-	-	-	-	-	(917)	(276)	(1)	(7,396)	(1,286)	2,598
Unrealized appreciation (depreciation) during the
period	-	-	-	(1)	-	-	425	(596)	(272)	3,887	(4,812)	(6,511)

Net increase (decrease) in net assets from operations	-	-	-	(1)	-	-	(501)	(886)	(274)	(3,571)	(6,223)	(4,028)

Contract transactions:
Net premium payments	-	-	-	2	-	-	732	1,557	528	3,213	6,843	5,190
Surrenders	-	-	-	-	-	-	(34)	(21)	(1)	(250)	(363)	(113)
Transfers between sub-accounts (including fixed
account), net	4	-	-	16	-	-	18	725	1,431	(407)	2,114	11,000
Policy loans	-	-	-	-	-	-	(1)	(7)	(2)	(21)	91	(248)
Loan collateral interest	-	-	-	-	-	-	-	-	-	15	23	10
Death benefits	-	-	-	-	-	-	(4)	-	-	(9)	(35)	(46)
Contract charges	-	-	-	-	-	-	(236)	(379)	(71)	(1,051)	(1,911)	(991)

Net increase (decrease) in net assets from contract
transactions	4	-	-	18	-	-	475	1,875	1,885	1,490	6,762	14,802

Total increase (decrease) in net assets	4	-	-	17	-	-	(26)	989	1,611	(2,081)	539	10,774

Net assets at beginning of year	-	-	-	-	-	-	2,600	1,611	-	18,089	17,550	6,776

Net assets at end of period	$4	$-	$-	$17	$-	$-	$2,574	$2,600	$1,611	$16,008	$18,089	$17,550
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	ING VP High Yield Bond Portfolio Class R Shares			ING VP International Portfolio Class R Shares			ING VP MagnaCap Portfolio Class R Shares			ING VP MidCap Opportunities Portfolio Class R Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$56	$99	$77	$(7)	$58	$58	$(1)	$3	$-	$(4)	$(4)	$(1)
Realized gains (losses)	(120)	(188)	(34)	(1,058)	43	1,142	(26)	(7)	-	(204)	(107)	(6)
Unrealized appreciation (depreciation) during the
period	21	74	(158)	876	(858)	(883)	(66)	(14)	(1)	2	(109)	(27)

Net increase (decrease) in net assets from operations	(43)	(15)	(115)	(189)	(757)	317	(93)	(18)	(1)	(206)	(220)	(34)

Contract transactions:
Net premium payments	276	368	356	1,402	1,909	1,589	229	247	36	357	517	133
Surrenders	(22)	(36)	(9)	(52)	(201)	(50)	(3)	(6)	-	(18)	(12)	-
Transfers between sub-accounts (including fixed
account), net	132	147	(19)	1,958	1,488	700	388	208	108	34	774	331
Policy loans	(6)	9	-	(18)	(39)	(36)	(1)	-	-	(6)	(7)	5
Loan collateral interest	-	1	-	6	8	5	-	-	-	-	-	-
Death benefits	(2)	(4)	(3)	(5)	(14)	(15)	-	-	-	(1)	-	-
Contract charges	(106)	(148)	(75)	(447)	(601)	(334)	(67)	(63)	(8)	(111)	(156)	(18)

Net increase (decrease) in net assets from contract
transactions	272	337	250	2,844	2,550	1,859	546	386	136	255	1,116	451

Total increase (decrease) in net assets	229	322	135	2,655	1,793	2,176	453	368	135	49	896	417

Net assets at beginning of year	1,220	898	763	7,806	6,013	3,837	503	135	-	1,313	417	-

Net assets at end of period	$1,449	$1,220	$898	$10,461	$7,806	$6,013	$956	$503	$135	$1,362	$1,313	$417
S-17
	ING VP Research Enhanced Index Portfolio Class R Shares			ING VP SmallCap Opportunities Portfolio Class R Shares			Janus Aspen Series Aggressive Growth Portfolio			Janus Aspen Series Growth Portfolio
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(7)	$(5)	$(8)	$(92)	$(191)	$(188)	$(98)	$(231)	$2,113	$(106)	$(208)	$558
Realized gains (losses)	(179)	(76)	(64)	(2,654)	(382)	3,106	(18,953)	(1,458)	5,151	(5,177)	(464)	1,973
Unrealized appreciation (depreciation) during the
period	(117)	(204)	(260)	(4,829)	(8,302)	(4,345)	12,946	(15,612)	(26,058)	410	(8,582)	(8,901)

Net increase (decrease) in net assets from operations	(303)	(285)	(332)	(7,575)	(8,875)	(1,427)	(6,105)	(17,301)	(18,794)	(4,873)	(9,254)	(6,370)

Contract transactions:
Net premium payments	310	601	717	3,923	7,578	6,757	5,438	13,259	14,541	4,088	10,025	11,099
Surrenders	(52)	(56)	(17)	(281)	(559)	(374)	(610)	(928)	(859)	(432)	(863)	(388)
Transfers between sub-accounts (including fixed
account), net	(44)	(14)	54	713	3,454	14,176	(1,718)	(18)	22,328	(1,159)	(749)	13,751
Policy loans	(5)	(15)	(22)	(181)	(166)	(205)	(63)	(126)	(572)	(39)	47	(246)
Loan collateral interest	2	3	2	11	15	6	34	65	43	12	36	19
Death benefits	-	-	-	(21)	(30)	(2)	(30)	(46)	(23)	(47)	(314)	(15)
Contract charges	(110)	(207)	(171)	(1,297)	(2,429)	(1,475)	(1,852)	(3,899)	(3,312)	(1,572)	(3,195)	(2,442)

Net increase (decrease) in net assets from contract
transactions	101	312	563	2,867	7,863	18,883	1,199	8,307	32,146	851	4,987	21,778

Total increase (decrease) in net assets	(202)	27	231	(4,708)	(1,012)	17,456	(4,906)	(8,994)	13,352	(4,022)	(4,267)	15,408

Net assets at beginning of year	2,208	2,181	1,950	26,824	27,836	10,380	30,499	39,493	26,141	29,811	34,078	18,670

Net assets at end of period	$2,006	$2,208	$2,181	$22,116	$26,824	$27,836	$25,593	$30,499	$39,493	$25,789	$29,811	$34,078
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	Janus Aspen Series International Growth Portfolio			Janus Aspen Series Worldwide Growth Portfolio			Neuberger Berman AMT Limited Maturity Bond Portfolio			Neuberger Berman AMT Partners Portfolio
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$13	$70	$169	$(6)	$(157)	$706	$376	$236	$180	$5	$(42)	$(7)
Realized gains (losses)	(856)	(9,178)	5,310	(11,389)	(6,930)	15,144	34	(15)	(59)	(311)	37	1,107
Unrealized appreciation (depreciation) during the
period	(956)	4,758	(8,683)	3,980	(7,615)	(27,191)	(255)	187	97	(754)	(330)	(1,093)

Net increase (decrease) in net assets from operations	(1,799)	(4,350)	(3,204)	(7,415)	(14,702)	(11,341)	155	408	218	(1,060)	(335)	7

Contract transactions:
Net premium payments	2,754	5,328	5,497	6,944	15,560	16,869	1,312	1,585	1,174	1,034	2,102	2,594
Surrenders	(318)	(397)	(195)	(709)	(1,467)	(1,186)	(115)	(127)	(40)	(130)	(612)	(191)
Transfers between sub-accounts (including fixed
account), net	1,981	729	6,371	(1,327)	(247)	5,653	1,500	1,976	(183)	229	89	(1,458)
Policy loans	(37)	(103)	(116)	(104)	(383)	(645)	(15)	40	(9)	(7)	(23)	(19)
Loan collateral interest	19	35	22	43	74	39	4	4	1	5	4	1
Death benefits	(12)	(38)	(27)	(70)	(293)	(86)	(3)	(2)	(13)	(3)	(4)	(8)
Contract charges	(998)	(1,751)	(1,164)	(2,511)	(4,982)	(4,053)	(438)	(592)	(295)	(443)	(830)	(657)

Net increase (decrease) in net assets from contract
transactions	3,389	3,803	10,388	2,266	8,262	16,591	2,245	2,884	635	685	726	262

Total increase (decrease) in net assets	1,590	(547)	7,184	(5,149)	(6,440)	5,250	2,400	3,292	853	(375)	391	269

Net assets at beginning of year	18,555	19,102	11,918	53,757	60,197	54,947	7,482	4,190	3,337	9,503	9,112	8,843

Net assets at end of period	$20,145	$18,555	$19,102	$48,608	$53,757	$60,197	$9,882	$7,482	$ 4,190	$9,128	$9,503	$9,112
S-18
	Neuberger Berman AMT Socially Responsive Portfolio			OCC Accumulation Trust Equity Portfolio			OCC Accumulation Trust Global Equity Portfolio			OCC Accumulation Trust Managed Portfolio
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(2)	$(2)	$(1)	$20	$(9)	$(1)	$1	$(13)	$1	$112	$84	$27
Realized gains (losses)	(23)	(5)	-	(115)	(47)	147	(138)	(142)	141	(172)	56	205
Unrealized appreciation (depreciation) during the
period	(28)	(3)	2	(426)	(255)	91	22	(72)	(55)	(724)	(546)	230

Net increase (decrease) in net assets from operations	(53)	(10)	1	(521)	(311)	237	(115)	(227)	87	(784)	(406)	462

Contract transactions:
Net premium payments	177	227	108	574	1,090	647	220	324	390	1,164	1,672	1,450
Surrenders	(4)	(6)	(3)	(69)	(61)	(52)	(11)	(22)	(26)	(124)	(178)	(120)
Transfers between sub-accounts (including fixed
account), net	23	279	92	234	1,720	80	180	165	(132)	1,164	1,426	(622)
Policy loans	(1)	(1)	-	(30)	(5)	(15)	(4)	(45)	(13)	(17)	(50)	(55)
Loan collateral interest	-	-	-	2	1	-	1	2	1	9	8	5
Death benefits	-	-	-	(2)	(5)	-	-	-	-	(2)	(9)	(1)
Contract charges	(57)	(89)	(25)	(248)	(338)	(157)	(81)	(144)	(82)	(465)	(649)	(417)

Net increase (decrease) in net assets from contract
transactions	138	410	172	461	2,402	503	305	280	138	1,729	2,220	240

Total increase (decrease) in net assets	85	400	173	(60)	2,091	740	190	53	225	945	1,814	702

Net assets at beginning of year	621	221	48	4,625	2,534	1,794	1,479	1,426	1,201	7,904	6,090	5,388

Net assets at end of period	$706	$621	$221	$ 4,565	$4,625	$2,534	$1,669	$1,479	$1,426	$ 8,849	$7,904	$6,090
The accompanying notes are an integral part of the financial statements.
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)
	OCC Accumulation Trust Small Cap Portfolio			Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class 1			Pioneer Variable Contract Trust Small Cap Value VCT Portfolio Class 1			Putnam VT Asia Pacific Growth Fund Class IA Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(39)	$(13)	$(14)	$-	$-	$-	$-	$-	$-	$6	$(15)	$114
Realized gains (losses)	2,252	635	165	2	-	-	-	-	-	(106)	250	77
Unrealized appreciation (depreciation) during the
period	(2,493)	256	1,599	(6)	-	-	-	-	-	156	(749)	(2,129)

Net increase (decrease) in net assets from operations	(280)	878	1,750	(4)	-	-	-	-	-	56	(514)	(1,938)

Contract transactions:
Net premium payments	1,391	1,966	1,416	5	-	-	4	-	-	16	(10)	3
Surrenders	(117)	(218)	(83)	-	-	-	-	-	-	(22)	(67)	(95)
Transfers between sub-accounts (including fixed
account), net	2,382	3,019	(604)	57	-	-	24	-	-	(42)	(91)	(150)
Policy loans	(21)	(59)	(33)	-	-	-	-	-	-	(4)	(19)	(56)
Loan collateral interest	8	8	2	-	-	-	-	-	-	-	-	-
Death benefits	(8)	(3)	(20)	-	-	-	-	-	-	-	-	-
Contract charges	(593)	(788)	(359)	(1)	-	-	(1)	-	-	(41)	(95)	(137)

Net increase (decrease) in net assets from contract
transactions	3,042	3,925	319	61	-	-	27	-	-	(93)	(282)	(435)

Total increase (decrease) in net assets	2,762	4,803	2,069	57	-	-	27	-	-	(37)	(796)	(2,373)

Net assets at beginning of year	10,997	6,194	4,125	-	-	-	-	-	-	1,433	2,229	4,602

Net assets at end of period	$13,759	$10,997	$6,194	$57	$-	$-	$27	$-	$-	$1,396	$1,433	$2,229
S-19
	Putnam VT Diversified Income Fund Class IA Shares			Putnam VT Growth and Income Fund Class IA Shares			Putnam VT New Opportunities Fund Class IA Shares			Putnam VT Small Cap Value Fund Class IA Shares
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$102	$89	$114	$505	$342	$363	$(147)	$(341)	$(555)	$(1)	$(3)	$-
Realized gains (losses)	(32)	(61)	(46)	(922)	(859)	3,849	(719)	7,190	5,846	132	41	-
Unrealized appreciation (depreciation) during the
period	(56)	12	(80)	(3,766)	(2,653)	(1,155)	(7,480)	(22,537)	(23,233)	(174)	62	-

Net increase (decrease) in net assets from operations	14	40	(12)	(4,183)	(3,170)	3,057	(8,346)	(15,688)	(17,942)	(43)	100	-

Contract transactions:
Net premium payments	(1)	7	(9)	3,687	7,601	7,739	4,446	9,976	10,644	437	162	-
Surrenders	(27)	(43)	(49)	(750)	(1,578)	(1,022)	(627)	(1,820)	(1,520)	(21)	(1)	-
Transfers between sub-accounts (including fixed
account), net	(16)	(80)	(165)	(19)	1,574	(1,817)	(1,288)	(20)	3,840	1,621	998	-
Policy loans	(5)	(18)	(33)	(81)	(421)	(424)	(125)	(394)	(1,013)	(45)	(4)	-
Loan collateral interest	-	-	-	40	56	35	37	59	31	1	-	-
Death benefits	-	-	-	(42)	(90)	(126)	(15)	(17)	(147)	-	(1)	-
Contract charges	(39)	(81)	(74)	(1,771)	(3,282)	(2,417)	(1,631)	(3,416)	(3,627)	(165)	(55)	-

Net increase (decrease) in net assets from contract
transactions	(88)	(215)	(330)	1,064	3,860	1,968	797	4,368	8,208	1,828	1,099	-

Total increase (decrease) in net assets	(74)	(175)	(342)	(3,119)	690	5,025	(7,549)	(11,320)	(9,734)	1,785	1,199	-

Net assets at beginning of year	1,248	1,423	1,765	43,533	42,843	37,818	38,232	49,552	59,286	1,199	-	-

Net assets at end of period	$1,174	$1,248	$1,423	$40,414	$43,533	$42,843	$30,683	$38,232	$ 49,552	$2,984	$1,199	$-
The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000 (In Thousands) (Unaudited)

	Putnam VT Utilities Growth and Income Fund Class IA Shares			Putnam VT Voyager Fund Class IA Shares
	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:
Net investment income (loss)	$49	$56	$67	$343	$(791)	$(1,193)
Realized gains (losses)	(43)	100	263	(1,729)	24,195	21,779
Unrealized appreciation (depreciation) during the
period	(300)	(778)	101	(16,061)	(52,546)	(46,020)

Net increase (decrease) in net assets from operations	(294)	(622)	431	(17,447)	(29,142)	(25,434)

Contract transactions:
Net premium payments	-	-	(2)	8,837	20,445	22,530
Surrenders	(18)	(109)	(65)	(1,900)	(4,303)	(4,056)
Transfers between sub-accounts (including fixed
account), net	(17)	(57)	(283)	(1,506)	(915)	797
Policy loans	(3)	(38)	(54)	(387)	(928)	(2,120)
Loan collateral interest	-	-	-	97	160	100
Death benefits	-	(18)	(6)	(67)	(124)	(306)
Contract charges	(58)	(143)	(156)	(3,892)	(7,993)	(7,857)

Net increase (decrease) in net assets from contract
transactions	(96)	(365)	(566)	1,182	6,342	9,088

Total increase (decrease) in net assets	(390)	(987)	(135)	(16,265)	(22,800)	(16,346)

Net assets at beginning of year	1,915	2,902	3,037	101,802	124,602	140,948

Net assets at end of period	$1,525	$1,915	$2,902	$85,537	$101,802	$124,602
S-20

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS (Unaudited)
1.	Organization:

  ReliaStar SelectH Life Variable Account (the "Account") is a separate account of ReliaStar Life Insurance Company ("ReliaStar Life"), a wholly-owned subsidiary of ING ReliaStar Financial Corp, which is itself an indirect wholly-owned subsidiary of ING Groep N.V. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

  The Account consists of the SelectH Life I product and SelectH Life Series 2000 funds, which incorporates SelectH Life II, SelectH Life III, Variable Estate Design, Variable Accumulation Design and Flex Design products. Payments received for the policies under these products are allocated to sub-accounts of the Account, each of which is invested in one of the following funds during the year:

The Alger American Fund	ING Variable Products Trust
Growth Portfolio	ING VP Growth Opportunities Portfolio - Class R Shares
Leveraged AllCap Portfolio	ING VP Growth + Value Fund Portfolio - Class R Shares
MidCap Growth Portfolio	ING VP High Yield Bond Portfolio - Class R Shares
Small Capitalization Portfolio	ING VP International Value Portfolio - Class R Shares
ING VP MagnaCap Portfolio - Class R Shares
AIM Variable Insurance Funds	ING VP MidCap Opportunities Portfolio - Class R Shares
AIM V.I. Dent Demographic Trends Fund - Series I Shares	ING VP Research Enhanced Index Portfolio - Class R Shares
ING VP SmallCap Opportunities Portfolio - Class R Shares
Fidelity's Variable Insurance Products Fund (VIP)
VIP Equity-Income Portfolio - IC Shares	Janus Aspen Series
VIP Growth Portfolio - IC Shares	Aggressive Growth Portfolio - Institutional Shares
VIP High Income Portfolio - IC Shares	Growth Portfolio - Institutional Shares
VIP Money Market Portfolio - IC Shares	International Growth Portfolio - Institutional Shares
VIP Overseas Portfolio - IC Shares	Worldwide Growth Portfolio - Institutional Shares

Fidelity's Variable Insurance Products Fund II (VIP II)	Neuberger Berman Advisers Management Trust
VIP II Asset Manager Portfolio - IC Shares	AMT Limited Maturity Bond Portfolio
VIP II Contrafund Portfolio - IC Shares	AMT Partners Portfolio
VIP II Index 500 Portfolio - IC Shares	AMT Socially Responsive Portfolio
VIP II Investment Grade Bond Portfolio - IC Shares
OCC Accumulation Trust
The GCG Trust	Equity Portfolio
GCG Trust Fully Managed Series - Class S Shares	Global Equity Portfolio
GCG Trust Mid-Cap Growth Series - Class S Shares	Managed Portfolio
Small Cap Portfolio
ING Income Shares
ING VP Bond Portfolio - Class R Shares	Pioneer Variable Contract Trust
Mid-Cap Value VCT Portfolio - Class 1
ING Partners	Small Cap Value VCT Portfolio - Class 1
Van Kampen Comstock Portfolio - Initial Class
UBS Tactical Asset Allocation Portfolio - Initial Class	Putnam Variable Trust
Putnam VT Asia Pacific Growth Fund - Class IA Shares
ING Variable Portfolios, Inc.	Putnam VT Diversified Income Fund - Class IA Shares
ING VP Index Plus LargeCap Portfolio - Class R Shares	Putnam VT Growth and Income Fund - Class IA Shares
ING VP Index Plus MidCap Portfolio - Class R Shares	Putnam VT New Opportunities Fund - Class IA Shares
ING VP Index Plus Small Cap Portfolio - Class R Shares	Putnam VT Small Cap Value Fund - Class IA Shares
Putnam VT Utilities Growth and Income Fund - Class IA Shares
Putnam VT Voyager Fund - Class IA Shares

S-21

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
1.	Organization, continued:

  AIM Advisors, Inc. is the investment adviser for the AIM V.I. Dent Demographic Trends Fund and is paid fees for its services by the fund. Fred Alger Management, Inc. is the investment adviser for the four portfolios of The Alger American Fund and is paid fees for its services by The Alger American Fund Portfolios. Fidelity Management & Research Company is the investment adviser for Fidelity Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) and is paid for its services by the VIP and VIP II Portfolios. Directed Services, Inc. is the investment adviser for the two funds of The GCG Trust and is paid fees for its services by The GCG Trust. ING Investments, LLC, an affiliate of ReliaStar Life, is the investment adviser for the ING Income Shares Portfolio, the three ING Variable Portfolios, Inc. and the eight ING Variable Products Trust Portfolios and is paid fees for its services by the Portfolios. ING Life Insurance and Annuity Company is the investment adviser for the two portfolios of ING Partners, Inc. and is paid fees for its services by ING Partners, Inc. Janus Capital Corporation is the investment adviser for the four portfolios of Janus Aspen Series and is paid fees for its services by the Janus Aspen Series Portfolios. Neuberger Berman Management, Inc. is the investment manager for the three portfolios of the Neuberger Berman Advisers Management Trust and is paid fees for its services by the Neuberger Berman Advisers Management Trust Portfolios. OpCap Advisors is the investment adviser for the four Portfolios of the OCC Accumulation Trust and is paid fees for its services by the OCC Accumulation Trust Funds. Pioneer Investment Management, Inc. is the investment adviser for Pioneer Variable Contracts Trust and is paid fees for its services by Pioneer Variable Contracts Trust. Putnam Investment Management, Inc. is the investment adviser for Putnam Variable Trust and is paid fees for its services by Putnam Variable Trust. Further information is contained in the related funds' prospectuses.

Fidelity VIP II Contrafund Portfolio is a registered trademark of FMR Corporation.
On April 28, 2000, Pilgrim Advisors, Inc. merged with Pilgrim Investments, Inc.

  On May 1, 2000, Northstar Galaxy Trust Portfolio changed its name to Pilgrim Variable Products Trust Portfolio (VP). Also on May 1, 2000, the Northstar Galaxy Trust Emerging Growth Portfolio and the Northstar Galaxy Trust Growth and Value Portfolio changed their names to Pilgrim VP SmallCap Opportunities Portfolio and Pilgrim VP Growth + Value Portfolio, respectively. In addition, sub-accounts investing in Pilgrim VP MagnaCap Portfolio, Pilgrim VP Growth Opportunities Portfolio, Pilgrim VP MidCap Opportunities Portfolio, Alger Leveraged AllCap Portfolio and AIM VI Dent Demographic Trends Fund were made available to purchasers of products held in the ReliaStar Life's SelectH Life Variable Account.

  On May 1, 2001, sub-accounts investing in Putnam VT Small Cap Value Fund, GCG Trust Fully Managed Fund and GCG Trust Mid-Cap Growth Series Fund were made available to purchasers of ReliaStar Life's SelectH Life Variable Account.

  On May 1, 2002, Pilgrim Variable Products Trust Portfolio (VP) changed its name to ING Variable Products Trust Portfolio (VP). Also on May 1, 2002, sub-accounts investing in ING VP Bond Portfolio, Van Kampen Comstock Portfolio, UBS Asset Allocation Portfolio, ING VP Index Plus LargeCap Portfolio, ING VP Index Plus MidCap Portfolio, ING VP Index Plus SmallCap Portfolio, Pioneer Mid-Cap Value VCT Portfolio and Pioneer Small Cap Value VCT Portfolio were made available to purchasers of products held in the ReliaStar Life's SelectH Life Variable Account.

S-22

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
2.	Significant Account Policies:

  Investments: The market value of investments in the sub-accounts is based on the closing net asset values of the fund shares held at the end of the year. Investment transactions are accounted for on the trade date (date the order to purchase or redeem is executed) and dividend income and capital gain distributions are reinvested on the ex-dividend date. Net realized gains and losses on redemptions of shares of the funds are determined on the basis of specific identification of fund share costs.

  Federal Income Taxes: The operations of the Account are included in the federal income tax return of ReliaStar Life, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, ReliaStar Life does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. ReliaStar Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Actual results could differ from these estimates.

3.	Charges and Transfers:

  ReliaStar Life makes certain charges to Policy Owners' Variable Accumulation Values in the Account in accordance with the terms of the policies. These charges are set forth in the policies and may include: cost of insurance charge; monthly expense charge; death benefit guarantee charge; optional insurance benefit charges; and surrender charges net of any sales charge refunds. Transfers to (from) ReliaStar Life relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by ReliaStar Life, policyholder transfers between the general account and the sub-accounts and other policyholder activity including contract deposit and withdrawals. Unsettled transactions as of the reporting date appear on a net basis in the line Payable to (from) ReliaStar Life Insurance Company.

S-23

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)

4.	Purchases and Sales of Investments:
The cost of purchases and proceeds from sales of investments for the period ended June 30, 2002 were as follows (in thousands):
	Cost of Purchases	Proceeds From Sales
Fund
The Alger American Fund:
Alger American Growth Portfolio	$15,072	$11,476
Alger American Leveraged AllCap Portfolio	1,748	1,056
Alger American MidCap Growth Portfolio	10,157	6,870
Alger American Small Capitalization Portfolio	10,833	10,247
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund - Series I Shares	3,242	2,681
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio - IC Shares	26,967	24,605
VIP Growth Portfolio - IC Shares	11,555	12,643
VIP High Income Portfolio - IC Shares	20,229	21,113
VIP Money Market Portfolio - IC Shares	215,788	207,940
VIP Overseas Portfolio - IC Shares	543	1,625
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio - IC Shares	1,133	2,232
VIP II Contrafund Portfolio - IC Shares	15,113	13,119
VIP II Index 500 Portfolio - IC Shares	22,289	17,265
VIP II Investment Grade Bond Portfolio - IC Shares	13,799	11,291
The GCG Trust:
GCG Trust Fully Managed - Class S Shares	3,240	1,083
GCG Trust Mid-Cap Growth Series - Class S Shares	1,145	830
ING Income Shares:
ING VP Bond Portfolio - Class R Shares	14	-
ING Partners:
Van Kampen Comstock Portfolio - Initial Class	26	-
UBS Tactical Asset Allocation Portfolio - Initial Class	5	-
ING Variable Portfolios, Inc:
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	4	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	19	1
ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class R Shares	1,678	1,213
ING VP Growth + Value Portfolio - Class R Shares	9,085	7,657
ING VP High Yield Bond Portfolio - Class R Shares	801	478
ING VP International Value Portfolio - Class R Shares	19,046	16,210
ING VP MagnaCap Portfolio - Class R Shares	928	382
ING VP MidCap Opportunities Portfolio - Class R Shares	1,160	908
ING VP Research Enhanced Index Portfolio - Class R Shares	1,690	1,595
ING VP SmallCap Opportunities Portfolio - Class R Shares	9,903	7,119
Janus Aspen Series:
Aggressive Growth Portfolio - Institutional Shares	$11,481	$10,352
Growth Portfolio - Institutional Shares	10,246	9,552
S-24

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
4.	Purchases and Sales of Investments, continued:
	Cost of Purchases	Proceeds From Sales
Fund
International Growth Portfolio - Institutional Shares	117,998	114,595
Worldwide Growth Portfolio - Institutional Shares	18,177	15,912
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	10,699	8,078
AMT Partners Portfolio	9,683	8,991
AMT Socially Responsive Portfolio	657	521
OCC Accumulation Trust:
Equity Portfolio	3,407	2,888
Global Equity Portfolio	2,048	1,742
Managed Portfolio	5,056	3,215
Small Cap Portfolio	18,407	13,751
Pioneer Variable Contract Trust:
Mid-Cap Value VCT Portfolio - Class I	64	1
Small Cap Value VCT Portfolio - Class I	27	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund -- Class IA Shares	37	125
Putnam VT Diversified Income Fund -- Class IA Shares	108	92
Putnam VT Growth and Income Fund -- Class IA Shares	10,944	9,140
Putnam VT New Opportunities Fund -- Class IA Shares	8,567	7,901
Putnam VT Small Cap Value Fund -- Class IA Shares	58	106
Putnam VT Utilities Growth and Income Fund -- Class IA Shares	18,197	16,346
Putnam VT Voyager Fund -- Class IA Shares	13,790	12,270
Total Assets	$676,863	$617,217
5.	Changes in Units Outstanding
The changes in units outstanding for the period ended June 30, 2002, and the year ended December 31, 2001 were as follows:
	2002			2001
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The Alger American Fund:
Alger American Growth Portfolio	1,369,757	1,109,629	260,128	2,844,523	2,333,662	510,861
Alger American Leveraged AllCap Portfolio	515,673	396,478	119,195	1,201,387	963,169	238,218
Alger American MidCap Growth Portfolio	1,164,966	963,052	201,914	2,663,327	2,370,044	293,283
Alger American Small Capitalization Portfolio	1,987,319	1,927,747	59,572	2,520,020	2,378,744	141,276
AIM Variable Insurance Funds:
AIM VI Dent Demographic Trends Fund - Series I Shares	1,035,555	924,493	111,062	1,039,133	686,828	352,305
Fidelity's Variable Insurance Products Fund (VIP):
VIP Equity-Income Portfolio -- IC Shares	1,692,406	1,730,408	(38,002)	2,672,334	2,409,304	263,030
VIP Growth Portfolio -- IC Shares	878,747	881,324	(2,577)	1,320,783	1,297,324	23,459
VIP High Income Portfolio -- IC Shares	2,147,518	2,343,886	(196,368)	4,693,711	4,405,198	288,513
VIP Money Market Portfolio -- IC Shares	21,923,128	21,438,410	484,718	29,870,605	29,461,139	409,466
VIP Overseas Portfolio -- IC Shares	57,958	131,093	(73,135)	19,396	185,804	(166,408)
S-25

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
5.	Changes in Units Outstanding, continued:
	2002			2001
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Fidelity's Variable Insurance Products Fund II (VIP II):
VIP II Asset Manager Portfolio -- IC Shares	15,978	108,951	(92,973)	901	176,347	(175,446)
VIP II Contrafund Portfolio -- IC Shares	1,148,098	1,091,376	56,722	1,491,555	1,324,723	166,832
VIP II Index 500 Portfolio -- IC Shares	1,380,936	1,227,103	153,833	1,129,297	809,506	319,791
VIP II Investment Grade Bond Portfolio -- IC Shares	1,336,774	1,214,637	122,137	917,032	688,212	228,820
The GCG Trust
GCG Trust Fully Managed - Class S Shares	640,673	439,067	201,606	655,975	513,672	142,303
GCG Trust Mid-Cap Growth Series - Class S Shares	522,224	472,235	49,989	495,084	473,392	21,692
ING Income Shares:
ING VP Bond Portfolio - Class R Shares	151,207	149,870	1,337	-	-	-
ING Partners:
Van Kampen Comstock Portfolio - Initial Class	5,668	3,097	2,571	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	483	15	468	-	-	-
ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class R Shares	164	164	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	2,415	1,983	432	-	-	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	11,251	9,339	1,912	-	-	-
ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class R Shares	479,324	388,235	91,089	1,054,740	761,226	293,514
ING VP Growth + Value Portfolio - Class R Shares	942,747	837,587	105,160	1,806,053	1,400,144	405,909
ING VP High Yield Bond Portfolio - Class R Shares	125,933	96,622	29,311	1,453,770	1,418,573	35,197
ING VP International Value Portfolio - Class R Shares	1,911,665	1,736,528	175,137	2,452,062	2,297,505	154,557
ING VP MagnaCap Portfolio - Class R Shares	177,525	117,307	60,218	100,648	58,451	42,197
ING VP MidCap Opportunities Portfolio - Class R Shares	278,508	235,465	43,043	828,951	659,104	169,847
ING VP Research Enhanced Index Portfolio - Class R Shares	155,335	147,708	7,627	324,092	299,355	24,737
ING VP SmallCap Opportunities Portfolio - Class R Shares	607,545	507,833	99,712	980,620	758,233	222,387
Janus Aspen Series:
Aggressive Growth Portfolio - Institutional Shares	1,200,508	1,112,666	87,842	1,434,564	951,785	482,779
Growth Portfolio - Institutional Shares	937,800	879,350	58,450	1,038,061	711,787	326,274
International Growth Portfolio - Institutional Shares	11,670,328	11,342,824	327,504	7,269,147	6,975,373	293,774
Worldwide Growth Portfolio - Institutional Shares	1,756,486	1,598,895	157,591	3,672,309	3,151,639	520,670
Neuberger Berman Advisers Management Trust:
AMT Limited Maturity Bond Portfolio	1,190,722	1,016,048	174,674	563,497	331,074	232,423
AMT Partners Portfolio	1,346,522	1,291,324	55,198	1,737,807	1,679,667	58,140
AMT Socially Responsive Portfolio	58,982	45,389	13,593	249,366	209,481	39,885
OCC Accumulation Trust:
Equity Portfolio	515,205	478,773	36,432	516,065	336,127	179,938
Global Equity Portfolio	217,631	191,892	25,739	1,420,531	1,399,989	20,542
Managed Portfolio	1,298,891	1,155,862	143,029	512,315	334,454	177,861
Small Cap Portfolio	1,791,586	1,589,777	201,809	2,007,198	1,706,244	300,954
Pioneer Variable Contract Trust
Mid-Cap Value VCT Portfolio - Class I	20,918	14,724	6,194	-	-	-
Small Cap Value VCT Portfolio - Class I	8,091	5,259	2,832	-	-	-
Putnam Variable Trust:
Putnam VT Asia Pacific Growth Fund -- Class IA Shares	2,808	15,210	(12,402)	399	33,677	(33,278)
Putnam VT Diversified Income Fund -- Class IA Shares	76	6,592	(6,516)	322	16,982	(16,660)
Putnam VT Growth and Income Fund -- Class IA Shares	833,935	797,832	36,103	1,451,678	1,315,680	135,998
Putnam VT New Opportunities Fund -- Class IA Shares	704,183	670,862	33,321	966,248	788,719	177,529
Putnam VT Small Cap Value Fund -- Class IA Shares	2,228,849	2,074,658	154,191	1,912,842	1,803,926	108,916
Putnam VT Utilities Growth and Income Fund -- Class IA Shares	904	6,724	(5,820)	66	18,198	(18,132)
Putnam VT Voyager Fund -- Class IA Shares	954,088	924,789	29,299	1,226,963	1,037,282	189,681
S-26
RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
6.	Unit Values

  A summary of accumulation unit values and accumulation units outstanding for variable life contracts, expense ratios, excluding expenses of the underlying funds, investment income ratios and total returns for the period ended June 30, 2002 and the year ended December 31, 2001, follows:

			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Alger American Growth Portfolio
2002	225,681	3,108,157	$11.51	$11.97	$39,806	0.0% to 0.8%[1]	0.04%[1]	-18.70%[2]	-18.38%[2]
2001	230,172	2,843,538	14.16	14.67	44,966	0.0% to 0.8%	0.23%	-12.53%	-11.81%
Alger American Leveraged AllCap Portfolio
2002	-	574,642	-	5.08	2,917	0.0%[1]	0.00%[1]	0.00%[2]	-20.03%[2]
2001	-	455,447	-	6.35	2,891	0.0%	0.00%	0.00%	-15.93%
Alger American MidCap Growth Portfolio
2002	118,912	1,005,787	13.91	14.47	16,206	0.0% to 0.8%[1]	0.00%[1]	-16.35%[2]	-16.02%[2]
2001	109,647	813,139	16.63	17.23	15,831	0.0% to 0.8%	0.00%	-7.28%	-6.52%
Alger American Small Capitalization Portfolio
2002	66,206	729,764	7.06	7.34	5,826	0.0% to 0.8%[1]	0.00%[1]	-14.60%[2]	-14.26%[2]
2001	71,919	664,479	8.27	8.56	6,285	0.0% to 0.8%	0.05%	-30.08%	-29.51%
AIM VI Dent Demographic Trends Fund
2002	-	913,407	-	4.29	3,918	0.0%[1]	0.00%[1]	0.00%[2]	-20.04%[2]
2001	-	802,345	-	5.36	4,304	0.0%	0.00%	0.00%	-31.91%
Fidelity's VIP Equity-Income Portfolio -- IC Shares
2002	869,194	2,479,551	38.82	24.20	93,735	0.0% to 0.8%[1]	1.58%[1]	-6.52%[2]	-6.15%[2]
2001	891,044	2,495,703	41.52	25.78	101,346	0.0% to 0.8%	1.69%	-5.72%	-4.96%
Fidelity's VIP Growth Portfolio -- IC Shares
2002	1,160,731	3,273,178	39.55	21.74	117,081	0.0% to 0.8%[1]	0.20%[1]	-19.57%[2]	-19.25%[2]
2001	1,217,904	3,218,582	49.17	26.93	146,559	0.0% to 0.8%	0.08%	-18.31%	-17.65%
Fidelity's VIP High Income Portfolio -- IC Shares
2002	243,108	794,048	19.56	10.69	13,246	0.0% to 0.8%[1]	9.55%[1]	-4.78%[2]	-4.41%[2]
2001	246,997	986,526	20.54	11.19	16,110	0.0% to 0.8%	12.86%	-12.44%	-11.73%
Fidelity's VIP Money Market Portfolio -- IC Shares
2002	347,938	3,433,939	19.89	15.21	59,160	0.0% to 0.8%[1]	1.05%[1]	0.50%[2]	0.89%[2]
2001	336,275	2,960,883	19.79	15.08	51,300	0.0% to 0.8%	4.00%	3.35%	4.19%
Fidelity's VIP Overseas Portfolio -- IC Shares
2002	233,959	499,668	19.35	13.96	11,505	0.0% to 0.8%[1]	0.57%[1]	-2.87%[2]	-2.49%[2]
2001	256,014	550,747	19.93	14.32	12,989	0.0% to 0.8%	5.72%	-21.80%	-21.17%
Fidelity's VIP II Asset Manager Portfolio -- IC Shares
2002	465,031	538,997	22.14	16.27	19,068	0.0% to 0.8%[1]	3.33%[1]	-8.73%[2]	-8.37%[2]
2001	504,235	592,768	24.26	17.76	22,760	0.0% to 0.8%	4.43%	-4.86%	-4.09%

[1]	Annualized	S-27
[2]	Total Return not annualized

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
6.	Unit Values, continued:
			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Fidelity's VIP II Contrafund Portfolio -- IC Shares
2002	178,318	2,762,574	13.05	24.15	$69,053	0.0% to 0.8%[1]	0.80%[1]	-1.17%[2]	-0.78%[2]
2001	184,556	2,699,614	13.21	24.34	68,158	0.0% to 0.8%	0.78%	-12.95%	-12.24%
Fidelity's VIP II Index 500 Portfolio -- IC Shares
2002	262,484	2,814,955	24.06	24.11	74,171	0.0% to 0.8%[1]	1.19%[1]	-13.63%[2]	-13.28%[2]
2001	255,958	2,667,648	27.86	27.80	81,285	0.0% to 0.8%	1.12%	-12.81%	-12.10%
Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares
2002	100,811	740,222	20.48	17.00	14,651	0.0% to 0.8%[1]	5.03%[1]	2.77%[2]	3.17%[2]
2001	110,355	608,540	19.93	16.48	12,228	0.0% to 0.8%	4.34%	7.59%	8.46%
GCG Trust Fully Managed Series
2002	-	343,909	-	10.45	3,594	0.0%[1]	0.00%[1]	0.00%[2]	2.56%[2]
2001	-	142,303	-	10.19	1,450	0.0%	3.33%	0.00%	1.90%
GCG Trust Mid-Cap Growth Series
2002	-	71,681	-	4.62	331	0.0%[1]	0.00%[1]	0.00%[2]	-40.92%[2]
2001	-	21,692	-	7.82	170	0.0%	0.00%	0.00%	-21.80%
ING Income Shares VP Bond Portfolio Class R Shares
2002	-	1,337	-	10.19	14	0.0%[1]	0.00%[1]	0.00%[2]	1.92%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING Partners Van Kampen Comstock Portfolio Initial Class
2002	-	2,571	-	9.20	24	0.0%[1]	0.00%[1]	0.00%[2]	-8.00%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING Partners UBS Tactical Asset Allocation Portfolio Initial Class
2002	-	468	-	9.13	4	0.0%[1]	0.00%[1]	0.00%[2]	-8.75%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING VP Index Plus LargeCap Portfolio Class R Shares
2002	-	0	-	9.20	-	0.0%[1]	0.00%[1]	0.00%[2]	-7.96%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING VP MidCap Portfolio Class R Shares
2002	-	432	-	9.18	4	0.0%[1]	0.00%[1]	0.00%[2]	-8.24%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING Index Plus Small Cap Portfolio Class R Shares
2002	-	1,912	-	9.14	17	0.0%[1]	0.00%[1]	0.00%[2]	-8.62%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING VP Growth Opportunities Portfolio Class R Shares
2002	-	564,625	-	4.56	2,574	0.0%[1]	0.00%[1]	0.00%[2]	-16.97%[2]
2001	-	473,536	-	5.49	2,600	0.0%	0.00%	0.00%	-38.56%

[1]	Annualized	S-28
[2]	Total Return not annualized

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)

6.	Unit Values, continued:
			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
ING VP Growth + Value Portfolio Class R Shares
2002	95,278	1,238,782	11.57	12.03	$16,008	0.0% to 0.8%[1]	0.00%[1]	-18.80%[2]	-18.48%[2]
2001	96,090	1,132,809	14.25	14.76	18,089	0.0% to 0.8%	0.00%	-31.54%	-30.99%
ING VP High Yield Bond Portfolio Class R Shares
2002	7,145	157,752	8.46	8.80	1,449	0.0% to 0.8%[1]	5.43%[1]	-2.74%[2]	-2.36%[2]
2001	5,495	130,091	8.70	9.01	1,220	0.0% to 0.8%	9.62%	-0.12%	0.69%
ING VP International Value Portfolio Class R Shares
2002	48,332	609,807	15.33	15.94	10,461	0.0% to 0.8%[1]	0.38%[1]	-2.06%[2]	-1.67%[2]
2001	43,288	439,714	15.65	16.21	7,806	0.0% to 0.8%	1.57%	-12.38%	-11.67%
ING VP MagnaCap Portfolio Class R Shares
2002	-	115,508	-	8.28	956	0.0%[1]	0.35%[1]	0.00%[2]	-9.04%[2]
2001	-	55,290	-	9.10	503	0.0%	1.38%	0.00%	-10.44%
ING VP MidCap Opportunities Portfolio Class R Shares
2002	-	258,944	-	5.26	1,362	0.0%[1]	0.00%[1]	0.00%[2]	-13.51%[2]
2001	-	215,901	-	6.08	1,313	0.0%	0.00%	0.00%	-32.92%
ING VP Research Enhanced Index Portfolio Class R Shares
2002	5,005	190,286	7.17	10.36	2,006.00	0.0% to 0.8%[1]	0.09%[1]	-13.07%[2]	-12.73%[2]
2001	5,285	182,379	8.25	11.87	2,208	0.0% to 0.8%	0.57%	-12.94%	-12.23%
ING VP SmallCap Opportunities Portfolio Class R Shares
2002	85,183	870,640	14.95	23.94	22,116	0.0%[1]	0.00%[1]	-26.56%[2]	-26.27%[2]
2001	80,386	775,725	20.36	32.47	26,824	0.0%	0.00%	-29.73%	-29.15%
Janus Aspen Series Aggressive Growth Portfolio
2002	231,981	2,091,400	10.63	11.06	25,593	0.0% to 0.8%[1]	0.00%[1]	-19.56%[2]	-19.24%[2]
200	235,336	2,000,203	13.22	13.69	30,499	0.0% to 0.8%	0.00%	-39.94%	-39.45%
Janus Aspen Series Growth Portfolio
2002	139,579	2,253,344	10.39	10.80	25,789	0.0% to 0.8%[1]	0.00%[1]	-15.93%[2]	-15.59%[2]
2001	142,922	2,191,551	12.35	12.80	29,811	0.0% to 0.8%	0.07%	-25.34%	-24.73%
Janus Aspen Series International Growth Portfolio
2002	88,979	1,639,839	11.23	11.68	20,145	0.0% to 0.8%[1]	0.47%[1]	-12.38%[2]	-12.03%[2]
2001	95,020	1,306,295	12.81	13.27	18,555	0.0% to 0.8%	1.15%	-23.85%	-23.23%
Janus Aspen Series Worldwide Growth Portfolio
2002	343,427	3,767,133	11.41	11.86	48,608	0.0% to 0.8%[1]	0.36%[1]	-13.37%[2]	-13.03%[2]
2001	344,914	3,608,054	13.17	13.64	53,757	0.0% to 0.8%	0.50%	-23.06	-22.44%

[1]	Annualized	S-29
[2]	Total Return not annualized

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
6.	Unit Values, continued:
			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Neuberger Berman AMT Limited Maturity Bond Portfolio
2002	28,663	739,786	12.38	12.88	$9,882	0.0% to 0.8%[1]	6.99%[1]	1.66%[2]	2.06%[2]
2001	22,435	571,340	12.18	12.62	7,482	0.0% to 0.8%	4.77%	7.91%	8.78%
Neuberger Berman AMT Partners Portfolio
2002	53,024	844,521	9.80	10.19	9,128	0.0% to 0.8%[1]	0.48%[1]	-10.19%[2]	-9.84%[2]
2001	51,754	790,593	10.91	11.31	9,503	0.0% to 0.8%	0.36%	-3.61%	-2.83%
Neuberger Berman AMT Socially Responsive Portfolio
2002	-	74,458	-	9.48	706	0.0%[1]	0.00%[1]	0.00%[2]	-7.05%[2]
2001	-	60,865	-	10.20	621	0.0%	0.00%	0.00%	-3.58%
OCC Accumulation Trust Equity Portfolio
2002	22,168	382,145	10.88	11.31	4,565	0.0% to 0.8%[1]	0.99%[1]	-10.60%[2]	-10.25%[2]
2001	28,645	339,236	12.17	12.61	4,625	0.0% to 0.8%	0.50%	-7.76%	-7.02%
OCC Accumulation Trust Global Equity Portfolio
2002	16,643	129,802	11.00	11.44	1,669	0.0% to 0.8%[1]	0.44%[1]	-7.41%[2]	-7.04%[2]
2001	16,193	104,513	11.88	12.31	1,479	0.0% to 0.8%	0.00%	-14.51%	-13.82%
OCC Accumulation Trust Managed Portfolio
2002	58,651	748,078	10.58	11.00	8,849	0.0% to 0.8%[1]	2.11%[1]	-8.27%[2]	-7.90%[2]
2001	55,127	608,572	11.53	11.94	7,904	0.0% to 0.8%	2.02%	-5.67%	-4.91%
OCC Accumulation Trust Small Cap Portfolio
2002	76,641	896,179	13.64	14.19	13,759	0.0% to 0.8%[1]	0.10%[1]	-1.20%[2]	-0.81%[2]
2001	59,463	711,549	13.80	14.30	10,997	0.0% to 0.8%	0.61%	7.46%	8.33%
Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class 1
2002	-	6,194	-	9.27	57	0.0%[1]	0.00%[1]	0.00%[2]	-7.26%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	-
Pioneer Variable Contract Trust Small Cap Value VCT Portfolio Class 1
2002	-	2,832	-	9.38	27	0.0%[1]	100.00%[1]	0.00%[2]	-6.18%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	-
Putnam VT Asia Pacific Growth Fund -- Class IA Shares
2002	-	168,155	-	8.30	1,396	0.0%[1]	0.73%[1]	0.00%[2]	4.59%[2]
2001	-	180,557	-	7.94	1,433	0.0%	0.00%	0.00%	-23.76%
Putnam VT Diversified Income Fund -- Class IA Shares
2002	2,679	80,879	13.70	14.07	1,174	0.0% to 0.8%[1]	8.06%[1]	1.08%[2]	1.48%[2]
2001	2,862	87,212	13.55	13.86	1,248	0.0% to 0.8%	7.61%	2.99%	3.82%

[1]	Annualized	S-30
[2]	Total Return not annualized

RELIASTAR SELECTH LIFE VARIABLE ACCOUNT NOTES TO FINANCIAL STATEMENTS, Continued (Unaudited)
6.	Unit Values, continued:
			Net Assets
	Select*Life I Units	Select*Life Series 2000 Units	Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Putnam VT Growth and Income Fund -- Class IA Shares
2002	109,553	1,697,473	21.43	22.43	$40,414	0.0% to 0.8%[1]	1.58%[1]	-9.36%[2]	-9.00%[2]
2001	108,295	1,662,628	23.65	24.64	43,533	0.0% to 0.8%	1.63%	-6.92%	-6.16%
Putnam VT New Opportunities Fund -- Class IA Shares
2002	-	1,949,867	-	15.74	30,683	0.0%[1]	0.00%[1]	0.00%[2]	-21.12%[2]
2001	-	1,916,546	-	19.95	38,232	0.0%	0.00%	0.00%	-29.99%
Putnam VT Small Cap Value Fund -- Class IA Shares
2002	-	263,107	-	11.34	2,984	0.0%[1]	0.86%[1]	0.00%[2]	3.04%[2]
2001	-	108,916	-	11.01	1,199	0.0%	0.00%	0.00%	-10.07%
Putnam VT Utilities Growth and Income Fund -- Class IA Shares
2002	5,766	89,431	15.67	16.05	1,525	0.0% to 0.8%[1]	2.42%[1]	-15.81%[2]	-15.48%[2]
2001	6,118	94,898	18.61	18.98	1,915	0.0% to 0.8%	3.26%	-22.77%	-22.15%
Putnam VT Voyager Fund -- Class IA Shares
2002	262,521	3,663,535	21.21	21.83	85,537	0.0% to 0.8%[1]	0.70%[1]	-16.91%[2]	-16.58%[2]
2001	261,914	3,634,843	25.52	26.17	101,802	0.0% to 0.8%	0.11%	-22.87%	-22.24%

[1]	Annualized	S-31
[2]	Total Return not annualized
RELIASTAR LIFE INSURANCE COMPANY FINANCIAL STATEMENTS -- STATUTORY BASIS Years ended December 31, 2001 and 2000

CONTENTS
Report of Independent Auditors	F-2
Audited Financial Statements

Balance Sheets -- Statutory Basis	F-4
Statements of Operations -- Statutory Basis	F-6
Statements of Changes in Capital and Surplus -- Statutory Basis	F-7
Statements of Cash Flows -- Statutory Basis	F-8
Notes to Financial Statements -- Statutory Basis	F-10

F-1

Report of Independent Auditors

Board of Directors and Shareholder
ReliaStar Life Insurance Company
Minneapolis, Minnesota

  We have audited the accompanying statutory-basis balance sheets of ReliaStar Life Insurance Company (an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2000 and 2001, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

  In our opinion, because of the effects of the matters discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Reliastar Life Insurance Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years then ended.

F-2

  However, in our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Reliastar Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Minnesota.

  As discussed in Note 3 to the financial statements, in 2001 Reliastar Life Insurance Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Insurance Department of the State of Minnesota.

/s/ Ernst & Young LLP

March 29, 2002

F-3
Reliastar Life Insurance Company
(A Wholly Owned Subsidiary of Reliastar Financial Corp.)

Balance Sheets - Statutory Basis

	June 30	December 31
	2002	2001	2000
	(Unaudited)	(In Millions)
Assets
Bonds	$5,345	$4,956	$4,464
Stocks	917	860	783
Mortgage loans on real estate	865	794	575
Real estate (less encumbrances: 2001, $0; 2000, $0)	98	101	107
Policy loans	262	263	260
Cash on hand and on deposit	85	130	11
Short-term investments	-	138	56
Other invested assets	239	92	71
Total cash and invested assets	7,811	7,334	6,327

Reinsurance balances recoverable	63	87	73
Life insurance premiums and annuity Considerations deferred and uncollected	87	83	123
Accident and health premiums due and unpaid	26	36	104
Transfers from separate account due and accrued	175	156	294
Investment income due and accrued	98	83	85
Federal income tax receivable (including $46 admitted deferred tax asset at June 30; $47 at December 31, 2001)	46	87	61
Other admitted assets	117	97	108
Separate account assets	3,442	3,973	4,501

Total admitted assets	$11,865	$11,936	$11,676

F-4

	June 30	December 31
	2002	2001	2000
	(Unaudited)	(In Millions)
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts	$4,655	$4,625	$4,310
Accumulations and deposit fund liabilities	646	606	493
Policy and contract claims	394	502	489
Policyholders' dividends	19	19	20
Other policy and contract liabilities	49	63	62
	5,763	5,815	5,374
Commissions payable	41	47	74
General expenses due or accrued	39	48	60
Taxes, licenses, and fees due or accrued, excluding federal income taxes	7	12	10
Unearned investment income	8	8	8
Interest maintenance reserve	_	11	2
Asset valuation reserve	70	65	66
Indebtedness to related parties	122	51	-
Other liabilities	1,180	724	405
Separate account liabilities	3,439	3,970	4,498
Total liabilities	10,669	10,751	10,497

Capital and surplus:
Common capital stock	3	3	3
Preferred capital stock ($100,000 at June 30, 2002; December 31, 2001 and 2000)	-	-	-
Surplus note	100	100	100
Gross paid in and contributed surplus	957	957	820
Unassigned surplus	136	125	256
Less treasury stock - preferred stock (($100,000) at June 30, 2002; December 31, 2001 and 2000)	-	-	-
Total capital and surplus	1,196	1,185	1,179
Total liabilities and capital and surplus	$11,865	$11,936	$11,676

  See accompanying notes.
F-5

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Operations - Statutory Basis

	June 30	December 31
	2002	2001	2000
	(Unaudited)	(In Millions)
Premiums and other revenues
Premiums and annuity considerations	$865	$1,797	$1,861
Considerations for supplementary contracts and dividend accumulations	1	2	2
Net investment income	241	470	414
Separate account fee revenue	5	14	113
Other income	34	71	1,052
Total revenues	1,146	2,354	3,442

Benefits paid or provided
Death benefits	285	761	682
Annuity benefits	46	85	70
Disability and accident and health benefits	185	244	301
Surrender benefits and other fund withdrawals	208	457	1,260
Payments on supplementary contracts and of dividend accumulations	1	2	2
Change in reserve for policies and contracts	73	424	155
Other	6	16	10
Net transfers to separate accounts	17	158	302
Total benefits paid or provided	821	2,147	2,782

Insurance expenses
Commissions	104	233	283
General insurance expenses	142	244	241
Insurance taxes, licenses and fees, excluding federal income taxes	16	35	34
Other	25	26	336
Total benefits and expenses	1,108	2,685	3,676

Net Gain /(Loss) from operations before dividends to policyholders and federal income taxes	38	(331)	(234)
Dividends to policyholders	12	24	25
Net Gain/(Loss) from operations before federal income taxes	26	(355)	(259)
Federal income taxes	8	(125)	(60)
Net Gain /(Loss) from operations before realized capital losses	18	(230)	(199)
Net realized capital losses, net of tax ($30; 2001 - $11; 2000 - $(10)	(43)	(22)	(44)
Net loss	$(25)	$(252)	$(243)

  See accompanying notes.
F-6

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Changes in Capital and Surplus - Statutory Basis

	June 30	Year ended December 31
	2002	2001	2000
	(Unaudited)	(In Millions)

Capital and surplus, beginning of year	$1,185	$1,179	$1,154
Net loss	(25)	(252)	(243)
Dividends to Parent	-	-	(61)
Change in net unrealized capital gains and losses	(20)	96	23
Change in non-admitted assets and related items	(4)	(33)	(1)
Change in liability for reinsurance in unauthorized companies	(4)	6	(25)
Transfer of prepaid pension asset	-	(133)	-
Change in accounting principle, net of tax	-	147	-
Change in net deferred income tax	11	29	-
Change in reserve related to of change in valuation basis	-	-	(3)
Decrease in asset valuation reserve	(5)	1	20
Capital contribution from Parent	-	137	314
Other changes in capital and surplus, net	58	8	1
Capital and surplus, end of year	$1,196	$1,185	$1,179

  See accompanying notes.
F-7

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Cash Flows - Statutory Basis

	June 30	Year ended December 31
	2002	2001	2000
	(Unaudited)	(In Millions)

Operating activities
Premiums and annuity considerations	$855	$1,886	$1,882
Charges and fees for deposit-type funds	41	(64)	-
Considerations for supplementary contracts and dividend accumulations	1	2	2
Commission and expense allowances on reinsurance ceded	22	42	52
Net investment income	266	434	408
Fees from separate accounts	5	14	116
Other income	6	14	707
Life and accident and health claims	(553)	(1,005)	(796)
Surrender benefits and other fund withdrawals	(208)	(457)	(1,260)
Other benefits to policyholders	(54)	(106)	(92)
Commissions, other expenses and taxes	(303)	(591)	(531)
Net transfers to separate accounts	(30)	(10)	(341)
Dividends to policyholders	(12)	(25)	(23)
Federal income taxes	88	146	(43)
Net cash from operations	124	280	81

F-8

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Cash Flows - Statutory Basis
(continued)

	June 30	Year ended December 31
	2002	2001	2000
	(Unaudited)	(In Millions)

Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	$3,448	$4,629	$1,512
Stocks	-	56	1,051
Mortgage loans	36	49	265
Real estate	6	3	11
Other invested assets	3	10	14
Miscellaneous proceeds	-	65	1
Taxes on capital gains and losses	(30)	(11)	9
Total investment proceeds	3,463	4,801	2,863

Cost of investments acquired:
Bonds	(3,910)	(5,127)	(2,067)
Stocks	(66)	(49)	(1,063)
Mortgage loans	(106)	(268)	(57)
Real estate	(1)	(1)	(13)
Other invested assets	(10)	(25)	(29)
Miscellaneous applications	(18)	-	(19)
Total investments acquired	(4,111)	(5,470)	(3,248)

Net change in policy loans and premium notes	1	(2)	(10)
Net cash used for investments	(647)	(671)	(395)

Financing and miscellaneous activities
Dividends to Parent	-	-	(61)
Capital contribution from Parent	22	137	314
Borrowed money	449	225	74
Other sources, net	(131)	230	(52)
Net cash from financing and miscellaneous activities	340	592	275

Net change in cash and short-term investments	(183)	201	(39)
Cash and short-term investments at beginning of year	268	67	106
Cash and short-term investments at end of year	$85	$268	$67

  See accompanying notes.
F-9

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

December 31, 2001

1.	Nature of Operations and Basis of Financial Reporting

  ReliaStar Life Insurance Company (the Company) is principally engaged in the business of providing individual life insurance and annuities; employee benefit products and services; retirement plans; and life and health reinsurance. The Company operates primarily in the United States and is authorized to conduct business in all states, except New York.

  All outstanding shares of the Company are owned by ReliaStar Financial Corp. (ReliaStar), a holding and management company domiciled in Delaware. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, the Netherlands. ING acquired ReliaStar in September 2000. The Company owns at December 31, 2001, directly and indirectly, all capital stock of the following companies: Northern Life Insurance Company, Norlic, Inc., Security-Connecticut Life Insurance Company, ReliaStar Life Insurance Company of New York, ReliaStar Reinsurance Group (UK), Ltd. and NWNL Benefits Corporation.

Use of Estimates

  The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

  The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Minnesota, whose practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant of these differences are as follows:

F-10
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Investments

  Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

  Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

  For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred, and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

F-11

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

December 31, 2001

1.	Nature of Operations and Basis of Financial Reporting (continued)

Valuation Allowances

  The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

  Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

  Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

  Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

  The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

F-12

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Separate Accounts

  The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable universal life and 401(k) contracts and represent policyholder-directed funds that are separately administered. The assets (primarily investments) and liabilities (principally to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. The assets and liabilities of these accounts are carried at fair value.

  Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reinsurance

  For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Such treatment is not required by GAAP. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

F-13

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Benefit and Contract Reserves

  Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Policy Acquisition Costs

  The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Non-Admitted Assets

  Certain assets designated as "nonadmitted," principally past-due agents' balances, deferred federal income taxes, aged reinsurance receivable and other intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

F-14

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Participation Fund Account

  On January 3, 1989, the Commissioner of Commerce of the State of Minnesota approved a Plan of Conversion and Reorganization (the Plan) which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

  The Plan provided for the establishment of a Participation Fund Account (PFA) for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $300 million as of December 31, 2001) with respect to such policies are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Statements of Cash Flows

  Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

F-15

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

  Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset-backed securities, which are valued using the prospective method.

  Redeemable preferred stocks are reported at amortized cost or the lower of amortized cost or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

  Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains/(losses) were reported in unassigned surplus without any adjustment for federal income taxes.

F-16

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

  The Company uses interest rate swaps, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

  Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as insurred.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

  For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities. Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

F-17

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

  Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis. Preferred stocks in good standing are valued at cost, which approximates market value.

Investment real estate and buildings owned and occupied by the Company are carried at cost less accumulated depreciation and encumbrances, or market value if lower.

Real estate acquired in satisfaction of debt is stated at the lower of the appraised value of the asset foreclosed, or book value of the mortgage at the date of foreclosure.

  Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less. Short-term investments are carried at amortized cost, which approximates market value.

  Subsidiaries of the Company are accounted for using the equity method of accounting. Insurance subsidiaries are carried at their statutory book value and non-insurance subsidiaries are carried at their book value calculated in accordance with generally accepted accounting principles. The reported net income of the Company's subsidiaries is included in investment income, while all other changes in the net assets of subsidiaries are included in unrealized gains and losses. The assets and liabilities of the Company's subsidiaries are not consolidated with the assets and liabilities of the Company.

F-18

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

  The Company uses straight-line depreciation for all of its depreciable assets, with useful lives varying depending on the asset. For real estate subject to long-term leases, a depreciation method is used to result in accounting similar to direct financing leases whereby the excess of aggregate rentals over cost (reduced by estimated residual value) is recognized as investment income over the term of the lease at an approximately constant periodic rate of return.

  Realized investment gains and losses on sales of securities are included in the determination of net income and are determined on the specific identification method. Unrealized investment gains and losses are accounted for as direct increases or decreases in surplus. Income tax effects of unrealized gains and losses are not recognized. Realized gains and losses on expired futures contracts have been deferred and are being amortized over the life of the asset or liability the future contracts hedged.

  Due and accrued income is excluded from investment income on mortgage loans, bonds and short-term investments where interest is past due more than 90 days. The total amount excluded at December 31, 2001 and 2000 was $0 and $3 million, respectively.

F-19

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2001, were as follows:

	Gross	Net of Loading

Industrial	$-	$-
Ordinary new business	5	5
Ordinary renewal	23	25
Credit Life	2	2
Group Life	70	59
Group Annuity	(8)	(8)
Total	$93	$83

Aggregate Reserves for Policies and Contracts

  Reserves for future policy and contract benefits for life insurance are computed by the net level premium and preliminary term and other modified reserve methods on the basis of interest rates and mortality assumptions prescribed by state regulatory authorities. Annuity reserves are computed using interest rates and mortality assumptions where needed as prescribed by state regulatory authorities. Waiver of premium reserves (group disabled life reserves) are determined using morbidity and termination assumptions primarily based on the 1970 Intercompany Group Disability Table, using an interest rate of 5.25% to 6.25% for disablements. Reserves for long-term disability policies are primarily based on the 1981 Company Termination Table, using an interest rate of 5.5% to 10.3% for disablements prior to 1993 and the 1987 CGDT using an interest rate of 5.5% to 6.25% for disablements subsequent to 1992. Liabilities for unpaid accident and health claims are estimates of the ultimate net cost of all reported and unreported claims not yet settled. These reserves are estimated using actuarial analyses and case basis evaluations.

F-20

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Aggregate Reserves for Policies and Contracts (continued)

  The Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

  All substandard policies except Adjustable Life and Universal Life are valued as standard plus an amount determined by valuation representing the excess amount of the multiple table reserves over the standard reserves. All Adjustable Life and Universal Life policies are valued directly on a multiple table basis.

  As of December 31, 2001, the Company had insurance in force of $2 billion for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Minnesota. Reserves to cover this insurance totaled $14 million at December 31, 2001.

  Of the total annuity reserves and deposit fund liabilities at December 31, 2001, approximately 16% were subject to discretionary withdrawal - with adjustment; approximately 18% were subject to discretionary withdrawal - without adjustment; approximately 9% were not subject to discretionary withdrawal provisions; and approximately 57% were related to "market value" reserves in separate accounts without investment guarantees whose surrender values vary with the market value of the invested assets supporting the reserves.

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the underlying policies and the terms of the reinsurance contract.

F-21

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.	Nature of Operations and Basis of Financial Reporting (continued)

Deferred Taxes

  Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and the tax bases of assets and liabilities. Starting in 2001, deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Premium Revenue and Benefits to Policyholders

  Premiums on life insurance and annuity contracts are generally recognized as revenue over the premium-paying period of the contract. Contract benefits are recognized over the life of the contract by providing reserves for future policy and contract benefits.

Costs of acquiring new business are charged to operating expenses when incurred.

Reclassifications

Certain prior year amounts in the ReliaStar Life Insurance Company's statutory basis financial statements have been reclassified to conform to the 2001 financial statement presentation.

F-22

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

2.	Permitted Statutory Basis Accounting Practices

  The Company prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the State of Minnesota Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompasses all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

  The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the State of Minnesota Insurance Department. As of December 31, 2001 and 2000, the Company had no such permitted accounting practices.

3.	Accounting Changes

  The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of Minnesota has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. The Company adopted the revised Accounting Practices and Procedures Manual on January 1, 2001.

  Accounting changes adopted to conform to the provisions of the Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied

F-23

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

3.	Accounting Changes (continued)

  retroactively for all prior periods. As a result of these changes, the Company reported a change in accounting principle, as an adjustment that increased unassigned surplus approximately $147 million as of January 1, 2001.

  Included in this total adjustment were adjustments to increase unassigned surplus $42 million related to net admitted deferred tax assets and approximately $120 million related to qualified pension plan assets which were subsequently non-admitted. Offsetting these increases was a $21 million adjustment to record liabilities for the Company's non-qualified pensions plans.

4.	Investments

Bonds

The statement value and estimated market values of investments in bonds by type of investment were as follows at December 31:

				Estimated
	Statement	Gross Unrealized		Market
	Value	Gains	(Losses)	Value
	(In Millions)
2001
United States Government and government agencies and authorities	$97	$2	$(1)	$98
States, municipalities and political subdivisions	$34	8	-	42
Foreign governments	68	6	(1)	73
Public utilities	189	6	(2)	194
Corporate Securities	2,213	74	(34)	2,253
Mortgage-backed/structured securities	2,355	63	(45)	2,373
Total	$4,956	$159	$(82)	$5,033

F-24
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.	Investments (continued)

Bonds (continued)

				Estimated
	Statement	Gross Unrealized		Market
	Value	Gains	(Losses)	Value
2000	(In Millions)
United States Government and government agencies and authorities	$231	$12	$-	$243
States, municipalities and political subdivisions	8	-	-	8
Foreign governments	34	1	-	34
Public utilities	312	5	(3)	314
Corporate Securities	2,575	40	(44)	2,571
Mortgage-backed/structured securities	1,304	29	(45)	1,289
Total	$4,464	$87	$(92)	$4,459

At December 31, 2001 and 2000, bonds with an amortized cost of $83,604,000 and $54,797,000 respectively, were on deposit with various insurance departments to meet regulatory requirements.

  The statement value and estimated market value of bonds, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001
	Amortized		Fair
	Cost		Value
	(In Millions)
Maturing in:
One year or less	$67		$69
One to Five years	952		979
Five to Ten years	1,170		1,190
Ten years or later	412		422
Mortgage-backed/structured securities	2,355		2,373
Total	$4,956		$5,033

F-25
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.	Investments (continued)

Bonds (continued)

  The estimated market values for actively traded marketable bonds are determined based upon quoted market prices. The estimated market values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated market values. Estimated market values of privately placed bonds, which are not considered problems, are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates market values which the Company considers reflective of the estimated market value of each privately placed bond. Estimated market values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

  At December 31, 2001, the largest industry concentration of the private placement portfolio was mortgage-backed/structured finance where 26% of the portfolio was invested, and the largest industry concentration of the marketable bond portfolio was mortgage-backed/structured finance, where 43% of the portfolio was invested.

F-26

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.	Investments (continued)

Stocks

The cost and statement value of stocks were as follows:

	2001	2000
	(In Millions)
Unaffiliated:
Cost	$28	$30
Gross unrealized gains	-	-
Gross unrealized losses	(2)	(2)
Statement value	26	28
Affiliated - statement value	834	755
Total statement value	$860	$783

Mortgage Loans on Real Estate

The maximum and minimum lending rates for all mortgage loans issued during 2001 were 7.79% and 6.00%, respectively.

During 2001 and 2000, the Company did not reduce interest rates of outstanding mortgage loans.

  The maximum percentage of any one loan to the value of security at the time of the loan was 74%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan that would be permitted by law on the land without buildings. As of December 31, 2001, the Company held no mortgages with interest more than 180 days overdue.

  At December 31, 2001, the largest geographic concentration of commercial mortgage loans was in the Pacific region of the United States, where approximately 28% of the commercial mortgage loan portfolio was invested.

F-27
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.	Investments (continued)

Investment Income

Investment income summarized by type of investment was as follows:

	Year ended December 31
	2001	2000
	(In Millions)

Bonds	$378	$314
Common Stock-Affiliates	52	16
Mortgage Loans on Real Estate	49	58
Real Estate	28	25
Policy Loans	17	16
Short-Term Investments	1	5
Other	(1)	16
Gross Investment Income	524	450
Investment Expenses	54	36
Net investment income	$470	$414

F-28
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.	Investments (continued)

Realized Investment Gains and Losses

Net realized capital gains (losses) were as follows:

	Year ended December 31
	2001	2000
	(In Millions)
Bonds:
Gross gains	$33	$14
Gross losses	(20)	(63)
Mortgage loans on real estate	-	(9)
Other	(6)	(6)
Net pretax realized capital gains and losses	7	(64)
Income tax (expense) benefit	(11)	10
Net pretax realized capital gains and losses transferred to interest maintenance reserve (IMR)	(27)	15
Income tax expense (benefit) transferred to IMR	9	(5)
Net realized capital losses, net of tax	$(22)	(44)

Proceeds from the sale of bonds were $4.6 billion and $1.5 billion during 2001 and 2000, respectively.

  As part of its investment strategy, the Company enters into dollar rolls transactions to increase its return on investments and improve liquidity. Dollar rolls involve the sale of securities and an agreement to repurchase substantially the same security as the security sold. Such borrowings averaged approximately $37 million during 2001 and were collateralized by investment in securities with fair values approximately equal to the loan value. The balance of dollar roll transactions at December 31, 2001 was $249 million. The primary risk associated with short

F-29
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.	Investments (continued)

Realized Investment Gains and Losses (continued)

  term collateralized borrowings is that the counter party will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments.

  The Company participates in reverse repurchase transactions. Such transactions involve the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate duration. The terms of the reverse repurchase agreement call for payment of interest at a rate of between 1.80% and 2.26%. Amounts due related to reverse repurchase transactions as of December 31, 2001 were $37 million.

5.	Derivative Instruments

  The Company has an established program prescribing the use of derivatives in its asset/liability management activity. The investment policy of the Company expressly precludes the use of such instruments for speculative purposes. The policy details permissible uses and instruments and contains accounting and management controls designed to assure compliance with these policies. The Company is not a party to leveraged derivatives.

  The insurance liabilities of the Company are sensitive to changes in market interest rates. The Company has established procedures for evaluating these liabilities and structures investment asset portfolios with compatible characteristics. Investment assets are selected which provide yield, cash flow and interest rate sensitivities appropriate to support the insurance products.

  The Company uses interest rate swaps and equity indexed call options as part of this asset/liability management program. The Company has acquired a significant amount of certain shorter duration investments, such as floating rate or adjustable rate investments. Acquisition of these assets shortens the duration of an asset portfolio. The Company uses interest rate swaps

F-30
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

5.	Derivative Instruments (continued)

  to extend the duration of these portfolios as an alternative to purchasing longer duration investments. The equity indexed call options are based on the S&P 500 Index and are used to hedge the Company's equity indexed annuity product. On the termination date, the counterparty will make one payment to the Company based on the level of the index and strike price.

  The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, the Company has established an issuer holder limitation program whereby the maximum credit exposure to a single issuer is established based upon the credit rating of the issuer and the structure of the investment. The positive market value of swap positions is included in the computation of the maximum issuer limitation.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2001 and 2000 (in millions):

	December 31, 2001
	Notional	Carrying	Fair
	Amount	Value	Value

Interest rate contracts:
Swaps	$360.0	$-	$28.5
Options owned	6.3	1.3	1.3
Total derivatives	$366.3	$1.3	$29.8

F-31

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

5.	Derivative Instruments (continued)

	December 31, 2000
	Notional	Carrying	Fair
	Amount	Value	Value

Interest rate contracts:
Swaps	$155.0	$-	$3.2
Options owned	6.3	1.4	1.4
Total derivatives	$161.3	$1.4	$4.6

6.	Employee Benefit Plans

Defined Benefit Plan

  The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's average annual compensation during the last five years of employment. The Company's funding and accounting policies are consistent with the funding requirements of Federal law and regulations. As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING America Insurance Holdings, including ReliaStar Life Insurance Company, were merged into one plan which will be recognized in ING's financial statements. As a result, the Company transferred their qualified pension assets and liabilities to ING North America Insurance

F-32

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.	Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

  corporation, an affiliate. In addition to pension benefits, the Company provides certain health care and life insurance benefits ("postretirement benefits") to retired employees through an unfunded postretirement benefit plan. A summary of assets, obligations, and assumptions of the Pension and Other Post Retirement Benefit Plans is as follows:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In Millions)		(In Millions)
Change in benefit obligation
Benefit obligation at beginning of year	$-	$-	$14.2	$13.5
Adoption of Codification	228.8	-	-	-
Service cost	2.4	-	0.7	0.2
Interest cost	17.4	-	1.1	0.4
Contribution by plan participants	-	-	0.5	0.5
Actuarial gain (loss)	7.1	-	(4.6)	0.6
Benefits paid	(6.5)	-	(1.2)	(0.9)
Plan amendments	(0.2)	-	3.3	-
Business combinations, divestitures, curtailments, settlements and special termination benefits	(221.1)	-	1.0	-
Benefit obligation at end of year	$27.9	$ -	$15.0	$14.2

F-33

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.	Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In Millions)		(In Millions)
Change in plan assets
Fair value of plan assets at beginning of year	$-	$-	$-	$-
Adoption of Codification	327.5	-	-	-
Actual return on plan assets	(83.9)	-	-	-
Employer contribution	2.0	-	0.8	0.5
Plan participants' contributions	-	-	0.5	0.5
Benefits paid	(6.5)		(1.3)	(1.0)
Business combinations, divestitures and settlements	(239.1)	-	-	-
Fair value of plan assets at end of year	$-	$-	$-	$-

F-34

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.		Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In Millions)		(In Millions)
Funded status
Funded status at December 31	$(27.9)	$-	$(15.0)	$(14.2)
Unamortized prior service cost	-	-	3.3	-
Unrecognized net gain or (loss)	-	-	(4.1)	0.6
Net amount recognized	$(27.9)	$ -	$(15.8)	$(13.6)

Upon the adoption of Codification, the pension benefits related to vested employees not previously recognized has been recorded as part of the cumulative effect of accounting change adjustment.

  The pension benefits obligation for non-vested employees at December 31, 2001 and 2000 amounted to $0.1 million and $4.4 million, respectively. The other benefits obligation for non-vested employees at December 31, 2001 and 2000, amounted to $0 million and $3.1 million, respectively.

F-35

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.	Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In Millions)		(In Millions)

Components of net periodic benefit cost:
Service cost	$2.4		$0.7	$0.2
Interest cost	17.4		1.1	0.4
Expected return on plan assets	(29.7)	-	-	-
Amortization of unrecognized transition obligation or transition asset	-	-	-	-
Amount of recognized gains and losses	-	-	-	-
Amount of prior service cost recognized	1.2	-	-	-
Amount of gain or loss recognized due to a settlement or curtailment	0.9	-	-	-
Total net periodic benefit cost	$(7.8)		$1.8	$0.6

F-36

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.	Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2001 and 2001 were as follows:

	2001	2000
Weighted-average discount rate	7.50%	7.75%
Rate of increase in compensation level	4.50%	5.00%
Expected long-term rate of return on assets	N/A	9.25%

  The postretirement plan is contributory, to retired contribution levels adjusted annually; the life insurance portion of the plan provides a flat amount of noncontributory coverage with optional contributory coverage. The discount rate used in determining the postretirement benefit obligation as of December 31, 2001 was 7.50% and the health care cost trend rate used was 8.0% trending to 5.5% in 2007 and thereafter.

  A one percentage-point increase in the assumed health care cost trend rate would increase the postretirement benefit obligation by approximately $967,000 and increase the service and interest cost components of annual expense by approximately $150,000.

  Effective June 25, 2001, ReliaStar transferred sponsorship of the Success Sharing Plan and ESOP (Success Sharing Plan) to ING Holdings. The Company participates in the Success Sharing Plan, a defined contribution plan designed to increase employee ownership and reward employees when certain performance objectives are met. Essentially all employees of the Company are eligible to participate in the Success Sharing Plan. In addition, the Success Sharing Plan has a 401(k) feature, whereby participants may elect to contribute a percentage of their eligible earnings to the Plan. The Company matches participants' 401(k) contributions up to 6% of eligible earnings. Expense allocated to the Company for the Success Sharing and 401(k) plans for the years ended December 31, 2001 and 2000 was approximately $2.8 million and $8.8 million, respectively.

F-37
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.	Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

The Company has no multiemployer plans, consolidated holding company plans or postemployment benefits and compensated absences.

Stock Incentive Plan

  Prior to the acquisition in 2000, officers and key employees of the Company participated in the stock incentive plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense for stock-based compensation plans has been allocated to the Company.

7.	Income Taxes

  ReliaStar Life Insurance Company files a consolidated federal income tax return with Security-Connecticut Life Insurance Company, Northern Life Insurance Company and ReliaStar Life Insurance Company of New York. The Company allocates an amount approximating the tax the member would have incurred were it not a member of a consolidated group and credits the member for use of its losses at the statutory rate.

The components of the net admitted deferred tax asset are as follows:

	December 31, 2001	January 1, 2001	Change
	(In Thousands)

Gross deferred tax asset	$246,787	$216,928	$29,859
Gross deferred tax liabilities	33,012	32,115	897
Net deferred taxes and change for the year	213,775	184,813	28,962
Non admitted deferred tax assets and change for year	(167,083)	(143,289)	(23,794)
Net admitted deferred tax asset and change for the year	$46,692	$41,524	$(5,168)

F-38
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

7.	Income Taxes (continued)

  For 2001, the Company's income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to income before taxes (including capital gains) for the following reasons:

Year ended December 31,
2001
(In Thousands)

Expected federal income tax expense (benefit) at statutory rate of 35%	$(122,036)
Deferred acquisition costs	7,477
Due and deferred premiums	11,523
Investments	6,646
Subsidiary dividend income	(18,200)
Legal reserves	8,912
Insurance reserves	(2,166)
Other	1,063
Prior year return true-up	(7,574)
Total federal income tax expense	(114,355)
Change in deferred taxes	(28,962)
Total statutory federal income taxes	$(85,393)

  For 2000, Income before federal income taxes differs from taxable income principally due to deferred acquisition cost, deferred premiums, and differences in reserves for policy and contract liabilities for tax and statutory-basis financial reporting purposes.

F-39

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

7.	Income Taxes (continued)

  Prior to 1984, ReliaStar Life Insurance Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if ReliaStar Life Insurance Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, ReliaStar Life Insurance Company has not accrued income taxes on the PSA balance of $34 million at December 31, 2001. However, if such taxes were assessed, the amount of the taxes payable would be $12 million. No deferred tax liabilities are recognized related to the PSA.

F-40

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

8.	Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	December 31
	2001	2000
	(In Millions)

Balance at January 1	$1,101	$675
Less reinsurance recoverables	374	288
Net balance at January 1	727	387

Incurred related to:
Current year	621	353
Prior years	25	132
Total incurred	646	485

Paid related to:
Current year	263	130
Prior years	89	15
Total paid	352	145

Net balance at December 31	1,021	727
Plus reinsurance recoverables	167	374
Balance at December 31	$1,188	$1,101

  The liability for unpaid accident and health claims and claim adjustment expenses is included in Aggregate Reserves for Policies and Contracts and Policy and Contract Claims on the Statutory Basis Statements of Admitted Assets, Liabilities, Surplus and Other Funds. During the third quarter of 2001 the Company's reinsurance operations recorded reserve related adjustments to reflect the increase in workers compensation claims due the events of September 11th at the World Trade Center.

F-41

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

9.	Surplus Note

  The Company has a surplus note with a principal value of $100 million from ReliaStar. The Commissioner of the Minnesota Department of Commerce has advised the Company that it will permit the funds received from the surplus note to be treated as surplus for statutory accounting purposes. The original note, dated April 1, 1989, was issued in connection with ReliaStar Life's demutualization and was used to offset the surplus reduction related to the cash distribution to the mutual policyholders in the demutualization. This original 101/4% note was replaced by a successor surplus note (the 1994 Note) dated November 1, 1994. The 1994 Note provides, subject to the regulatory constraints discussed below, that (i) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (ii) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi-annually; and (iii) in the event that ReliaStar Life is in default in the payment of any required interest or principal, ReliaStar Life cannot pay cash dividends on its capital stock (all of which is owned directly by ReliaStar). The 1994 Note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Department of Commerce. During the year ended December 31, 2001 total interest paid on the 1994 Note was $7 million. Accrued interest was $2 million as of December 31, 2001. Interest paid on the 1994 Note since November 1, 1994 totaled $46 million.

10.	Capital and Surplus

  The ability of the Company to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of Minnesota. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

  Under Minnesota insurance law regulating the payment of dividends by the Company, any such payment must be an amount deemed prudent by the Company's Board of Directors. Unless otherwise approved by the Commissioner, the dividend must be paid solely from the adjusted earned surplus of the Company.

F-42
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

10.	Capital and Surplus (continued)

  Adjusted earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less 25% of the amount of such earned surplus which is attributable to net unrealized capital gains. Further, without approval of the Commissioner, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (i) 10% of the Company's statutory surplus at the prior year-end or (ii) 100% of the Company's statutory net gain from operations (not including realized capital gains) for the prior calendar year.

  The Company has 25,000,000 authorized shares of common stock with a par value of $1.25 per share, 2,000,000 of which are outstanding. The Company also has 5,000,000 authorized shares of redeemable, cumulative, nonvoting preferred stock, none of which are outstanding.

The Company holds 80,000 shares of preferred stock in treasury at cost.

Total unassigned surplus at December 31, 2001 was $125 million and has no restrictions, except as described above.

11.	Reinsurance

  The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits. The Company's retention limit is $1,000,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $500,000 per life with per occurrence limitations, subject to certain maximums.

  Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 2001 and 2000. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

F-43

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

11.	Reinsurance (continued)

  As of December 31, 2001 and 2000, $68 billion, respectively $40 billion of life insurance in force was ceded to other companies. The Company had assumed $117 billion, respectively $54 billion of life insurance in force as of December 31, 2001 and 2000.

The effect of reinsurance on premiums and recoveries is as follows:

	Year ended December 31
	2001	2000
	(In Millions)

Direct premiums	$1,522	$1,538
Reinsurance assumed	623	656
Reinsurance ceded	(348)	(333)
Net premiums	$1,797	$1,861

Reinsurance recoveries	$241	$324

12.	Related Party Transactions

The Company received cash dividends totaling $52 million and $12 million from its subsidiaries during 2001 and 2000, respectively.

F-44

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

12.	Related Party Transactions (continued)

  The Company and its affiliates have entered into agreements whereby they provide certain management, administrative, legal and other services to each other. The net amounts billed resulted in the Company recording a reduction of expenses totaling $54 million and $43 million in 2001 and 2000, respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates.

13.	Commitments and Contingencies

Litigation

  The Company, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitration. In some class actions and other actions involving insurers, substantial damages have been sought and/or material settlements or awards payments have been made. The Company currently believes that no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Company.

Joint Group Life and Annuity Contracts

  The Company has issued certain participating group annuity and group life insurance contracts jointly with another insurance company. The Company has entered into an arrangement with this insurer whereby the Company will gradually transfer these liabilities (approximately $64 million at December 31, 2001) to the other insurer over a ten-year period which commenced in 1993. The terms of the arrangement specify the interest rate on the liabilities and provide for a transfer of assets and liabilities scheduled in a manner consistent with the expected cash flows of the assets allocated to support the liabilities. A contingent liability exists with respect to the joint obligor's portion of the contractual liabilities attributable to contributions received prior to July 1, 1993 in the event the joint obligor is unable to meet its obligations.

F-45

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

13.	Commitments and Contingencies (continued)

Financial Instruments

  The Company is a party to financial instruments with on and off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates and equity prices. These financial instruments include commitments to extend credit, financial guarantees, equity indexed call options and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate, equity price or liquidity risk in excess of the amount recognized in the Statutory Basis Balance Sheets.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For swaps and equity indexed call options, the contract or notional amounts do not represent exposure to credit loss. The Company's exposure to credit loss is limited to those financial instruments where the Company has an unrealized gain.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

	December 31
	2001	2000
	(In Millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$40	$27
Financial guarantees	6	15
Financial instruments whose notional or contract amounts exceed the amount of credit risk:
Interest rate swap agreements	360	155
Equity indexed call options	6	6

F-46

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

13.	Commitments and Contingencies (continued)

Financial Instruments (continued)

  Commitments to Extend Credit - Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

  Financial Guarantees - Financial guarantees are conditional commitments issued by the Company guaranteeing the performance of the borrower to a third party. Those guarantees are primarily issued to support public and private commercial mortgage borrowing arrangements. The credit risk involved is essentially the same as that involved in issuing commercial mortgage loans.

  The Company is a partner in four real estate joint ventures where the Company has guaranteed the repayment of loans of the partnership. As of December 31, 2001, the Company had guaranteed repayment of $6 million ($15 million at December 31, 2000) of such loans including the portion allocable to the PFA. If any payment were made under these guarantees, the Company would be allowed to make a claim for repayment from the joint venture, foreclose on the assets of the joint venture, including its real estate investment, and, in certain instances, make a claim against the joint venture's general partner.

  For certain of these partnerships, the Company has made capital contributions from time to time to provide the partnerships with sufficient cash to meet its obligations, including operating expenses, tenant improvements and debt service. Capital contributions during 2001 and 2000 were insignificant. Further capital contributions may be required in future periods for certain of the joint ventures. The Company cannot predict the amount of such future contributions.

F-47

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

13.	Commitments and Contingencies (continued)

Financial Instruments (continued)

  Interest Rate Swap Agreements - The Company enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements which was $29 million at December 31, 2001.

  Equity Indexed Call Options - The Company holds certain call options indexed to the performance of the S&P 500 Index as part of its asset/liability management strategy for its equity indexed annuity products. The Company held options with an aggregate estimated fair value of $1 million as of December 31, 2001.

  Futures Contracts - The Company previously entered into futures contracts to manage interest rate risk as part of the Company's asset and liability management program for its guaranteed investment contract (GIC) portfolio. During 1997, the Company closed out all of its futures contracts and immediately entered into zero coupon interest rate swaps. As of December 31, 2001, the remaining deferred gain on the closed futures contracts was approximately $4 million, which is being amortized into income over the life of the liabilities whose cash flows they supported.

F-48

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.	Fair Value of Financial Instruments

  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Fixed maturities and equity securities - The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices as determined by the NAIC Securities Valuation Office, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, commercial mortgages, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which generally fall within a range between 2% and 18% over the total portfolio.

F-49

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.	Fair Value of Financial Instruments (continued)

  Mortgage Loans on Real Estate - The fair values for commercial mortgages are estimated using a discounted cash flow approach. Commercial loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads required on new loans with similar characteristics. The amortizing features of all loans are incorporated into the valuation. Where data on option features was available, option values were determined using a binomial valuation method and were incorporated into the mortgage valuation.

  Derivative financial instruments - Fair values for on-balance-sheet derivative financial instruments (options) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

  Other investment-type insurance contracts - The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

Encumbrances - The fair value for debt obligations was based upon discounted cash flow analyses. The discount rate was based upon the Company's estimated current incremental borrowing rates.

  Financial Guarantees - The fair values for financial guarantees were estimated using discounted cash flow analyses based upon the expected future net amounts to be expended. The estimated net amounts to be expended were determined based on projected cash flows and a valuation of the underlying collateral.

The carrying value of all other financial instruments approximates their fair value.

F-50

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.	Fair Value of Financial Instruments (continued)

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000 are as follows:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In Millions)
Assets
Bonds	$4,956	$4,981	$4,464	$4,459
Stocks (unaffiliated)	26	30	28	32
Mortgage loans on real estate:
Commercial	794	827	575	581
Residential and other	-	-	-	-
Policy loans	263	263	260	260
Cash and short-term investments	268	268	67	67
Other financial instruments recorded as assets	92	92	425	425

Liabilities
Investment contracts:
Deferred annuities	(1,256)	(1,114)	(1,321)	(1,309)
GICs	(90)	(90)	(90)	(107)
Supplementary contracts and immediate annuities	(228)	(228)	(218)	(216)
Other investment contracts	(240)	(240)	(141)	(140)
Claim and other deposit funds	(167)	(167)	(57)	(44)
Encumbrances	-	-	-	-
Other financial instruments recorded as liabilities	(497)	(497)	(301)	(301)

Off-balance sheet financial instruments
Financial guarantees	-	1	-	(1)
Interest rate swaps	-	29	-	3

F-51

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.	Fair Value of Financial Instruments (continued)

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

15.	Leases

  The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $9 million and $12 million for 2001 and 2000, respectively. Future minimum aggregate rental commitments at December 31, 2001 for operating leases were as follows (in millions):

2002	$3
2003	3
2004	2
2005	2
2006	1
2007 and thereafter	3
Total	$14

F-52

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

16.	Annuity Reserves

  At December 31, 2001 and 2000, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2001
	Amount	Percent
	(In Millions)
Subject to discretionary withdrawal (with adjustment):
With market value adjustment	$344.3	6.89%
At book value less surrender charge	476.4	9.54%
At fair value	2,814.7	56.37%
Subtotal	3,635.3	72.80%
Subject to discretionary withdrawal
(without adjustment) at book value with
minimal or no charge or adjustment	909.1	18.20%
Not subject to discretionary withdrawal	449.6	9.00%
Total annuity reserves and deposit fund liabilities-
Before reinsurance	4,994.0	100%
Less reinsurance ceded	-
Net annuity reserves and deposit fund liabilities	$4,994.0

F-53

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

16.	Annuity Reserves (continued)

	December 31, 2000
	Amount	Percent
	(In Millions)
Subject to discretionary withdrawal (with adjustment):
With market value adjustment	$197.9	4.00%
At book value less surrender charge	456.6	9.00%
At fair value	3,284.4	61.00%
Subtotal	3,938.9	74.00%
Subject to discretionary withdrawal
(without adjustment) at book value with minimal or no charge
or adjustment	875.3	16.00%
Not subject to discretionary withdrawal	542.0	10.00%
Total annuity reserves and deposit fund liabilities-
Before reinsurance	$5,356.3	100.0%
Less reinsurance ceded
Net annuity reserves and deposit fund liabilities	$5,356.3

17.	Separate Accounts

  Most separate and variable accounts held by the Company relate to individual variable annuities of a nonguaranteed return nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. These variable annuities generally provide an incidental death benefit of the greater of account value or premium paid. In 1996 the Company began offering a policy with a minimum guaranteed death benefit that is adjusted every seven years to the current account value. The assets and liabilities of these accounts are carried at market.

F-54

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

17.	Separate Accounts (continued)

  Certain other separate accounts relate to experience-rated group annuity contracts, that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. There are guarantees of principal and interest for purposes of plan participant transactions (e.g., participant-directed withdrawals and fund transfers done at book value). The assets and liabilities of these separate accounts are carried at book value.

Information regarding the separate accounts of the Company is as follows:

	2001	2000
	(In Millions)
Transfers as reported in the summary of operations of the Separate Accounts Statement:
Transfers to separate accounts	$ 960	$1,147
Transfers from separate accounts	623	833
Net transfers to separate accounts	337	314

Reconciling adjustments:
Miscellaneous transfers	(179)	(12)
Transfers as reported in the Statement of Operations	$158	$302

F-55

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

17.	Separate Accounts (continued)

	December 31, 2001
	Nonindexed Guarantee Less than or Equal to 4%	Nonguaranteed Separate Accounts	Total
	(In Millions)
Reserves for separate accounts by withdrawal characteristics
Subject to discretionary withdrawal:
With market value adjustment	$158.0	$-	$158.0
At book value without market value adjustment less current surrender charge of 5% or more	-		-
At market value	-	3,632.6	3,632.6
At book value without market value adjustment less current surrender charge of less than 5%	-	-	-
	158.0	3,632.6	3,790.6
Not subject to discretionary withdrawal	-	1.2	1.2
Total aggregate reserve for separate accounts	$158.0	$3,633.8	$3,791.8

F-56

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

17.	Separate Accounts (continued)
	December 31, 2000
	Nonindexed Guarantee Less than or Equal to 4%	Nonguaranteed Separate Accounts	Total
	(In Millions)
Reserves for separate accounts by withdrawal characteristics
Subject to discretionary withdrawal:
With market value adjustment	$37.4	$-	$37.4
At book value without market value adjustment less current surrender charge of 5% or more	-	-	-
At market value	-	4,161.5	4,161.5
At book value without market value adjustment less current surrender charge of less than 5%	-	-	-
Subtotal	37.4	4,161.5	4,198.9
Not subject to discretionary withdrawal	-	1.8	1.8
Total aggregate reserve for separate accounts	$37.4	$4,163.3	$4,200.7

18.	Guaranty Fund Assessments

  Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

F-57

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

18.	Guaranty Fund Assessments (continued)

  The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The guaranty fund assessments of the Company are not material.

19.	Regulatory Risk-Based Capital

  The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2001, the Company exceeded all minimum RBC requirements.

20.	Reconciliation to the Annual Statement

At December 31, 2001, differences in amounts reported in the 2001 Annual Statement, as revised, and amounts in the accompanying statutory-basis financial statements are due to the following:

	Net Income	Capital and Surplus

Amounts as reported in the 2001 Annual Statement	$(303,839,000)	$1,184,979,000
Effects of codification accounting change	52,000,000	-
Amounts as reported in the accompanying statutory-basis financial statements	$(251,839,000)	$1,184,979,000

21.	Event (Unaudited) Subsequent to the Date of the Report of Independent Auditors

  On June 28, 2002, the Board of Directors of the Company approved a plan to merge with the Company's wholly owned subsidiary, Northern Life Insurance Company. The Company will be the surviving corporation of the transaction. The Minnesota Department of Commerce is expected to approve the merger in July 2002. The merger is anticipated to be effective on October 1, 2002.

F-58
APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11
46	2.09	55	1.50	64	1.22	73	1.09
47	2.03	56	1.46	65	1.20	74	1.07
48	1.97	57	1.42	66	1.19	75 - 90	1.05

Cash Value Accumulation Test Factors
The cash value accumulation test factors vary according to the age, gender and risk class of the insured person.

  Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using a 4.00% interest rate and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.

A-1

PART II
INFORMATON NOT REQUIRED IN PROSPECTUS

UNDERTAKINGS TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKING PURSUANT TO RULE 484

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

"REASONABLENESS" REPRESENTATION PURSUANT TO 26(e)(2)(A) OF
OF THE INVESTMENT COMPANY ACT OF 1940

  ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Facing Sheet.
The prospectus for ING Protector Elite Variable Universal Life Insurance Policy dated September 23, 2002 and consisting of 179 pages
Undertakings to file reports.
The Undertaking pursuant to Rule 484.
"Reasonableness" representation pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940.
The signatures.
Written consents of the following persons:
A.	Consent of Counsel
B.	Actuarial Consent (included as part of Exhibit No.2 below)
C.	Consent of Independent Auditors (included as Exhibit No. 7 below)
The following Exhibits:

1.	The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:
(1)

  Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select Life Variable Account. (Filed as an Exhibit in S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference)

	(2)	Not Applicable
	(3)	(a)	Form of ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc.
		(b)	Specimen Selling Agreements. (Filed as part of Select*Life Variable Account S-6EL24 on December 23 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)
		(c)	Form of Assignment of Broker/Dealer Agency Selling Agreement
(d)

  Specimen ING America Equities, Inc. Selling Agreement (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002)

		(e)	Schedules for Sales Commissions (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002)
	(4)	Not Applicable
	(5)	(a)	Specimen Policy (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(b)	Accelerated Benefit Rider (Filed in S-6 on December 22, 1998, File No. 333-69431 and incorporated herein and by reference)
		(c)	Children's Insurance Rider (Filed in S-6 on December 22, 1998, File No. 333-69431 and incorporated herein and by reference)
		(d)	Additional Insured Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(e)	Insured's Cost of Living Rider (Filed in S-6 on December 22, 1998, File No. 333-69431 and incorporated herein and by reference)
		(f)	Waiver of Monthly Deduction Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(g)	Accidental Death Benefit Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(h)	Waiver of Specified Premium Rider(Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(i)	Term Insurance Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(j)	Extended Death Benefit Guarantee Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
		(k)	Policy Illustration
		(l)	Lifetime Guarantee Death Benefit Rider (Filed in S-6 on December 22, 1998, File No. 333-69431 and incorporated herein and by reference)
		(m)	Full Death Benefit Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002)
	(6)	(a)

  Amended Articles of Incorporation of ReliaStar Life. (Filed as part of Select Life Variable Account S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference)

(b)

  Amended By-Laws of ReliaStar Life. (Filed as part of Select Life Variable Account S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference)

	(7)	Not Applicable
	(8)	(a)

  Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Filed as part of Select Life Variable Account S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference)

(b)

  Form of Amendment No. 10 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Filed in S6-A on April 5, 1999, File No. 333-69431 and Incorporated herein by reference)

(c)

  Form of Amendments No. 11 and 12 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Filed in Form S-6 on September 29, 2000, File No. 333-47094 and incorporated herein by reference)

(d)

  Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Filed as part of Select Life Variable Account S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference)

(e)

  Form of Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Filed in S6-A on April 5, 1999, File No. 333-69431 and incorporated herein by reference)

(f)

  Form of Amendments No. 10 and 11 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Filed in Form S-6- on September 29, 2000, File No. 333-47094 and incorporated herein by reference)

(g)

  Form of Service Agreement and Contract between ReliaStar Life Insurance Company, WSSI, and Fidelity Investments Institutional Operations Company and Distributors Corporation dated January 1, 1997. (Filed in S-6 on September 29, 2000, File No. 333-47094 and incorporated herein by reference)

(h)

  Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Filed in S-6EL24 on December 23, 1996, File No. 333-18517, and incorporated herein by reference)

(i)

  Form of Amendments No. 3 and 4 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Filed in S-6 on September 29, 2000, File No. 333-47094 and incorporated herein by reference)

(j)

  Form of Service Agreement by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein and by reference)

(k)

  Form of Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein and by reference)

		(l)	Form of Service Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein and by reference)
(m)

  Form of Service Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated ("NBMI"). (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein and by reference)

(n)

  Form of Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management, Inc. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein and by reference.)

(o)

  Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management, Inc. (Filed in Form S-6 on March 31, 2000, File No. 33-57244 and incorporated herein and by reference)

(p)

  Form of Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Filed in Form S-6 on April 14, 2000, File No. 333-69431 and incorporated herein and by reference)

(q)

  Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Filed in Form S-6 on April 14, 2000, File No. 333-69431 and incorporated herein and by reference)

(r)

  Form of Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc., (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein and by reference)

		(s)	Exhibit to Participation Agreement (Filed in Form S-6 on March 31, 2000, File No. 33-57244 and incorporated herein and by reference)
(t)

  Form of Amendment dated September 29, 2000 to the Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949, File No. 333-47094 and incorporated herein by reference)

(u)

  Form of Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and OpCap Advisers. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference)

(v)

  Form of Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Filed in Form S-6 on March 31, 2000, File No. 33-57244 and incorporated herein by reference)

(w)

  Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-00949, File No. 333-47094 and incorporated herein by reference)

(x)

  Form of Administrative Services Agreement by and between ReliaStar Life Insurance company and A I M Advisors, Inc. (Filed in Form S-6 on March 31, 2000, File No. 33-57244 and incorporated herein and by reference)

		(y)	Form of Participation Agreement by and between GCG Trust and ReliaStar Life Insurance Company. (Filed in Form S-6 on March 30, 2001, File No. 333-69431 and incorporated herein and by reference)
(z)

  Form of Participation Agreement by and between ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and Pilgrim Investment, Inc. (Filed in Form S-6 on March 30, 2001, File No. 333-69431 and incorporated herein and by reference)

(aa)

  Amendment, effective July 1, 2002 to Letter Agreement dated August 8, 1997 between Janus Capital Corporation (the "Adviser"), and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002)

(bb)

  Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002)

(cc)

  Administrative and Shareholder Service Agreement between ReliaStar Life Insurance Company and ING Pilgrim Investments, LLC. (Incorporated by reference to Initial Registration on Form S-6, 333-92000, as filed on July 3, 2002)

(dd)

  Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002)

(ee)

  Amendment to Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002)

(ff)

  Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002)

(gg)

  Participation Agreement between ReliaStar Life Insurance Company ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002)

(hh)

  Participation Agreement by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002)

	(9)	Not Applicable
	(10)	(a)	Revised Policy Application Form (Filed in Form S-6 on April 23, 2001, File No. 333-47527 and incorporated herein by reference)
		(b)	Revised Supplement to Policy Application Form (Filed in Form S-6 on April 23, 2001, File No. 333-47527 and incorporated herein by reference)
2.	Opinion and Consent of Counsel
3.	Not Applicable
4.	Not Applicable
5.	Not Applicable
6.	Actuarial Opinion and Consent
7.	(a)	Consent of Independent Auditors -- Ernst & Young LLP
	(b)	Consent of Independent Auditors -- Deloitte & Touche LLP
8.	Document setting forth administrative procedures to be followed by RLIC for Purchase, Redemption, Transfer, and Conversion - re Policy Form 86-080-
9.	Powers of Attorney (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002)

SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, Select*Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement on Form S-6 (File No. 333-92000) to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 19th day of September, 2002.

SELECT*LIFE VARIABLE ACCOUNT
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

	By:	Keith Gubbay*
President (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title		Date
)
Keith Gubbay*	Director and President	)
Keith Gubbay	(principal executive officer))
)
Thomas J. McInerney*	Director	)
Thomas J. McInerney		)
)
Randy Lowery*	Director	)
P. Randall Lowery		)	September
		)	19, 2002
Mark A. Tullis*	Director	)
Mark A. Tullis		)
)
Chris Schreier*	Director, Sr. Vice President and Chief Financial Officer	)
Chris Schreier	(principal financial officer and principal accounting officer))
)
By:	/s/ J. Neil McMurdie
J. Neil McMurdie *Attorney-in-Fact

VARIABLE LIFE ACCOUNT B
Exhibit Index

Exhibit No.	Exhibit

99-(3)(a)	Form of ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc.

99-(3)(c)	Form of Assignment of Broker/Dealer Agency Selling Agreement

99-(5)(k)	Policy Illustration

99-2	Opinion and Consent of Counsel

99-6	Actuarial Opinion and Consent

99-7(a)	Consent of Independent Auditors -- Ernst & Young LLP

99-7(b)	Consent of Independent Auditors -- Deloitte & Touche LLP

99-8	Document setting forth administrative procedures to be followed by RLIC for Purchase, Redemption, Transfer, and Conversion - re Policy Form 86-080